5/8

07023400

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Highveld Steel x Vanduim

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 1 5 2007
THOMSON
FINANCIAL

FILE NO. 82- 00596 FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DATE: 5/10/07





Annual Report 2006

Creating value through innovation...

HIGHVELD
STEEL AND VANADIUM CORPORATION LIMITED

Living our values:

Looking after equipment and being proud in our workplace

Respecting our clients and their needs

Working together as a focused and dedicated team

Having the courage to shape our future

Registration No. 1960/001900/06
Incorporated in the Republic of South Africa
Certified in accordance with the requirements of DIN EN ISO 9001:2000
and DIN EN ISO 14001:2004 management systems



Creating value through innovation...

Group salient information

for the years ended 31 December

		2006	2005
Revenue	Rm	**6 901**	7 155
Profit before interest and taxation	Rm	**1 521**	3 016
Headline earnings	Rm	**1 041**	1 722
Basic earnings per share	cents	**1 122.6**	1 936.2
Headline earnings per share	cents	**1 049.0**	1 739.8
Ordinary dividends per share – paid during the financial year	cents	**650**	1 800
Ordinary dividends per share – attributable to financial year profits – declared	cents	**600**	1 880
Special dividends from sale of Acerinox, S.A. shares and disposal of interest in Columbus Stainless (Proprietary) Limited – declared and paid	cents		950
Special dividend from sale of Ferroveld Joint Venture - declared	cents	**100**	
Crude carbon steel production	tons	**863 142**	874 920
Total rolled product	tons	**767 314**	683 969
Vanadium slag production	tons	**64 964**	66 750
Vanadium oxide production (Vanchem)	kg	**8 702 641**	9 617 694
Ferrovanadium production*	kg V	**7 572 381**	8 564 687
Manganese alloys production	tons	**136 573**	126 439
Ferrosilicon production	tons	**51 057**	42 656
Number of employees at year-end**		**3 842**	3 808
Gross revenue per man year**	R'000	**1 708**	1 869
Net cash generated before interest and taxation paid	Rm	**1 564**	2 742

* *Includes South Africa Japan Vanadium (Proprietary) Limited, Hochvanadium Holding AG and Vanchem*
** *Joint ventures excluded*


116
225
66
119
26
258
55
881
1 740
1 049
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

Headline earnings *(cents/share)*


50
90
30
50
15
135
20
440
1 880
600
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

Ordinary dividends attributable to financial year profits *(cents/share)*


1 743
1 878
1 925
1 977
1 457
1 687
1 665
2 371
1 337
1 887
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

Net asset value *(cents/share)*


390
521
498
636
668
947
920
1 270
1 869
1 708
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

Gross revenue per man year *(R'000)*

Ten-year review

for the years ended 31 December

	2006 Rm	2005 Rm	2004 Rm	2003 Rm	2002 Rm	2001 Rm	2000 Rm	1999 Rm	1998 Rm	1997 Rm
Consolidated income statements										
Revenue	**6 901**	7 155	5 036	3 702	4 012	4 428	4 522	3 477	3 783	3 424
Profit/(loss) before taxation	**1 465**	3 052	1 058	80	362	(724)	56	(112)	294	101
Taxation (charge)/credit	**(352)**	(1 136)	(313)	(15)	(122)	241	32	168	(77)	10
Profit/(loss) attributable to Highveld shareholders	**1 113**	1 916	745	65	240	(483)	88	56	217	111
Headline earnings	**1 041**	1 722	866	54	252	25	116	64	219	111
Consolidated balance sheets										
Assets										
Property, plant and equipment	**2 115**	1 571	1 194	1 126	1 088	1 693	2 528	2 579	2 585	2 465
Investments	**106**	107	654	912	911	24	11	11	12	17
Current assets	**2 348**	2 221	1 881	1 121	1 299	2 264	1 949	1 744	2 179	1 478
Total assets	**4 569**	3 899	3 729	3 159	3 298	3 981	4 488	4 334	4 776	3 960
Equity and liabilities										
Shareholders' equity	**1 871**	1 325	2 337	1 629	1 649	1 422	1 928	1 874	1 827	1 696
Non-current liabilities	**570**	386	312	385	535	915	1 183	1 350	1 672	1 321
Current liabilities	**2 128**	2 188	1 080	1 145	1 114	1 644	1 377	1 110	1 277	943
Total equity and liabilities	**4 569**	3 899	3 729	3 159	3 298	3 981	4 488	4 334	4 776	3 960
Ratios and other salient information										
Net cash (outflow)/inflow	**(452)**	(244)	569	(327)	401	53	(39)	(424)	443	176
Earnings before interest, taxation, depreciation and amortisation (EBITDA)	**1 682**	3 248	1 390	228	488	271	295	62	490	328
Interest cover (times)	**16.1**	79.4	25.6	1.5	6.7	0.6	1.1	n/a	2.6	1.6
Return on capital employed (ROCE) (%)	**58.6**	176.3	39.6	4.2	16.5	3.2	3.9	(2.5)	10.3	7.2
Earnings per share – basic (cents)	**1 122.6**	1 936.2	757.8	66.3	245.9	(494.3)	90.8	58.2	222.8	115.0
Headline earnings per share (cents)	**1 049.0**	1 739.8	880.8	55.0	258.4	25.9	118.6	66.1	225.3	115.9
Ordinary dividends per share – attributable to financial year profits – declared (cents)	**600.0**	1 880.0	440.0	20.0	135.0	15.0	50.0	30.0	90.0	50.0
Dividends per share – paid during current financial year (cents)	**650.0**	2 750.0	140.0	90.0	60.0	30.0	40.0	70.0	65.0	35.0
Dividend cover (times) – based on declared ordinary dividends	**1.9**	1.0	1.7	3.3	1.8	*1.7	1.8	1.9	2.5	2.3
Dividend cover (times) – based on paid ordinary dividends	**1.7**	1.1	5.4	0.7	4.1	0.9	2.3	0.8	3.4	3.3
Net asset value (cents/share)	**1 887.1**	1 336.5	2 371.0	1 664.6	1 687.4	1 457.1	1 976.8	1 925.3	1 877.7	1 742.8
Ordinary shares in issue ('000)	**99 148**	99 143	98 553	97 914	97 736	97 591	97 558	97 345	97 309	97 302
Current ratio (%)	**1.10**	1.02	1.74	0.98	1.17	1.38	1.42	1.57	1.71	1.47
Quick ratio (%)	**0.72**	0.57	1.24	0.54	0.65	0.90	0.92	1.01	1.28	0.94
Short-term borrowings to shareholders' equity (%)	**50.35**	50.1	4.2	25.4	3.7	37.5	23.6	18.5	13.2	11.5
Net cash and cash equivalents/(net borrowings) to shareholders' equity (%)	**(29.6)**	(7.4)	6.3	(26.0)	(5.9)	(35.0)	(28.6)	(27.3)	(4.8)	(31.4)
Total liabilities to shareholders' equity (%)	**144.2**	194.2	59.6	93.8	100.0	164.1	108.6	105.0	126.6	110.8
Number of employees at year-end**	**3 842**	3 808	3 804	3 938	4 192	4 729	4 829	5 157	5 808	6 458
Gross revenue per man year (R'000)**	**1 708.1**	1 869.0	1 269.5	919.7	946.6	667.5	636.3	497.7	521.3	390.4
Total steel revenue (Rm)	**3 251**	2 663	2 663	1 985	2 195	1 660	1 593	1 124	1 420	1 460
Gross value of exports (Rm)	**3 530**	4 289	2 559	1 935	1 856	2 504	2 775	1 958	2 185	1 735
Percentage of revenue	**51.2**	59.9	50.8	52.3	46.3	56.6	61.4	56.3	57.8	50.7

* *Based on headline earnings.*

** *Joint Ventures excluded.*

	2006	2005	2004	2003	2002	2001	2000	1999	1998	1997
Production (tons)										
Total ore mined	**2 099 762**	2 068 635	2 307 404	2 092 136	2 235 229	2 357 560	2 624 485	2 044 500	2 329 860	2 382 200
Hot metal	**777 017**	787 589	837 026	792 759	831 125	849 554	866 642	715 103	911 299	915 075
Vanadium slag	**64 964**	66 750	67 587	69 814	74 395	73 666	70 372	57 652	69 649	70 673
Vanadium oxide production (Vanchem) (kg)	**8 702 641**	9 617 694	9 869 051	10 084 201	8 814 092	8 231 200	8 238 416	6 874 091	7 007 463	6 655 752
Ferrovanadium production (kg V)*	**7 572 381**	8 564 687	8 753 536	7 827 914	7 285 180	7 635 859	7 387 497	7 544 039	6 911 091	1 825 347
Manganese alloys	**136 573**	126 439	152 160	151 944	170 099	154 159	157 143	140 310	119 323	150 099
Ferrosilicon	**51 057**	42 656	58 155	55 453	59 049	54 159	55 629	54 560	60 568	53 859
Carbonaceous products**	**88 651#**	94 034	98 439	94 125	91 607	89 395	91 750	85 631	103 562	100 277
Continuously cast blocks	**863 142**	874 920	922 477	877 405	951 921	935 760	947 588	797 489	984 680	1 027 431
– blooms	**393 963**	369 888	334 375	288 565	370 266	376 931	400 124	384 533	397 644	424 522
– slabs	**455 755**	481 761	457 179	410 477	438 615	399 845	431 213	378 566	432 233	439 617
– billets	**13 424**	23 271	130 923	178 363	143 040	158 984	116 251	34 390	154 803	163 292
Rolled products	**767 314**	683 969	674 013	578 035	701 087	653 723	711 743	657 761	721 888	756 135
– billets	**–**	–	–	–	–	2 426	–	–	–	–
– sections	**338 695**	297 563	281 743	236 016	313 083	312 815	339 970	322 901	339 786	370 299
– plate	**185 371**	183 676	181 144	164 877	186 996	208 520	158 458	152 577	192 956	212 159
– coils	**243 248**	202 730	211 126	177 142	201 008	129 962	213 315	182 283	189 146	173 677
Sales volumes of major products										
Total steel – tons	**802 648**	735 307	821 340	759 627	824 002	809 382	826 352	681 427	848 350	910 387
Vanadium pertoxide (Vanchem) – kg V_2O_5	**3 484 318**	4 406 811	4 365 985	3 251 033	1 411 776	972 756	1 714 295	968 829	1 443 743	1 938 011
Ferrovanadium and ferrovanadium nitride – kg V*	**7 341 577**	7 112 457	7 634 878	7 297 969	7 223 345	7 615 741	7 364 599	7 443 982	6 760 321	1 909 194
Vanadium chemicals – kg V_2O_5	**1 341 743**	1 116 929	1 063 220	1 331 583	1 236 460	1 028 749	1 353 087	1 309 553	1 242 246	1 138 831
Vanadium slag – t V_2O_5	**15 094**	13 803	14 139	15 397	15 924	16 560	16 181	12 946	16 575	15 985
Weighted average selling prices achieved for major products										
Total steel – $/ton	**605**	566	500	342	251	239	276	268	298	344
Vanadium pentoxide (Vanchem) – $/kg V_2O_5	**18**	35	11	5	3	4	4	5	11	8
Ferrovanadium – $/kg V*	**39**	64	22	10	7	8	9	11	24	16
Vanadium chemicals – $/kg V_2O_5	**20**	29	7	5	5	5	5	6	7	7
Average R/$ exchange rate**	**6.69**	6.31	6.42	7.80	10.38	8.62	6.96	6.18	5.66	4.66

* *1997 includes only Vanchem, from 1998 to 2002 Hochvanadium Holding AG is included. South Africa Japan Vanadium (Proprietary) Limited is included from 2003.*

** *Joint Ventures excluded.*

\# *Paste production at Rand Carbide was discontinued during October 2006.*

Group history



1957

Minerals Engineering of Colorado opened a plant at Emalahleni designed to produce approximately 1.4 million kilograms of vanadium pentoxide annually.

1959

In November, Anglo American Corporation of South Africa Limited acquired a two-third share in Minerals Engineering.

1960

In August, the Company's name was changed to Transvaal Vanadium Company (Proprietary) Limited. The Highveld Development Company Limited was established on 19 May 1960 to investigate the viability of processing titaniferous magnetite ore for the production of liquid pig iron and vanadium bearing slag.



1964

In November, the Company embarked on a programme to build an integrated iron and steelworks near Emalahleni.



1965

The name of the Company was changed to Highveld Steel and Vanadium Corporation Limited ("Highveld") on 11 June 1965.

1966

Transvaal Vanadium Company (Proprietary) Limited became a division of Highveld in August 1966 following the acquisition of the remaining shareholding. This resulted in Highveld becoming the largest vanadium producer in the world.

1976

Highveld acquired a 65 per cent share in Transalloys (Proprietary) Limited, a company producing manganese alloys.



1978



Highveld acquired the total issued share capital of Rand Carbide Limited, which had been founded in 1918 in Germiston. The plant was moved to Emalahleni in 1926 and Rand Carbide now operates as a division of Highveld, producing ferrosilicon and char.

1985

The Group expanded its activities into stainless steel with the acquisition of the stainless steel operation of Middelburg Steel & Alloys (Proprietary) Limited in partnership with Samancor Limited resulting in the formation of the Columbus Joint Venture ("CJV").

1991

Highveld acquired the remaining 35 per cent interest in Transalloys (Proprietary) Limited, which was subsequently incorporated and now operates as a division of Highveld.

The Group acquired Rheem South Africa (Proprietary) Limited ("Rheem"), a company involved mainly in the manufacture of drums, pails and crown closures.

Having the courage to shape the future

1993

The partners in the CJV each sold a one-sixth share of the CJV to the Industrial Development Corporation.

1994



The South African vanadium producer, Transvaal Alloys (Proprietary) Limited was acquired in January.

1995

The new plant of CJV commenced production.

1998

Hochvanadium Holding AG, a wholly owned subsidiary of Highveld, and its wholly owned subsidiary Hochvanadium Handels GmbH commenced business in Austria on 1 December 1998 for the purpose of processing and selling vanadium products.

2002

Part of Rheem's assets was sold.

With effect from 1 January, 64 per cent of Highveld's interest in the CJV was disposed of, thereby retaining a 12 per cent interest in Columbus Stainless (Proprietary) Limited ("Columbus") and acquiring a 2.9 per cent interest in the share capital of Acerinox, S.A., a Spanish company listed on the Madrid stock exchange.

2003

The sale of the remainder of Rheem's assets took place.

Highveld retained a 50 per cent shareholding, having sold the balance to two Japanese companies, in South Africa Japan Vanadium (Proprietary) Limited which commenced operating a plant situated at the Steelworks producing ferrovanadium specifically for the Japanese market.

2005

Half the Acerinox, S.A. interest was sold on 7 January and the balance on 13 May, together with the entire interest in Columbus.

2006



Evraz Group S.A. and Credit Suisse Group each acquired 24.9 per cent of Highveld's share capital from Anglo American plc, reducing its holding to 29.2 per cent. Anglo American plc retained the voting rights attached to the Credit Suisse Group shares. Evraz Group S.A. holds options to purchase the Credit Suisse Group and the remaining Anglo American plc shareholdings subject to regulatory approvals of the applications which have been made in December. The sale of Highveld's 50 per cent holding in Ferroveld was concluded effective 31 December 2006.

EVRAZ GROUP

Products and markets



Mapochs Mine
Roossenekal
Titaniferous Magnetite Ore
Fines Ore
Vanchem
Emalahleni
Ferrovanadium, Vanadium Pentoxide and Chemicals
Portion of Vanadium Slag
Lumpy Ore
Ironmaking
Emalahleni
Liquid Iron
Rand Carbide
Emalahleni
Ferrosilicon, Calcined Anthracite and Char
Portion of Ferrosilicon
Steel Plant
Emalahleni
Billets, Blooms, Slabs and Vanadium Slag
Transalloys
Emalahleni
Refined Ferromanganese and Silicomanganese
Portion of Ferromanganese and Silicomanganese
Cast Steel
Vanadium Slag
Mills
Emalahleni
Structural Sections, Coil and Plate
Rolled Steel
Markets and customers
Markets and customers
Markets and customers
Markets and customers

Products and industry usage

Highveld operations produce vanadium, steel and ferro-alloys.

Vanadium

Vanadium bearing magnetite ore is converted into a variety of products, namely:

Vanadium oxides

Vanadium pentoxide ("V_2O_5") and hivox ("V_2O_3") in the 98 per cent pure form are intermediate products and are commonly traded and used to produce ferrovanadium, alloys and chemicals.

Ferrovanadium ("FeV") and ferrovanadium nitride ("FeVN") from V_2O_3

FeV and FeVN are used to add vanadium as an alloying element to steel, conferring both strength and toughness.

Chemicals

Vanadium chemicals amongst others are used as pigments, dyes, corrosion inhibitors and catalysts in the petrochemical and sulphuric acid industries.

Vanadium bearing slag

Vanadium bearing slag results from the co-production of iron from the magnetite iron ore in the integrated steelworks operation. In addition to some consumption at its Vanchem operation, vanadium bearing slag is sold to independent converters for conversion into the products detailed above.

Steel

Steel is converted into a variety of hot rolled steel products and continuously cast steel products, namely:

Plate used in the construction industry for the fabrication of girders, support structures and bridges; and the fabrication industry for the manufacture of liquid storage facilities, including tanks, pressure vessels and boilers.

Hot rolled coil used in the construction industry for cladding of buildings and bridges; the fabrication industry for production of lip-channels, c-channels and angles; the engineering industry and shipbuilding industry.

Structural sections used in the construction industry for support and structural steel frameworks; and the transport industry for light gauge rail tracks, rail cars and truck and trailer manufacture.

Billets and slabs used in the steelmaking industry for re-rolling into wire rods, fencing and reinforcing bar.

Ferro-alloys

Silicomanganese ("SiMn")

SiMn is used in the production of steel, providing for differing grades and qualities, including strength and flexibility.

Medium carbon ferromanganese ("MCFeMn")
MCFeMn is used in the production of steel, providing for differing grades and qualities, including strength and flexibility.

Ferrosilicon ("FeSi")
FeSi is a combination of iron and silicon and is used in the production of steel. The inclusion of FeSi creates an exothermic reaction, which increases efficiencies and helps to obtain optimum temperatures in the smelting process, whilst also adding strength and flexibility to steel.

Char (devolatilised coal)
Char is produced from high-grade five-seam coal (reactive metallurgical coal), with the carbon content being increased from 58 per cent to 80 per cent to ensure a high quality carbonaceous product for the production of FeSi.





Key market contacts

Highveld Steel and Vanadium
Corporation Limited

Marketing offices

Vanchem
General Manager:
Alex Oehmen
PO Box 111
Witbank 1035
+27 13 690-8002
alexo@hiveld.co.za

Steel

General marketing and sales
Manager:
John Ellwood
PO Box 994
Bedfordview 2008
+27 11 454-1583
johne@hiveld.co.za

Transalloys

General Manager:
Simon van Niekerk
PO Box 856
Witbank 1035
+27 13 690-8118
simonv@hiveld.co.za

Rand Carbide

General Manager:
André Nel
PO Box 214
Witbank 1035
+27 13 690-8245
andren@hiveld.co.za


Canada
USA

Major export markets of all products *(Analysis based on port of discharge)*	% of export revenue
Austria	40
USA	20
Netherlands	14
Australia and Asia	13
United Kingdom	4
Brazil	4
Canada	2
Other	3

Sales volume of major products	Unit	2006	2005
Vanadium pentoxide (Vanchem)	kg V_2O_5	**3 484 318**	4 406 811
Domestic - SAJV	%	**80.5**	94.2
Export	%	**19.5**	5.8
Ferrovanadium and ferrovanadium nitride (Vanchem)	kg V	**1 648 522**	1 749 762
Domestic	%	**1.6**	2.0
Export	%	**98.4**	98.0
Ferrovanadium (Hochvanadium)	kg V	**4 731 981**	4 599 586
Ferrovanadium (SAJV)	kg V	**961 074**	763 109
Vanadium chemicals (Vanchem)	kg V_2O_5	**1 341 743**	1 116 929
Domestic	%	**8.0**	3.6
Export	%	**92.0**	96.4
Vanadium slag	t V_2O_5	**15 094**	13 803
Domestic	%	**33.4**	30.3
Export	%	**66.6**	69.7
Total steel	tons	**802 648**	735 307
Domestic	%	**80.1**	70.0
Export	%	**19.9**	30.0


UK
Netherlands
Austria
Turkey
Israel
Qatar
Egypt
UAE
Saudi Arabia
India
China
South Korea
Japan
Taiwan
Nigeria
Kenya
Democratic Republic of the Congo
Tanzania
Singapore
Zambia
Zimbabwe
Mauritius
Australia
South Africa

Weighted average selling prices achieved for major products	Unit	2006	2005
Vanadium pentoxide (Vanchem)	\$/kg V_2O_5	18	35
Ferrovanadium	\$/kg V	39	64
Vanadium chemicals	\$/kg V_2O_5	20	29
Total steel	\$/ton	605	566
Average R/\$ exchange rate		6.69	6.31

2006 Regional exports

13% Australasia
22% North America
58% Europe
4% South America
3% Other


3%
13%
22%

Non-executive directors

David Duncan Barber (54)



FCA (England and Wales), AMP (Harvard)
Dave spent 20 years with the Anglovaal Group and was Executive Director Finance at the time of its unbundling. In 2002, after a short tenure as Chief Financial Officer at Fedsure Holdings, he joined Anglo American South Africa Limited as Finance Director. On 1 January 2007 he was appointed Chief Financial Officer of Anglo's Coal Division, and serves as a director of Anglo American South Africa Limited, Anglo Platinum Limited and non-executive director on the board of The Tongaat-Hulett Group. He was appointed to the Highveld Board in 2002.

Alexander Vladimirovich Frolov (42)



Russian

Honours in Nuclear Physics, PhD in Physics and Mathematics (Moscow Institute of Physics and Technology)
Alexander is Chief Executive Officer and Chairman of the Board of Evraz Group S.A. Prior to joining Evraz Group S.A., Alexander worked as a research fellow at the IV Kurchatov Institute of Atomic Energy.
He joined Evraz Metall, the predecessor of Evraz, in 1994 and subsequently held various positions in the company, including Evraz Chief Financial Officer, from 2002 to 2004. Since 2004, he has been Managing Director Corporate, responsible for the functions of strategy and business development, finance, corporate affairs and communications, business process, human resources, legal and IT.

Ian Botha (35)



BCom, CA(SA)
Ian joined Anglo American South Africa Limited in 1996 and, after a short tenure with Lazard (Australia) in 2001, rejoined Anglo American as Vice President: Corporate Finance. He took up his current position as Chief Financial Officer of Anglo American's Ferrous Metals and Industries Division in December 2003.
He is a director of Samancor Manganese and The Tongaat-Hulett Group, Hulett Aluminium, Anglo Operations (Australia) and sits on the Scaw Metals Group Divisional board. He serves on the Anglo Ferrous Metals and Industries Executive Committee.

Godfrey Gregory Gomwe (51)



Zimbabwean

Chairman

BAcc, CA (Z), MBL (SA)
Godfrey is Chief Operating Officer and Finance Director of Anglo American South Africa Limited. He also chairs the boards of Anglo Zimele, Mondi South Africa and Anglo American Zimbabwe, and is a member of various Anglo American operating boards and executive committees. Previously, he was Chief Strategy Officer of Anglo American South Africa Limited.

James Wilbert Campbell (57)



BSc Mathematical Physics (Queen's University, Belfast, Ireland), MA (Cantab), Engineering Management (University of Cambridge, UK)
James started his career with Anglo American companies in 1975. He held various positions including Managing Director of Amcoal; being seconded to the Industrial Division of De Beers as Managing Director; appointed to the Board of Anglo American South Africa Limited and De Beers; Deputy Chairman and Chairman elect of Amcoal; Executive Director of Anglo American South Africa Limited; Chairman of Amcoal; and Executive Director of Anglo American plc.
James left Anglo American in 2002. His current appointments include Chairman of Minara Resources Limited (formerly called Anaconda Nickel) and Director of Evraz Group S.A.

Anthony Harris (62)



MSc (Mat Sci), MBL (SA), MIM and C Eng.
Tony is Executive Chairman of the Scaw Metals Group, a division of Anglo Operations Limited. He joined the group in 1970, undertaking a variety of plant management roles, including a four-year deployment to Scaw's operation in Zambia. He was appointed Technical Director in 1984 and Managing Director in 1988 and assumed his current position in 1989.

Christopher John Colebank (57)



BCom, CA(SA)
Chris is a Senior Vice President, Corporate Finance at Anglo American, which he joined in 1978. His service has been primarily in areas related to corporate finance, and included secondments to Zambia and Brazil. He sits on the Scaw Metals Group Divisional board and is an alternate director of Samancor Manganese.

Norman Bloe Mbazima (48)



Zambian

Fellow of the Association of Chartered Certified Accountants and Zambia Institute of Chartered Accountants
Norman is Executive Director: Finance of Anglo Platinum Limited.
After a four year stint in the Zambian copper mining industry, Norman spent the next 17 years, of which 11 were at partnership level, at Deloitte & Touche, specialising in providing professional services to the mining industry. He joined the Anglo American Group in 2001 as Chief Financial Officer at Konkola Copper Mines, before moving to South Africa as Deputy Finance Director of Anglo American South Africa Limited, and then as Chief Financial Officer of the Coal Division, after which he joined Anglo Platinum Limited as Executive Director.

Alexander Sorokin (41)



Russian

MA (Leningrad State University), MBA (Lubin School of Business, New York)
Alexander is the Vice President International Operations of Evraz Holding LLC.
He has worked with various companies since starting his career in 1987 with the Ministry of Foreign Trade in Yemen, with US-USSR Program Creators of the 21st Century, Lackenbach Siegel Marzullo Aronson and Greenspan, Supco Corporation and finally Aurora USA, Inc.
Since Alexander's return in 2000 to Russia, he has worked for Znamya Truda Factory, United Iron & Steel Manufacturing Company, Aurora Steel Trading Holding Company and The Pepsi Bottling Group Russia, until taking his appointment with Evraz Holding LLC as Vice President on Foreign Assets as of September 2005.

Independent directors

Leslie Boyd (69)



Chartered Engineer. Fellow of the Institute of Metallurgists (UK), Companion of The British Institute of Management

Leslie was appointed to the Board in 1972. He is non-executive Chairman of Datatec Limited, Imperial Holdings Limited and Metmar Limited. He also holds directorships in various listed and unlisted companies, including Aspen Pharmacare Holdings, Columbus Stainless (P'oprietary) Limited, Sun International and The Tongaat-Hulett Group.

He is a retired Executive Vice Chairman of Anglo American plc and Deputy Chairman of Anglo American Corporation of South Africa Limited.

Colin Bertram Brayshaw (71)



CA(SA), FCA (England and Wales)

Colin was a partner of various firms which today comprise Deloitte & Touche. During his last years in practice he was the managing partner of Deloitte & Touche followed by being its chairman.

Currently he serves as non-executive director on the boards of Coronation Investment and Trading Limited (chairman), AECI Limited, Anglogold Ashanti Limited, Anglo Platinum Limited, Datatec Limited, Freestone Properties Limited (chairman), Johnnic Communications Limited and serves as either chairman or a member of a.l the above companies' audit committees.

Daphne Ramaisela Motsepe (49)



Baccalareus Rationis (University of the North), MBA (De Montfort University, UK)

Daphne was, amongst others, Deputy Managing Director and Business Loans Manager, Get Ahead Foundation; Regional Finance Executive, National Sorghum Breweries; General Manager, Emalahleni, National Sorghum Breweries; Group Compensation and Benefits Manager, Engen and Executive Director, Women's Development Banking. She served the SA Post Office Group in different capacities and is currently Managing Executive of Flexi Banking Services at ABSA.

Bheki James Themba Shongwe (51)



BA (Econ), MBA, ACIS, FCIBM

Bheki is Managing Director of Metrobus (Proprietary) Limited, after serving as deputy managing director of Fleet Africa (Proprietary) Limited. He is the founder chairman of Matsamo Global Investment Holdings (Proprietary) Limited, and he is a non-executive director of PEU Group (Proprietary) Limited, Sabvest Limited, Air Traffic and Navigation Services Limited and Remchannel (Proprietary) Limited.

Executive directors

Ebenhaezer Barnardo (59)



MSc (Met Eng) (Pta)

Eben joined Highveld as Assistant Manager of the Steel Plant in 1974, and has moved through the ranks to his present position as Executive Director responsible for the Steelworks.

He is a member of SAIMM, IOD and the SAISI Council.

André Johannes de Nysschen (57)



Chief Executive Officer

BSc (Eng) Mech (Wits), MBL (Unisa), Government Certificates of Competency for Mines and Works and Factories

André was appointed Chief Executive Officer of Highveld in November 2003. After completing his engineering degree he joined Boart Hardmetals as junior production assistant, from where he moved to the General Mining Group at Buffelsfontein Gold Mine as project engineer and progressed to assistant resident engineer.

In 1983 he joined Murray and Roberts Limited as managing director of an industrial company in the Group. After holding various executive positions, he was appointed to the board of Murray and Roberts Holdings. In 2003, prior to joining the Corporation, he was director and Chief Executive Officer of Steinhoff Africa, an international furniture manufacturer and distributor.

Luigi Matteucci (53)



BCom (Wits), CTA (Wits), CA(SA)

Luigi obtained a BCom degree at Wits University in 1978 and a CTA at the same institution in 1979 and qualified as a chartered accountant in 1980.

After serving articles at Coopers and Lybrand he joined Highveld in 1981.

Allit Johan Pienaar (60)



BSc (Eng) Elec, MSc (Eng) Elec, PhD (RAU) Government Certificate of Competency Factories Electrical and Registered Professional Engineer

Johan was awarded an Anglo American scholarship in 1966.

He started his career with Highveld on 8 December 1969 and currently holds the position of Executive Director responsible for the Vanadium and Alloy Operations as well as IT.

He obtained a BSc (Eng) (1969) in electrical engineering and MSc (Eng) (1973) in electrical control systems. In 1980 he completed a PhD through RAU in association with a number of overseas universities.

Operational management

AJ de Nysschen*

Chief Executive Officer





E Barnardo*

Executive Director and General Manager, Steelworks

AJ Pienaar (Dr)*

Executive Director and General Manager, Vanadium and Ferro-Alloy Operations and Information Technology





L Matteucci*

Executive Director and General Manager, Finance

JS de Klerk

Works Manager, Flat Products





A Diener

Company Secretary

JA Ellwood

General Marketing and Sales Manager





SN Mafoane

Group Human Resources Manager

* *Executive Committee*

JMG Menendez

Works Manager, Structural Mill





AJS Nel

General Manager, Rand Carbide

EA Oehmen*

General Manager, Vanadium, SAJV and Vanadium Smelter





JB Price

Works Manager, Mining and Ironmaking

JW Swanepoel

Works Manager, Steel Plant





J Theiss*

Manager, Group SHEQ

SH van Niekerk

General Manager, Transalloys





R Wolar

Manager, Human Capital, Organisational Development and Group Security

** Executive Committee*

Chairman's review

Strategic direction
During 2006, Highveld Steel and Vanadium Corporation Limited ("Highveld" or "the Corporat on") continued to maintain and grow its position as the world's leading vanadium producer, and continued striving towards its goal of being amongst the lowest cost quartile steel producers of the world.

Despite the sharp reduction in the vanadium price during the year, the Corporation remained on track with its long-term vision to create superior value and benefits, on a sustainable basis across commodity cycles, for all stakeholders. This was done inter alia, by completing the conversion of a second furnace at the Ironmaking division to the open slag bath configuration and progressing various other projects and initiatives aimed at improving efficiencies and yields, reducing costs and increasing output.

Financial results
The record headline earnings reported in 2005 were mainly due to the exceptionally high vanadium prices achieved in that year. Higher income from steel products as a result of the strong local demand failed to offset the significant lower vanadium prices achieved in 2006, resulting in headline earnings declining to R1 041 million (2005: R1 722 million). To a lesser extent, weak ferro-alloy markets and reduced vanadium output due to lengthy planned kiln shutdowns at the Vanchem operations, also impacted on earnings. The 2006 financial results were, nevertheless, Highveld's second best in history.

Corporate governance
The Highveld Board Charter provides for sound corporate governance through the Executive, Audit, Nomination, Independent, Remuneration and Transformation Committees. The Board considers that it complies in all material respects with the Code of Corporate Practices and Conduct as embodied in the two King Reports, relevant legislation and the JSE Limited Listings Requirements – with the exception of the requirement that a majority of independent non-executive directors serve as members of the Audit and Nomination Committees.

Safety, health, environment and quality
As a world class vanadium, steel and ferro-alloy producer, Highveld strives to continuously improve its systems, processes and products. It is committed to the implementation and maintenance of a safety, health, environmental and quality management system that complies with national and international best practices and standards. Management is responsible and accountable for ensuring implementation and compliance with the aims and principles of the Corporation's policy.

The Board deeply regrets the death of two contractor employees, one in the Ironmaking division and the second in South Africa Japan Vanadium (Proprietary) Limited ("SAJV"). However, Highveld's concerted safety efforts saw its lost-time injury frequency rate ("LTIFR") remain at a world class 0.22 (2005: 0.22) LTIs per 200 000 hours worked.

Human resources
Highveld's human resources strategy is based on best practice, and complies with relevant legislation and labour practices, including employment equity objectives that reflect the broader demographics of the South African population.

As one of the leading employers in its area of operation, the Corporation continues to monitor and fine-tune its policies in order to pursue its objective of being an employer of choice, attracting high-calibre individuals who support the Corporation's business objectives. To improve proficiency standards of employees, the Corporation implements appropriate training schemes. Succession planning is addressed through a wide range of interventions, including mentoring and tertiary education opportunities.

Transformation
Transformation, driven by the Transformation Committee of the Board, forms an integral part of Highveld's business strategy, management approach, supply chain philosophy and community projects. The full spectrum of the Group's transformation activities and programmes includes compliance with the Broad-Based Socio-Economic Charter for the Mining Industry and the Broad-Based Black Economic Empowerment Act, and is outlined in the Corporation's Sustainability Report.

Revised Royalty Bill
The revised Mineral and Petroleum Royalty Bill was published by government in October 2006, for comment by end January 2007. Highveld carefully considered the implications of the amendments and submitted comments accordingly.

Sale of Anglo American plc shares in Highveld
Following the announcement in 2005 that Anglo American plc planned to sell its shareholding in Highveld, in line with its revised business strategies and objectives, Evraz Group S.A. ("Evraz") and Credit Suisse Group ("Credit Suisse") both purchased 24.9 per cent of Highveld for an aggregate consideration of $412 million. Evraz has an option to increase its stake in Highveld once regulatory approvals are received. Subject to Evraz receiving such regulatory approvals, Evraz will be entitled to purchase Anglo American's remaining 29.2 per cent shareholding for $266 million. This amount will be reduced by any dividends paid by Highveld prior to Anglo American selling its remaining shares. In terms of a separate option agreement, Evraz has an option over the 24.9 per cent held by Credit Suisse in Highveld. Should Evraz increase its interest beyond 35 per cent, it will be obliged to make an offer to all shareholders of Highveld.

Directorate
Following the Evraz/Credit Suisse transactions, three Evraz directors are welcomed to the Highveld Board. They are James Campbell, Alexander Frolov and Alexander Sorokin, representing Evraz Group S.A. We look forward to the global perspective they bring to the Board. Ms Motsepe indicated that she would not be available for re-election at the forthcoming Annual General Meeting and I thank her for her input over the past eight years.

Annual general meeting
Shareholders are invited to the annual general meeting of the Corporation on 9 May 2007. The order of business is detailed in the notice of annual general meeting on page 83.

Conclusion
I convey the appreciation of the Board to André de Nysschen, his fellow executives, management and all Highveld employees, who met the challenges of 2006 head-on, including the period of uncertainty during the bidding process for the Anglo American shareholding. The team's resilience and continued commitment during the transition period following the sale of shares in Highveld by Anglo American is appreciated.

Thanks to its loyal and enthusiastic people, Highveld remains well positioned to optimise its coveted position in the vanadium and steel markets.

GG Gomwe
Chairman 6 February 2007

Committed to supporting increased domestic growth



Godfrey Gomwe
Chairman

Focused on creating superior value and benefits, on a sustainable basis across commodity cycles for all stakeholders



Report of the Chief Executive Officer

Financial results

Following the stabilisation of vanadium prices at a more sustainable level after the record highs of 2005, reduced vanadium production and weaker ferro-alloy markets, the Group's headline earnings declined to R1 041 million from the best ever R1 722 million reported in 2005. The decline was moderated, however, by an exceptionally strong domestic demand for steel and the ongoing efforts to reduce costs further and improve efficiencies, yields and output – which contributed to total cost savings of R199 million (2005: R232 million).

Profit attributable to shareholders for the year was R1 113 million (2005: R1 916 million). Headline earnings per share decreased to 1 049.0 cents (2005: 1 739.8 cents).

Despite an increase in the Group's net debt position at year-end due mainly to capital expenditure and tax payments amounting to R1 423 million (2005: R1 279 million), the Board's confidence in the Group's business position and future cash flow is reflected in its declaration of a final dividend of 350 cents per share and a special dividend from the sale of Ferroveld of 100 cents. This brings the total ordinary dividends to 600 cents (2005: 1 880 cents) and special dividends to 100 cents (2005: 950 cents).

Business strategy

Highveld's business strategy provides for the enhancement of the Group's position as a leading global vanadium producer and the improvement of its position as a globally competitive niche market steel producer.

Research and development ("R&D"), process and equipment upgrading and organisational transformation are three of the major thrusts pursued in order to achieve this strategy. The R&D facility is active in both the vanadium and steel spheres of the business, continually enhancing manufacturing outcomes and final products and developing new products to optimise delivery in line with market expectations and cost-saving objectives.

To meet the growth in global demand, facilities are upgraded and optimised through a focused capital expansion programme, which aims to improve the availability, utilisation and efficiency of key equipment, to improve quality and increase volume within the product mix.

Other aspects, which also contribute to achieving business objectives, include maintaining relationships with established business partners to promote product sales, improving cost-efficiencies by focusing on continuous operational improvements, managing the supply chain optimally, and improving productivity and operational performance.

Highveld continued its policy of divesting from non-core assets, with the sale of its 50 per cent holding in Ferroveld to Elkem International AS, a leading global producer of high quality electrode paste for R120 million.

Business risks

The Corporation has identified 17 key risk areas, with each risk assessed in terms of possible impact and likelihood. The high impact risks include commodity prices, foreign exchange rates, environment and event risk. Risks, their ratings and the likelihood of them occurring are continually monitored and reviewed, and mitigation plans developed for action when required.


Headline earnings Rm
252
54
998
1 722
1 041
2002
2003
2004
2005
2006

Capital expenditure

Capital expenditure, aimed at improving production, safety and environmental impacts, amounted to R818 million (2005: R624 million). At year-end, an amount of R618 million (2005: R582 million) had been committed, which will be funded from internally generated cash flows or available borrowing facilities.

Strategically positioning our business for the future



André de Nysschen
Chief Executive Officer

Creating value for all stakeholders through continued improvement in business processes and practices





Operations

Vanadium

Highveld is the world's largest vanadium producer, with integrated mining, steel and vanadium production resources and facilities.

Production	2006	2005
Vanadium oxide (Vanchem) (kg V_2O_5)	**8 702 641**	9 617 694
Ferrovanadium and ferrovanadium nitride (kg V)	**7 572 381**	8 564 687
Vanadium bearing slag (t)	**64 964**	66 750



Markets

Demand for vanadium, over the next 10 years, is expected to grow at a marginally lower rate than the annual compounded growth rate of 4 per cent experienced over the last 15 years. The growth rate is mainly influenced by global demand for steel, particularly from China, as well as increased demand for vanadium-based chemicals. In recent years, vanadium output from China and Russia has been increasing, off-setting a decrease in South African and Australian output.

In the ferrovanadium industry, the other main suppliers are Treibacher, Tulachermet, Xstrata and Pangang – with Treibacher and Stratcor utilising substantial volumes of Highveld supplied feedstock in the form of vanadium bearing slag. The announcement of plans by Precious Metals Australia to re-open their Windimurra mine and commission the plant in Western Australia, is not expected to materially affect existing market demand in the short term.

In 2006, the average ferrovanadium price achieved was US$39 per kilogram vanadium, compared with the 2005 average of US$64 per kilogram.

Operational performance

At the Group's Vanchem operation, vanadium production was lower than 2005, due to the planned kiln refractory reline involving all three kilns, and a bag filter upgrade. In addition to the planned relining of the kilns, one kiln also had to undergo a major mechanical overhaul which included a shell and ring gear replacement.

The Corporation expects to produce increased volumes of vanadium slag as its planned iron furnace upgrades progress. This planned increase represents the start of the Corporation's strategy to responsibly increase its overall vanadium output by 15 per cent over the next few years. The first converted furnace was successfully commissioned during August 2005 and the second during December 2006.

The completion of the filter press and fusion furnace projects at Vanchem resulted in improved working conditions and enhanced performance.

A number of projects required by the Integrated Water and Waste Management Plan ("IWWMP") at Vanchem have been successfully completed.

Report of the Chief Executive Officer (continued)



Steel

Highveld produces steel from titaniferous magnetite ore mined at the Corporation's Mapochs Mine situated in the Roossenekal area in Mpumalanga.

In 2006, steel products were sold predominantly in the domestic market and the remainder in niche markets globally. The Corporation is the primary producer of medium and heavy structural sections and thick plate in South Africa. Rolled products production in 2006 was the best in 10 years.

Rolled steel production	Tons 2006	Tons 2005
Plate	185 371	183 676
Coils	243 248	202 730
Sections	338 695	297 563

Markets

Global steel consumption has grown consistently by an average annual rate of 6 per cent from 2000 to 2005. This growth has been driven mainly by the demand in China. In 2006, the global production of crude steel rose by 8.8 per cent compared with 5.7 per cent in 2005, while production in China increased by 18.5 per cent. Towards the end of 2006, the growth in global steel demand started declining, and prices followed suit, led by declines in America, where major mills started implementing production cutbacks.

Operational performance

The capital expenditure programme was a major focus at the steel operations during 2006. These capital improvements, including the commissioning of the second open slag bath furnace at the Ironmaking division and the second ladle furnace at the Steel Plant, are aimed at operational performance improvement in support of Highveld's goal of being amongst the lowest cost quartile steel producers of the world.

Efforts to address environmental issues continued, including commencement of the construction of the secondary emission extraction unit at the Steel Plant.



Highveld's rolled steel production increased by 12 per cent compared with 2005, and a strong domestic demand saw local steel despatches increase by 25 per cent. This increased demand is attributed to broad based demand led by the mining and chemical industries.

Rolled products production *'000 tons*



701
578
674
684
767
2002
2003
2004
2005
2006

The Group's performance also benefited from the increase in international prices for its export steel products, as a result of strong commodity prices.







Ferro-alloys

Ferro-alloys are produced at Transalloys and Rand Carbide. Transalloys produces manganese based alloys made up of silicomanganese ("SiMn") and medium carbon ferromanganese ("MCFeMn"). Rand Carbide produces ferrosilicon ("FeSi") and char.

Production	Tons 2006	Tons 2005
Manganese alloys	136 573	126 439
Ferrosilicon	51 057	42 656
Carbonaceous products**	88 651*	94 034*

* *Joint ventures excluded.*

** *Paste production at Rand Carbide was discontinued during October 2006.*


Manganese alloys production '000 tons
170
152
152
126
137
2002
2003
2004
2005
2006


Ferrosilicon production '000 tons
59
55
58
43
51
2002
2003
2004
2005
2006

Markets

Market conditions for manganese alloys started to improve during the second quarter of 2006 to the extent that it was possible to operate all furnaces during the high cost winter months, positively influencing production and sales. Although prices also improved in Europe, North and South America remained the most profitable market for manganese products. Demand for the Group's ferrosilicon products also improved during the year, but prices remained at relatively low levels despite significant improvements in world-wide stainless steel demand.

Stainless steel and steel production provided the base for the growth in the demand for FeSi and SiMn. In 2006, stainless steel production increased by 11 per cent compared to 2005 – while the Chinese growth was a staggering 37 per cent.



Prices remained in an upward trend in the USA and Europe and it is expected that this trend will continue into the first quarter of 2007.

Operational performance

At Transalloys, financial performance was adversely affected by low manganese alloy prices and high manganese ore costs during most of the year. In addition, coal shortages and inconsistencies in coal and ore quality hampered production. Most of the SiMn and MCFeMn production is sold on the export market, and particularly to markets in North and South America. The selling prices for refined ferromanganese, to the European market, improved during the fourth quarter of the year. Additional export opportunities for SiMn to Europe are being investigated.

At Rand Carbide, the electrode paste plant was closed down, due to reduced volumes and margins. No employees were adversely affected by the closure as they were deployed elsewhere in the Group.

Production was adversely impacted by the unplanned shutdown of Furnace D due to a transformer failure. During the latter part of the year there was a considerable increase in FeSi prices, from US$580 per ton at the end of 2005 to US$800 per ton at year-end. Demand remains high, from both overseas and local markets, notably Columbus Stainless (Proprietary) Limited, and an increase in demand is expected for 2007.

The rebuilding of Furnace D was successful, and its monthly output increased to 1 503 tons in 2006 from 1 349 tons in 2005.

Demand for char remained stable during 2006.

During the year, Rand Carbide increased its focus on initiatives to increase employees' understanding of the business, and productivity and cost-saving issues. The Basumlilo ("turning up the heat") initiative launched during the year contributed to Rand Carbide recording a reduction in production cost of FeSi.



Safety, health, environment and quality (SHEQ)

Safety

Highveld deeply regrets the death of two contractor employees, one at the Ironmaking division and one at the SAJV plant, respectively, during the year.

Safety, employee health, the environment and quality assurance remain key focus areas at the Corporation. This is reflected in the LTIFR, which remained stable at 0.22 for the year (2005: 0.22) and a non lost-time injury frequency rate ("NLTIFR") which improved by 23 per cent – a world class performance. Seven of the 14 divisions achieved a zero LTIFR compared with five in 2005. The 2007 LTIFR target is 0.18.

Highveld's approach to safety awareness and safety training is multi-faceted, including behaviour-based safety coaching programmes, job safety training, the use of personal protective equipment, adherence to the Cast Iron Rules, safety awareness through HOTTO (Highveld Zero Tolerance, Target Zero) newsflashes and Visible Felt Leadership, a programme which entails management visiting plants observing safety on the job. These initiatives collectively ensure that safety becomes entrenched as a way of life at all Highveld operations.


LTIFR
0.52
0.54
0.35
0.38
0.22
0.21
0.22
2002
2003
2004
2005
2006
Annual LTIFR
Aim

	Fatalities	LTIs	LTIFR	NLTIs	NLTIFR	First-aid cases
Highveld 2006	0	12	0.23	58	1.14	150
Highveld 2005	1	12	0.24	72	1.44	165
Contractors 2006	2	8	0.21	49	1.30	63
Contractors 2005	0	6	0.19	53	1.69	85
Total 2006	2	20	0.22	107	1.20	213
Total 2005	1	18	0.22	125	1.53	250

Health

Highveld maintains a two-pronged focus on health: occupational health and employee wellness. The latter includes the well-established HIV Wellness and Personal Well-being Programmes. Thanks to the dedication of the HIV wellness team, a total of 73.5 per cent of the total workforce of 3 859 employees (including joint ventures) attended voluntary counselling and testing ("VCT") sessions. These results exclude VCT statistics from previous years, as the programme was re-started from a zero base in 2006. A policy for administering anti-retroviral treatment ("ART"), already running more than three years, supplies 17 employees with medicine. In 2006, Highveld invested R539 000 in its HIV Wellness Programme.

Occupational health focuses on key risk areas, these being noise-induced hearing loss ("NIHL"), chronic obstructive airways disease ("COAD") and occupational asthma. It is pleasing to report that, in 2006, only one new case of NIHL, no new cases of COAD and four new cases of occupational asthma were reported.

Environment

The Corporation's five-year programme to achieve international best-practice for emission control, waste management and water and energy conservation, has been adjusted during the year under review to include steps to ensure that the Corporation complies with new air quality legislation. A total of R15.4 million was spent on various projects during the year. The average availability of emission abatement equipment was 96.99 per cent. Water consumption measured on a per ton of steel produced basis increased by 1.8 per cent. Despite significant intervention, the one per cent CO_2 emission reduction target was not met.

Regular discussions are held with the Department of Water Affairs and Forestry ("DWAF"), Mpumalanga Department of Agriculture and Land Affairs ("MDALA"), and the Department of Environmental Affairs and Tourism ("DEAT") regarding environmental or perceived environmental concerns. Where required, steps are taken to address the issues.

As in the past, the Corporation continued with its policy of transparency by hosting open days at all divisions, at least once a year. At these functions, stakeholders have the opportunity to raise their concerns, to get feedback on issues raised at previous meetings and to view, first-hand, projects implemented to address their concerns.

In September 2006, Transalloys became one of the first South African companies to receive approval from the International Methodology Panel for the methodology to be used for calculating the carbon emission savings on a furnace modification project. The project will now be submitted for registration in order to obtain the Certified Emission Reductions (CDM trading units)



generated since 2004. Similar applications will be made for the Steel Plant induction furnace project and the Ironmaking division open slag bath furnace modifications.

SHEQ assurance

Safety, health, environment and quality assurance remain key focus areas at the Corporation. All divisions are ISO 14001 certified according to the 2004 standard and all divisions remain ISO 9001 certified.

As planned, all divisions underwent phase I of the OHSAS 18001 Safety Management System certification audit in 2006. Vanchem also completed phase 2 and achieved certification. The remaining divisions continue working towards obtaining certification.

Manpower

Central to Highveld's business strategy is its philosophy to be an employer of choice, employing people who are competent, well trained, creative and results-orientated. Highveld continues to positively influence organisational performance by employing effective long- and short-term incentive schemes based on performance. A talent retention scheme is also in place. Employee role alignment plays a large part in the Corporation's quest for continuous improvement. Productivity improvement drives, and an innovative employee suggestion scheme further improved productivity during the year.


Gross revenue per man year R'000
vs number of employees
4 192
3 938
3 804
3 808
3 842
947
920
1 270
1 869
1 708
2002
2003
2004
2005
2006
Gross revenue per man year
Number of employees

Employment equity

Highveld's efforts to achieve its employment equity transformation goals resulted in improved designated group representation for professionally qualified and experienced specialists and in middle management levels. Of employees recruited in the skilled categories, 79 per cent were people from the designated group. Similarly, 72 per cent of employees promoted within the Corporation were from the designated group. Of the total Corporation's employees, 7.32 per cent are female, with 10.49 per cent at management level. The Corporation continues to source suitable female candidates for placement within various disciplines to achieve the 13 per cent targeted participation by women.

Black advancement, another equity focus area, showed positive results, specifically in the skilled grades, where an upward trend in black/white proportion is evident from the previous year. Our trainee pipeline produced 75.86 per cent trainees from the designated group, of which 16.93 per cent were female.

Skills development

Highveld spent R41.86 million during 2006 on training and development and tertiary education bursaries, which represented 4.55 per cent of the direct labour costs for the year. Trainees comprise 8.26 per cent of the Corporation's employment.

The Corporation's various bursary and training schemes continued to play a role in attracting and developing talent in the organisation. At the end of 2006, 319 employees were being developed as engineers-in-training, technicians, university bursars, university of technology trainees or apprentices. Of these trainees, 75.86 per cent are from the designated group. The Corporation's ongoing investment in this area will also contribute to the success of its long-term objective to bolster equity representation in management levels from within the organisation.

Trade unions

The relationship between Highveld and the two trade unions represented at Highveld, NUMSA and Solidarity, remained one of mutual respect and co-operation during 2006. There were no work stoppages and wage negotiations were concluded without any disruptions.

Outlook for 2007

Assuming ferrovanadium prices around the current levels of US$32 per kilogram vanadium and a Rand exchange rate at above R7.00 to the Dollar respectively, Highveld's performance in 2007 should be similar to that of 2006.

The strong domestic demand for the Corporation's steel products is expected to continue and should support earnings in the new year. The international demand for steel is expected to remain stable, which should also impact positively on the Group's earnings.

The Rand exchange rate appears to have eased off its position of strength of the past few years, and any further weakening will benefit export sales, especially for vanadium products. A continued cost savings drive will further support earnings.

Recently completed capital projects, notably the two completed open slag bath conversions, and the second ladle furnace, will bolster output of vanadium as well as iron and steel and improve efficiencies which will underpin performance and allow the Group to satisfy the expected strong domestic demand for steel.

AJ de Nysschen
Chief Executive Officer 6 February 2007

Remuneration report

Role of the Remuneration Committee and terms of reference
The Remuneration Committee considers and makes recommendations to the Board on:

- The Corporation's general policy on executive and senior management remuneration.
- The specific remuneration packages for executive directors of the Corporation, including, but not limited to, basic salary, performance based short- and long-term incentives, pensions and other benefits.
- The Corporation's share option scheme (no new options are being issued in terms of this scheme).
- Long-term incentive schemes and the allocation of shares and rights in terms thereof.
- Salary adjustments for employees outside the bargaining unit, the Profit Share Incentive Scheme for all employees and the staff retention strategy policy.

Membership of the Remuneration Committee
The committee members were Messrs DD Barber (Chairman non-executive), CB Brayshaw (independent) and GG Gomwe (non-executive). Evraz Group, S.A. director, James Campbell, was appointed to the Remuneration Committee during 2006.

The Chief Executive Officer of the Corporation attends committee meetings by invitation and assists the committee in its deliberations, except when issues relating to his own remuneration are discussed. No director is involved in deciding his or her own remuneration. The committee met twice during 2006.

PricewaterhouseCoopers is contracted to assist with the valuation and allocation of long-term incentives for selected qualifying senior employees.

Remuneration policy
Principles of executive remuneration
The remuneration policy aims to attract and retain high-calibre executives and motivate them to develop and implement the Corporation's business strategy in order to optimise the creation of shareholder value over the long term. The policy, which conforms to best-practice standards, is based on the following key principles:

- Total rewards will be set at levels that are competitive within the relevant market.
- Total incentive-based rewards will be earned through the achievement of demanding performance conditions consistent with shareholder interests over the short, medium and long term.
- Incentive plans, performance measures and targets will be structured to operate soundly throughout the business cycle.
- The design of long-term incentives is prudent and does not expose shareholders to unreasonable financial risk.

Elements of executive director remuneration
Executive director remuneration comprises the following four principal elements:

- Base salary
- Annual bonus
- Long-term incentive plans utilising the Corporation's shares, and
- Benefits including medical aid, life cover and retirement schemes.

The committee seeks to ensure an appropriate balance between the fixed and performance related elements of executive director remuneration, and between those aspects of the package linked to short-term financial performance and those linked to longer term shareholder value creation. The committee considers each element of remuneration relative to the market and takes into account the performance of the Corporation and the individual executive director in recommending design, remuneration packages and quantum.

The policy relating to each component of remuneration is summarised below:

Base salary
The base salary of the executive directors is subject to annual review and is set to be competitive at the median level, with reference to similar companies which are comparable in terms of size, market sector, business complexity and international scope. Corporation performance, individual performance and changes in responsibilities are also taken into consideration when determining annual base salaries.

Annual bonus
All executive directors are eligible to participate in an annual bonus scheme, with payment levels based on corporate and individual performance. Bonus potentials are set on an individual basis each year and are capped at 40 per cent of base salary for the Chief Executive Officer as well as for other executive officers. The bonus scheme is non-contractual and non-pensionable. The committee retains the discretion to make adjustments to bonuses earned at the end of the year on an exceptional basis, taking into account both Corporation performance and the overall and specific contribution of an individual executive director to the Corporation's success. Occupational safety performance is a specific key performance criterion in the bonus scheme.

The other performance measures for the annual bonus scheme include measures of corporate (and, where applicable, divisional) performance, as well as the achievement of specific individual objectives. The corporate element is based upon stretching production and profitability targets. The committee reviews performance areas annually, after consultation with the Chief Executive Officer, to ensure that the measures and targets set are appropriate given the economic context and the performance expectations for the Corporation.

Share Option Scheme
The scheme remains dormant.

Long-term incentives
The alternative umbrella incentive scheme, that was approved by the Board of Directors and the shareholders in 2005, is overseen by the Remuneration Committee. The committee authorised allocations of shares to qualifying participants towards the end of 2005 and again during 2006.

The umbrella scheme consists of three schemes, a Share Appreciation Right Scheme ("SARS"), a Long Term Incentive Plan Scheme ("LTIPS") and a Deferred Bonus Plan ("DBP"). The SARS allocation has been made to all qualifying participants, with LTIPS only being issued to more senior qualifying participants and the DBP only to qualifying executive directors. While shares were trading under cautionary announcement, no allocations were made to directors and executives in compliance with the JSE Limited Listings Requirements and relevant legislation. Such allocations, as approved by the Remuneration Committee, will be offered at a later permissible date.

Full details of the schemes are available for inspection at the office of the Company Secretary, who is also the Compliance Officer. The full administration of the schemes has been contracted out to administrators who are experts on these schemes.

Retirement schemes
Executive directors participate in contributory retirement schemes established by the Corporation.

Other benefits
Executive directors are entitled to a car allowance, medical aid, death and disability insurance, wellness club membership and reimbursement of reasonable business expenses. The provision of these benefits is considered to be market related in South Africa for executive director positions.

The Chief Executive Officer of the Corporation participates in the following Anglo Corporate incentives, namely the Executive Share Appreciation Scheme ("ESAS"), the Long Term Incentive Plan ("LTIP") and the Bonus Share Plan ("BSP"). The other executive directors participate in Anglo's LTIP.

Change of control awards
The executive directors will receive contractually agreed incentives on completion of the change of control.

Other matters

External appointments

Executive directors may not accept external directorships or offices without approval of the Board. If approved, they may retain the fees payable from such appointment. No such appointments were effected during 2006.

Non-executive directors

The Board, in reviewing the fees of non-executive directors each year, makes recommendations to shareholders in the light of fees payable to non-executive directors for comparable companies and the importance attached to the retention and attraction of high-calibre individuals as non-executive directors. The responsibilities taken by the non-executive directors in chairing the Board and its committees also determine their fees.

Directors' fees

For 2006, each of the directors received directors' fees at the rate of R100 000 per annum (2005: R100 000). The Chairman received an additional sum of R50 000 per annum (2005: R50 000). Members of the Audit Committee received R27 000 per annum (2005: R27 000). The Chairman of the Audit Committee received an additional R27 000 per annum (2005 total: R54 000). The Chairman of the Transformation Committee received R30 000 per annum and members' fees were R5 000 per meeting attended (2005: R30 000 per annum and R5 000 per meeting attended). The Chairman of the Remuneration Committee and members were paid R30 000 and R15 000 respectively in 2006 (2005: R30 000 and R15 000 respectively). Members of the Nomination Committee received R5 000 per meeting in 2006. The Chairman of the Independent Committee and members were paid R8 000 per meeting attended (2005: R8 000 per meeting attended).

Employees

The committee also determined salary adjustments for employees outside the bargaining unit, effective from 1 January 2006, and considered and approved the parameters for the 2006 Profit Share Incentive Scheme for all employees. Finally, the committee also reviewed the status of payments made to qualifying employees in terms of the staff retention strategy policy which was implemented in 2004.

Remuneration report (continued)

Emoluments paid to executive and non-executive directors – 2006

The table below provides an analysis of the emoluments paid to executive and non-executive directors of the Corporation:

	Salary and benefits R'000	Retirement benefits R'000	Bonuses R'000	Directors' fees R'000	Board Committee fees R'000	Total emoluments paid R'000	Gain on Anglo American plc options exercised R'000	Gain on Anglo American plc long-term incentive plan R'000	Total emoluments R'000
Executive directors									
AJ de Nysschen (Chief Executive Officer)	2 380	343	1 153	100	15	3 991	–	–	3 991
E Barnardo	1 446	212	516	100	15	2 289	2 506	1 626	6 421
L Matteucci	1 431	213	516	100	–	2 260	8 395	1 523	12 178
AJ Pienaar	1 482	214	516	100	–	2 312	–	1 523	3 835
	6 739	982	2 701	400	30	10 852	10 901	4 672	26 425
Non-executive directors									
DD Barber**	–	–	–	100	62	162	–	–	162
I Botha**	–	–	–	100	27	127	–	–	127
L Boyd*	–	–	–	100	32	132	–	–	132
CB Brayshaw*	–	–	–	100	98	198	–	–	198
JW Campbell#	–	–	–	43	18	61	–	–	61
CJ Colebank**	–	–	–	100	–	100	–	–	100
AV Frolov*** #	–	–	–	43	–	43	–	–	43
GG Gomwe (Chairman)**	–	–	–	150	50	200	–	–	200
A Harris**	–	–	–	100	–	100	–	–	100
NB Mbazima**	–	–	–	100	–	100	–	–	100
DR Motsepe*	–	–	–	100	–	100	–	–	100
BJT Shongwe*	–	–	–	100	18	118	–	–	118
A Sorokin*** #	–	–	–	43	–	43	–	–	43
	–	–	–	1 179	305	1 484	–	–	1 484
	6 739	982	2 701	1 579	335	12 336	10 901	4 672	27 909

* *Independent*
** *Fees ceded to Anglo Operations Limited*
*** *Fees ceded to Evraz Holdings S.A.*
\# *Appointed on 27 July 2006*

Salary and benefits include cash, medical aid contributions, car allowance and entertainment allowances. Other than as disclosed above, a US$60 400 management fee was paid directly to Mr AJ de Nysschen by Anglo South Africa Capital (Proprietary) Limited. No other management, consulting, technical, or other fees/benefits were paid, directly or indirectly, by any third party to the directors. Retirement benefits include provident fund contributions.

Emoluments paid to executive and non-executive directors – 2005

The table below provides an analysis of the emoluments paid to executive and non-executive directors of the Corporation:

	Salary and benefits R'000	Retirement benefits R'000	Bonuses R'000	Directors' fees R'000	Board Committee fees R'000	Total emoluments paid R'000	Gain on Highveld options exercised R'000	Gain on Anglo American plc options exercised R'000	Gain on Anglo American plc long-term incentive plan R'000	Total emoluments R'000
Executive directors										
AJ de Nysschen (Chief Executive Officer)	2 212	309	940	100	30	3 591	–	–	–	3 591
E Barnardo	1 387	232	295	100	35	2 049	640	608	1 115	4 412
L Matteucci	1 363	232	413	100	–	2 108	3 416	–	1 145	6 669
AJ Pienaar	1 387	232	354	100	–	2 073	863	6 837	719	10 492
	6 349	1 005	2 002	400	65	9 821	4 919	7 445	2 979	25 164
Non-executive directors										
DD Barber**	–	–	–	100	114	214	–	–	–	214
I Botha**	–	–	–	100	54	154	–	–	–	154
L Boyd*	–	–	–	100	–	100	–	–	–	100
CB Brayshaw*	–	–	–	100	118	218	–	–	–	218
CJ Colebank**	–	–	–	100	–	100	–	–	–	100
GG Gomwe (Chairman)**	–	–	–	138	80	218	–	–	–	218
A Harris**	–	–	–	100	–	100	–	–	–	100
TE Jones***	–	–	50	37	11	98	–	–	806	904
NB Mbazima**	–	–	–	100	–	100	–	–	–	100
DR Motsepe*	–	–	–	100	23	123	–	–	–	123
BJT Shongwe*	–	–	–	100	19	119	–	–	–	119
	–	–	50	1 075	419	1 544	–	–	806	2 350
	6 349	1 005	2 052	1 475	484	11 365	4 919	7 445	3 785	27 514

* *Independent*
** *Fees ceded to Anglo Operations Limited*
*** *Retired on 31 March 2005*

Salary and benefits include cash, medical aid contributions, car allowance and entertainment allowances. Other than as disclosed above, a US$40 000 management fee was paid directly to Mr AJ de Nysschen by Anglo South Africa Capital (Proprietary) Limited. No other management, consulting, technical, or other fees/benefits were paid, directly or indirectly, by any third party to the directors. Retirement benefits include provident fund contributions.

Remuneration report (continued)

Share options

Executive directors participated in the Corporation's share option scheme, which was designed to recognise the contributions of senior staff to the growth in the value of the Corporation's equity. Within the limits imposed by the Corporation's shareholders, options were allocated to the directors and senior staff in proportion to their contributions to the business as reflected by their seniority. The options, which were allocated at the middle market price ruling on the trading day prior to the date of allocation, vest after stipulated periods and are exercisable up to a maximum of 10 years from the date of allocation.

The scheme is dormant and no new issues were made during 2006. Refer to note 32.1 for a reconciliation of the share option scheme. The equity compensation benefits of executive directors are set out below:

Highveld Steel Share Option Scheme

Director's name	Balance of share options as at 1 Jan 2005 and 2006	Number of options allocated during the year	Number of options exercised during the year	Date exercised	Balance of share options as at 31 Dec 2005 and 2006	Allocation price	Earliest exercisable date
AJ de Nysschen	75 000	–	–	n/a	75 000	R18.00	24 June 2007

Gains on share options exercised by executive directors – 2006
No Highveld share options were exercised by executive directors during the year.

Gains on share options exercised by executive directors – 2005

	Number of share options exercised during the year	Exercise price R	Date exercised	Allocation price R	Adjusted allocation price[1] R	Gain on share options (net of cost) R'000
E Barnardo	10 000	50.76	7 Mar 2005	28.75	28.75	219
	10 000	67.57	2 Aug 2005	28.75	25.25	421
						640
L Matteucci	30 000	68.33	2 Aug 2005	12.50	9.00	1 774
	20 000	68.33	2 Aug 2005	28.75	25.25	857
	12 500	70.00	15 Aug 2005	10.50	7.00	785
						3 416
AJ Pienaar	20 000	68.60	2 Aug 2005	28.75	25.25	863
Total options exercised	102 500		Total gain on share options exercised			4 919

[1]The original allocation price has been reduced by R3.50 for all share options exercised post 7 March 2005. This is due to the special dividends declared from the disposal of the interests in Acerinox, S.A. and Columbus Stainless (Proprietary) Limited. Refer to note 6 for details of the deal and note 9 for a summary of the special dividends paid from the proceeds.

No allocations were made to directors and executives as the Listings Requirements of the JSE Limited do not allow the issue, trade or acceptance of shares while such shares are trading under a cautionary.

Anglo American plc schemes

Share option scheme

Anglo American plc operates a share option scheme and executive directors of Highveld are eligible to participate in it in accordance with the scheme rules. Options are granted annually. Options are not granted at a discount and are not pensionable. Highveld absorbs the cost for these options.

Options are normally exercisable, subject to the satisfaction of the performance condition, between three and ten years from the date of grant.

Details of the participation of the executive directors of the Corporation in the Anglo American plc share option scheme are listed below:

Director's name	Balance of share options as at 1 Jan 2006	Number of share options allocated during the year	Number of share options exercised during the year	Date exercised	Balance of share options at 31 Dec 2006	Weighted average price	Earliest exercisable date	Gain on share options exercised R'000
AJ de Nysschen	20 000	–	–	n/a	20 000	£13.43	Not vested*	–
E Barnardo	15 000	–	15 000	6 Jan 2006	–			2 506
L Matteucci	37 500	–	20 000	4 Apr 2006				4 278
			17 500	9 May 2006	–			4 117
	72 500	–	52 500		20 000			10 901

* *These options are subject to achieving certain performance criteria.*

Remuneration report (continued)

Long-term incentive plan ("LTIP")

Executive directors became entitled in 2002, 2003, 2004 and 2005 to receive shares in Anglo American plc subject to the achievement of certain performance criteria over a three-year period. Awards are conditional upon the satisfaction of performance criteria that foster shareholder wealth creation and that are within the executive directors' scope of influence.

Two performance measures were selected: the first based on the Anglo American plc total shareholder return relative to a weighted group of international natural resource companies and the second based on an underlying operating measure that focuses on raising the Group's return on capital employed in the medium term.

Director's name	Beneficial interest in LTIP at 1 Jan 2006	Number of shares conditionally awarded during the year	Number of shares exercised during the year	Date exercised	Gains on share options exercised R'000	Beneficial interest in LTIP at 31 Dec 2006	Date of award
AJ de Nysschen	22 700	–	–	n/a		15 000	25 Mar 2004
						7 700	5 Apr 2005
E Barnardo	14 350	–	8 100	20 Jul 2006	**1 626**	–	
						6 250	25 Mar 2004
L Matteucci	14 350	–	8 100	20 Jul 2006	**1 523**	–	
						6 250	25 Mar 2004
AJ Pienaar	14 350	–	8 100	20 Jul 2006	**1 523**	–	
						6 250	25 Mar 2004
	65 750		24 300		**4 672**	41 450	

Bonus share plan ("BSP")

Anglo American plc regard it as essential that key individuals should have an interest in Anglo American shares in order to align their interest with the interest of shareholders. Awards under the BSP are made annually and consist of two elements: a conditional award of bonus shares deferred for three years equal to annual cash bonus and a conditional award of enhancement shares up to 75 per cent of the number of bonus shares awarded. Vesting of the enhancement shares is dependent on certain performance conditions.

Director's name	Bonus shares granted	Enhancement shares awarded	Date of grant	Earliest release date
AJ de Nysschen	5 365	4 023	28 Feb 2005	2008
	4 687	3 515	6 Mar 2006	2009

Annual financial statements

HIGHVELD
STEEL AND VANADIUM CORPORATION LIMITED



Approval of the annual financial statements

The annual financial statements, which appear on pages 38 to 80, were approved by the Board of Directors on 6 February 2007 and are signed on its behalf by:

GG Gomwe
Chairman

Emalahleni
6 February 2007

AJ de Nysschen
Chief Executive Officer

Emalahleni
6 February 2007

Compliance statement by the company secretary

The company secretary of Highveld Steel and Vanadium Corporation Limited certifies that the Corporation has lodged with the Registrar of Companies all such returns as are required of a public company in terms of the Companies Act, 1973, as amended, and that all such returns are true, correct and up to date in respect of the financial year ended 31 December 2006.

Ms A Diener
Company Secretary

Emalahleni
6 February 2007

Independent auditor's report

To the members of Highveld Steel and Vanadium Corporation Limited

We have audited the annual financial statements and Group annual financial statements of Highveld Steel and Vanadium Corporation Limited which comprise the directors' report, the balance sheet and the consolidated balance sheet as at 31 December 2006, the income statement and the consolidated income statement, the statement of changes in equity and the consolidated statement of changes in equity and cash flow statement and consolidated cash flow statement for the year then ended, a summary of significant accounting policies and other explanatory notes, as set out on pages 38 to 80.

Directors' responsibility for the financial statements

The Corporation's directors are responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards, and in the manner required by the Companies Act in South Africa. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatements of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting principles and the reasonableness of accounting estimates made by directors, as well as evaluating the overall financial statement presentation. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Corporation and the Group at 31 December 2006, and of their financial performance and their cash flows for the year then ended in accordance with International Financial Reporting Standards and in the manner required by the Companies Act of South Africa.

Deloitte & Touche

Deloitte & Touche
Registered Auditors

Per D Uys
Partner

6 February 2007
Buildings 1 and 2, Deloitte Place
The Woodlands Office Park, Woodlands Drive
Sandton

National Executive: GG Gelink Chief Executive, AE Swiegers Chief Operating Officer, GM Pinnock Audit, DL Kennedy Tax, L Geeringh Consulting, MG Crisp Financial Advisory, L Bam Strategy, CR Beukman Finance, TJ Brown Clients and Markets, SJC Sibisi Public Sector and Corporate Social Responsibility, NT Mtoba Chairman of the Board, J Rhynes Deputy Chairman of the Board.

A full list of partners and directors is available on request.

The directors have pleasure in submitting their report and the annual financial statements of the Corporation and the Group for the year ended 31 December 2006. General reviews of the financial results are included in the Chairman's review (page 14) and in the Chief Executive Officer's report (page 16).

In preparing the financial statements, the Group has used appropriate accounting policies and has complied with all applicable accounting standards. The directors are of the opinion that the financial statements fairly represent the financial position of the Group at 31 December 2006. The directors are also of the opinion that the Group will continue as a going concern in the year ahead.

The Board of Directors confirms its commitment to achieving high standards of corporate governance based on local and international acceptable corporate practice.

Distributions to shareholders

Interim dividend No. 65 of 250 cents per share was paid on 4 September 2006, and a final dividend No. 66 of 350 cents per share and a special dividend No. 67 of 100 cents per share have been declared and are payable in the currency of the Republic of South Africa on 12 March 2007 to shareholders registered at the close of business on 2 March 2007.

The salient dates of the declaration and payment of the final dividend are:

Last date to trade to qualify for dividend	Friday, 2 March 2007
Ex-dividend on the JSE Limited	Monday, 5 March 2007
Record date	Friday, 9 March 2007
Payment date of final dividend	Monday, 12 March 2007

Share certificates may not be de-materialised or re-materialised between Monday, 5 March 2007 and Friday, 9 March 2007, both days inclusive.

Corporate governance

Board Charter

The Board's commitment to sound corporate governance is embodied in the Board Charter, to which the Board committed itself in February 2003. The Charter guides the Board in achieving the Corporation's vision, in accordance with South African and relevant international legislation, the Listings Requirements of the JSE Limited, the Codes of Practice and Conduct outlined in the two King Reports on Corporate Governance and other defined responsibilities of corporate citizenship.

The Board consists of a minority of executive directors, a majority of non-executive directors and a minority of independent non-executive directors. The roles of Chairman and Chief Executive Officer are separate with a clear division of responsibilities; Mr GG Gomwe is the non-executive Chairman and Mr AJ de Nysschen is the Chief Executive Officer.

The Board is assisted by six sub-committees, namely the Executive, Audit, Nomination, Independent, Remuneration and Transformation Committees. The Board Charter encompasses the Terms of Reference for these committees.

The Executive Committee is responsible for implementing strategies and policies of the Corporation and managing the business and affairs of the Corporation.

To assist the Board with accurate financial reporting and adequate systems, controls and risk management processes, the Audit Committee evaluates the appropriateness and adequacy of systems of internal financial and operational control and it reviews accounting policies and financial information issued to stakeholders. The committee also recommends the appointment of the external auditors and it evaluates their findings and the actions taken. The independence of the external auditors is regularly reviewed and all non-audit related services are reported in terms of an agreed policy.

It is the responsibility of the Nomination Committee to select, screen and nominate potential directors for appointment to the Board.

A committee of independent directors (the "Independent Committee") was appointed to protect the interests of minority shareholders, following the decision by Anglo American plc, in 2005, to dispose of its shareholding in the Corporation.

The Remuneration Committee is tasked with ensuring that the Corporation's directors and employees are fairly rewarded and that salary and wage adjustments for the Corporation's staff and scheduled employees are fair.

The transformation activities and programmes of the Corporation are overseen by the Transformation Committee. They ensure that the spirit of transformation is conveyed throughout the Corporation.

Details of the Group's corporate governance structures, practices and more detail on the responsibilities of the committees are set out in the Corporation's Sustainability Report.

Directors' responsibilities

The directors are responsible for the preparation and integrity of the information included in this report, including the annual financial statements of the Corporation and Group which have been prepared in accordance with International Financial Reporting Standards.

The directors are furthermore accountable for the process of risk management (for further detail see the Chief Executive Officer's report on page 16 – Business risks) and responsible for the systems of internal control used by the Corporation and the Group. These systems and controls are designed to provide reasonable assurance regarding the integrity and reliability of the financial statements and to adequately safeguard, verify and maintain accountability of the assets.

Nothing has come to the attention of the directors to indicate that any material breakdown in the functioning of these controls, procedures and systems has occurred during the year under review.

Internal audit

The Corporation maintains an internal audit department which functions independently to appraise, examine and evaluate the Group's systems and internal controls. The scope of the internal audit function is to review the reliability and integrity of financial information, the systems of internal control and the means of safeguarding assets. The head of internal audit reports the findings to the Audit Committee.

Based on information and explanations provided by management, the internal audit department and the report of the external auditors on the results of their audit, the directors assess on a regular basis whether the internal accounting controls are adequate to ensure that the financial records may be relied on for preparing the financial statements and maintaining accountability for assets and liabilities.

Code of ethics

In its code of ethics, the Corporation recognises that good corporate governance is based on four key principles – fairness, accountability, transparency and responsibility – which should be applied consistently in interactions with all stakeholders.

To this end, the Corporation requires that its employees do not pursue private interests which are in conflict with Corporation interests. Procedures are in place to introduce, monitor and enforce the code.

Directorate

Messrs JW Campbell, AV Frolov and A Sorokin joined the Board as non-executive directors on 27 July 2006.

Directors retiring at the Annual General Meeting in accordance with the articles of association of the Corporation are Messrs JW Campbell, CJ Colebank, AV Frolov, Ms DR Motsepe, Messrs BJT Shongwe and A Sorokin. These directors are all eligible and all, but Ms Motsepe, offer themselves for re-election. Biographies of each of the retiring directors are set out on pages 10 to 11.

The frequency of Board meetings is determined by the Board.

The Board meets at least on a quarterly basis and also when required to attend to specific business. During the year under review the Board met on four occasions. Attendance of Board and committee meetings during 2006 by directors was as follows:

	Board		Executive Committee		Audit Committee		Nomination Committee		Independent Committee		Remuneration Committee		Transformation Committee	
Directors	A	B	A	B	A	B	A	B	A	B	A	B	A	B
DD Barber	4	3			4	4	1	1			2	1		
E Barnardo	4	4	12	10									3	3
I Botha	4	4			4	3								
L Boyd	4	4							1	1				
CB Brayshaw	4	4			4	4	1	1	1	1	2	2		
CJ Colebank	4	3												
JW Campbell*	2	1			2	2					1	1		
AJ de Nysschen	4	4	12	10									3	3
AV Frolov*	2	1												
GG Gomwe	4	4					1	1			2	2	3	3
A Harris	4	1												
L Matteucci	4	4	12	10										
NB Mbazima	4	2												
DR Motsepe (Ms)	4	1							1	0			3	0
AJ Pienaar (Dr)	4	4	12	12										
BJT Shongwe	4	3							1	1			3	2
A Sorokin*	2	2												

Notes

A - Indicates the number of meetings which the director could have attended

B – Indicates the number of meetings actually attended

**JW Campbell, AV Frolov and A Sorokin were appointed to the Board on 27 July 2006.*

Directors' shareholding

At 31 December 2006, the present directors beneficially held a total of 14 392 ordinary shares and held unexercised options to acquire a total of 75 000 ordinary shares in the Corporation.

Highveld shares held by directors	2006	2005
E Barnardo	**5 000**	5 000
L Boyd	**7 712**	7 712
L Boyd	***7**	*7
L Matteucci	**–**	*1 500
BJT Shongwe	**1 680**	1 680

** Indirect and non-beneficial*

There has been no change in the interests of directors in share capital since the year-end.

Directors' remuneration

Details of directors' remuneration are set out in the Remuneration report on pages 28 to 34.

Resolutions

Although not required due to the deeming provision of section 270 (2) of the Companies Act, 1973, as part of the Corporation's continued commitment to improved corporate governance, shareholders are requested to confirm the re-appointment of the external auditors to hold office until the conclusion of the next Annual General Meeting. The directors support the re-appointment of Deloitte & Touche.

Article 73 of the articles of association of the Corporation presently states:

"73. Save as provided by the proviso hereto or until otherwise determined by the Company in general meeting by ordinary resolution, the directors shall be paid out of the funds of the Company by way of remuneration for their services a fee at the rate of R7 500 per annum each, and the Chairman shall in addition to his remuneration as a director be paid a further sum at the rate of R2 500 per annum, provided that the directors shall have the power to increase the fees payable in terms of this article up to R15 000 per annum in the case of each director plus further sums of up to R5 000 per annum in the case of the Chairman. The remuneration payable in terms of this article shall accrue from day to day and shall be paid as soon as convenient after the end of each calendar quarter. Amended by Ordinary Resolution on 5 May 2000: Directors' fees maxima increased to R25 000 per annum plus additional R5 000 per annum in case of the Chairman and minimum directors' fees R16 500 per annum. Amended by Ordinary Resolution on 7 May 2004: Directors' fees maxima increased from R25 000 per annum to R75 000 per annum and in the case of the Chairman an additional sum increased from R5 000 per annum to R40 000 per annum. Amended by Ordinary Resolution on 6 May 2005: Directors' fees maxima increased from R75 000 per annum to R100 000 per annum and in the case of the Chairman an additional sum increased from R40 000 per annum to R50 000 per annum."

The directors' fees were increased in 2005 to R100 000 per annum and the additional fee for the Chairman increased to R50 000 per annum. To enable the fees to be increased in future, it is necessary to increase the maximum provided for in Article 73, and it is proposed to shareholders to amend the maximum for directors' fees to R200 000 per annum and the maximum for the additional fee for the Chairman to R100 000 per annum.

Subject to shareholder approval of the above maxima in the articles of association, it is proposed to increase directors' fees in 2007 to R140 000 (2006: R100 000) per annum. The additional fee for the Chairman is proposed to decrease to R40 000 (2006: R50 000) per annum. The following fees payable to members and chairmen of sub-committees are further proposed:

Committee	Member/Chairman	2006	2007
Audit	Member	R27 000	**R60 000**
	Chairman	R54 000	**R80 000**
Remuneration	Member	R27 000	**R40 000**
	Chairman	R30 000	**R60 000**
Transformation	Member	*R5 000	**R20 000**
	Chairman	R30 000	**R35 000**
Nomination	Member	*R5 000	**R20 000**
Independent	Member	*R8 000	**R30 000**

** The 2006 fees were paid per meeting attended.*

Share capital

Full details of the authorised, issued and unissued share capital of the Corporation at 31 December 2006 are set out in note 17 to the financial statements. Particulars are also given of the Corporation's equity compensation benefits in note 32.

The authorised share capital of the Corporation is R140 000 000, divided into 139 990 000 ordinary shares of R1 each and 1 000 000 variable rate redeemable cumulative preference shares of 1 cent each.

Control of all the unissued shares of the Corporation is vested in the directors, in specific terms as regards allotments in respect of the Share Option Scheme and in general terms as regards all other unissued shares.

In terms of the Companies Act, 1973, the general authority granted to the directors for the issue of shares (other than those to be issued in terms of a specific authority) expires on the date of the forthcoming Annual General Meeting. Shareholders, therefore, will be asked to consider an ordinary resolution at this Annual General Meeting placing under the control of the directors the then remaining unissued ordinary shares not required for the purpose of the Share Option Scheme and the unissued preference shares.

The Corporation, its subsidiary company and joint venture
Highveld Steel and Vanadium Corporation Limited is a subsidiary of Anglo South Africa Capital (Proprietary) Limited, whose interest amounts to 29.2 per cent of the total issued share capital of the Corporation but enjoys the voting rights of Credit Suisse's 24.9 per cent holding. By virtue of Anglo South Africa Capital (Proprietary) Limited being able to exercise 54.1 per cent of Highveld's votes, it remains Highveld's holding company. Its ultimate holding company is Anglo American plc, a company incorporated in England and Wales.

In its integrated Steelworks and various divisions, the Group produces vanadium products, steel, ferro-alloys and carbonaceous products. Ore for the Vanchem division and the Steelworks is obtained from the Corporation's own mine. The works are situated in the Emalahleni area and the mine is situated in the Roossenekal area, both in Mpumalanga, Republic of South Africa.

The Corporation is the holding company of the following wholly owned subsidiary:
Hochvanadium Holding AG, Austria (processing and sale of vanadium products).

The Group's share of the subsidiary and joint ventures' profit or loss after tax is as follows:

- Hochvanadium R334 million profit (2005: R639 million profit).
- Ferroveld R12 million profit (2005: R3 million profit).
- South Africa Japan Vanadium (Proprietary) Limited R27 million loss (2005: R5 million loss).

Segmental revenue
The revenue contribution by the various segments of the Group is as shown in the segmental graph.



2006
Segmental revenue
13%
36%
51%
Ferro-alloys
Vanadium
Steel

Reserves and resources (Unaudited)
(stated as at 31 December)
The measured and indicated mineral resources are additional to the ore reserves, unless otherwise stated. The reserves and resources statement presented hereunder was prepared in accordance with the principles and guidelines of the South African Code for Reporting of Mineral Resources and Mineral Reserves (SAMREC 2000) and audited by an independent competent person.

	Classification	Million tons[1]		Grade ($\% V_2O_5$)		Contained (V_2O_5 million tons)	
		2006	2005	**2006**	2005	**2006**	2005
Mineral reserves	Proved	**19.71**	21.9	**1.68**	1.68	**0.33**	0.37
	Probable	**2.95**	3.10	**1.70**	1.70	**0.05**	0.05
	Total	**22.66**	24.9	**–**	–	**0.38**	0.42
Mineral resources	Measured	**–**	–	**–**	–	**–**	–
	Indicated	**244.0**	244.0	**1.70**	1.70	**4.15**	4.15
	Total resources	**244.0**	244.0	**–**	–	**4.15**	4.15

[1]After crushing, washing and screening

Changes in accounting policies
The changes in accounting policies which impacted on the financial results of the Corporation and the Group are outlined in note 1 to the annual financial statements.

Subsequent events
There have been no reportable post balance sheet events.

Company secretary
Details of the company secretary are outlined below the notice of the Annual General Meeting on page 83.

Income statements

for the years ended 31 December

	Notes	Group 2006 Rm	Group 2005 Rm	Corporation 2006 Rm	Corporation 2005 Rm
Continuing operations					
Revenue		**6 832**	7 155	**5 474**	5 449
Operating profit		**1 414**	2 773	**959**	1 915
Profit on disposal of investments	6		243		243
Interest and investment income received	4	**33**	74	**824**	386
Interest paid	5	**(89)**	(38)	**(81)**	(41)
Profit before taxation		**1 358**	3 052	**1 702**	2 503
Taxation	7.1	**330**	1 136	**379**	905
Profit after taxation		**1 028**	1 916	**1 323**	1 598
Discontinued operation					
Revenue		**69**		**69**	
Profit before interest and taxation		**16**		**16**	
Profit before disposal of discontinued operation		**16**		**16**	
Profit on disposal of discontinued operation	6	**91**		**91**	
Profit before taxation		**107**		**107**	
Taxation	7.1	**22**		**22**	
Profit after taxation		**85**		**85**	
Total operations					
Revenue	2	**6 901**	7 155	**5 543**	5 449
Operating profit	3	**1 430**	2 773	**975**	1 915
Profit on disposal of investments	6		243		243
Interest and investment income received	4	**33**	74	**824**	386
Interest paid	5	**(89)**	(38)	**(81)**	(41)
Profit before disposal of discontinued operation		**1 374**	3 052	**1 718**	2 503
Profit on disposal of discontinued operation	6	**91**		**91**	
Profit before taxation		**1 465**	3 052	**1 809**	2 503
Taxation	7.1	**352**	1 136	**401**	905
Profit attributable to Highveld shareholders		**1 113**	1 916	**1 408**	1 598
Earnings per share (cents) from total operations					
Basic	8.1	**1 122.6**	1 936.2		
Diluted	8.1	**1 122.5**	1 916.7		
Earnings per share (cents) from continuing operations					
Basic	8.1	**1 035.9**	1 936.2		
Diluted	8.1	**1 035.8**	1 916.7		

Balance sheets

as at 31 December

	Notes	Group 2006 Rm	Group 2005 Rm	Corporation 2006 Rm	Corporation 2005 Rm
Assets					
Non-current assets					
Property, plant and equipment	10	**2 115**	1 571	**2 086**	1 539
Interest in subsidiary and joint ventures	11.3			**10**	31
Environmental Trust investments	29	**3**	3		
Available-for-sale investments	12	**103**	104	**100**	100
		2 221	1 678	**2 196**	1 670
Current assets					
Inventories	13	**809**	970	**687**	798
Trade and other receivables	14	**1 124**	649	**987**	529
Loan to joint venture	16.3	**4**		**8**	
Cash and cash equivalents	16.4	**411**	602	**140**	99
		2 348	2 221	**1 822**	1 426
Total assets		**4 569**	3 899	**4 018**	3 096
Equity and liabilities					
Capital and reserves					
Share capital	17.1	**99**	99	**99**	99
Share premium	17.1	**486**	486	**486**	486
Distributable reserves		**1 229**	767	**1 128**	371
Non-distributable reserves	18.3	**57**	(27)	**8**	4
Shareholders' equity		**1 871**	1 325	**1 721**	960
Non-current liabilities					
Deferred taxation	19	**262**	164	**262**	164
Long-term borrowings	20	**23**	36	**23**	36
Long-term provisions	25	**285**	186	**285**	186
		570	386	**570**	386
Current liabilities					
Trade and other payables	15	**729**	708	**590**	479
Short-term provisions	25	**188**	216	**188**	216
Taxation		**269**	600	**22**	353
Short-term loans	21	**942**	626	**927**	626
Loan from joint venture	16.3		38		76
		2 128	2 188	**1 727**	1 750
Total equity and liabilities		**4 569**	3 899	**4 018**	3 096

Cash flow statements

for the years ended 31 December

	Notes	Group 2006 Rm	Group 2005 Rm	Corporation 2006 Rm	Corporation 2005 Rm
Cash flows from operating activities					
Cash generated from operations	26.1	**1 538**	2 668	**1 153**	1 847
Interest and investment income received	26.2	**26**	74	**817**	386
Interest paid	26.3	**(78)**	(34)	**(78)**	(37)
Taxation paid	26.4	**(637)**	(655)	**(637)**	(654)
Net cash generated by operating activities		**849**	2 053	**1 255**	1 542
Cash flows from investing activities					
Replacement of property, plant and equipment	26.5	**(786)**	(624)	**(786)**	(624)
Proceeds from disposal of property, plant and equipment	26.6	**12**	10	**12**	10
Proceeds from disposal of investment in Acerinox, S.A. and Columbus Stainless (Proprietary) Limited	6		1 076		1 076
Increase in available-for-sale investments		**–**	(50)	**–**	(50)
Net cash (used in)/generated by investing activities		**(774)**	412	**(774)**	412
Effects of exchange rate changes on cash held in foreign currencies		**117**	–		
Net cash inflow before financing activities		**192**	2 465	**481**	1 954
Cash flows from financing activities					
Proceeds from issues of equity shares		*****	15	*****	15
Decrease in long-term borrowings		**(13)**	(79)	**(13)**	(79)
Increase in short-term loans		**316**	543	**301**	557
(Decrease)/increase in loan from joint venture		**(38)**	24	**(76)**	49
Increase in loan to joint venture		**(4)**	–	**(8)**	–
Dividends paid	9	**(644)**	(2 724)	**(644)**	(2 724)
Net cash used in financing activities		**(383)**	(2 221)	**(440)**	(2 182)
Net (decrease)/increase in cash and cash equivalents		**(191)**	244	**41**	(228)
Cash and cash equivalents at the beginning of the year		**602**	358	**99**	327
Cash and cash equivalents at the end of the year	16.4	**411**	602	**140**	99

* *Less than R1 million*

Consolidated statements of recognised income and expense

for the years ended 31 December

		Group		Corporation	
	Notes	2006 Rm	2005 Rm	2006 Rm	2005 Rm
Currency translation differences	27	**81**	(34)	**–**	–
Fair value revaluation	27	**(1)**	–	**–**	(1)
Fair value reclassified to income	27	**–**	(166)	**–**	(166)
Actuarial loss on defined benefits	27	**(10)**	(31)	**(10)**	(31)
Tax on above items taken directly to equity	27	**3**	9	**3**	9
Net income/(expense) recognised directly in equity		73	(222)	**(7)**	(189)
Attributable profit for the year		**1 113**	1 916	**1 408**	1 598
Total recognised income and expense for the year	27	**1 186**	1 694	**1 401**	1 409

1. Accounting policies

a. Basis of preparation

The financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), International Financial Reporting Interpretation Committee ("IFRIC") interpretations and with those requirements of the South African Companies Act 1973 (as amended) applicable to companies reporting under IFRS.

The financial statements are prepared on the historical cost basis except for certain financial instruments.

The principal accounting policies of the Group are set out below and are consistent with those applied in the previous year except where otherwise indicated.

The financial statements have been prepared on a going concern basis and are presented in Rand rounded to the nearest million unless otherwise indicated.

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of certain critical account estimates. It also requires management to exercise judgement in the process of applying the Group's accounting policies. Actual future results could differ from these estimates.

b. Recent accounting developments

In the current year, the Group has adopted all of the new and revised Standards and Interpretations issued by the International Accounting Standards Board ("the IASB") and the International Financial Reporting Interpretation Committee ("IFRIC") of the IASB, that are relevant to its operations and effective for accounting periods beginning on 1 January 2006. Only where the impact of these is material or has been disclosed separately is reference made to the relevant IFRS in the notes to the financial statements.

The adoption of these new and revised Standards and Interpretations has resulted in changes in the Group's accounting policies and are disclosed as follows:

IFRS 4, Insurance contracts (last changes effective from 1 January 2006)
IFRS 4 applies to insurance contracts that are issued by an entity and reinsurance contracts that an entity holds. IFRS 4 has no impact on the Group's financial results or disclosures as the Group is not involved in issuing insurance contracts nor does it deal in reinsurance contracts.

IFRS 6, Exploration for and evaluation of mineral resources (effective from 1 January 2006)
The objective of this IFRS is to specify the financial reporting for the exploration for and evaluation of mineral resources. The Group does not have material exploration expenditures or evaluation of mineral resources expenditures and in terms of the current accounting policy expenses for exploration and evaluation of mineral resources are expensed against income when incurred. IFRS 6 has no impact on the Group's results as no change to the current accounting policy was effected.

IAS 21, The effect of changes in Foreign Exchange Rates (effective from 1 January 2006)
The revised Standard requires that the exchange difference arising on a loan to a subsidiary that forms part of the net investment in the subsidiary be recognised in the consolidated financial statements in a separate component of equity. The changes resulting from this Standard were immaterial to the Group's results and accordingly no separate disclosure was necessary.

IAS 39, Financial Instruments: Recognition and Measurement (effective from 1 January 2006)
The amendments relate to the treatment of cash flow hedges accounting of forecast intragroup transactions, restricting the ability to designate any financial asset or liability to be measured at fair value through profit and loss, and broadening the scope to include financial guarantee contracts issued. These amendments were already adopted in the Group's 2005 accounts and they did not have a significant impact on the Group's results.

IFRIC 4, Determining whether an Arrangement contains a lease (effective from 1 January 2006)
This interpretation requires the determination of whether an arrangement is or contains a lease to be based on the substance of the arrangement. The adoption has had no material effect on the consolidated results of operations or financial results of the Group.

IFRIC 5, Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds (effective from 1 January 2006)
The scope of this interpretation applies to accounting in the financial statements of a contributor for interest arising from decommissioning funds which have assets that are administered separately and the contributor's right to access the assets is restricted. The Group has a trust fund which has been established for Mapochs and De Hoop mines. Details of the fund are disclosed in note 29 to the financial statements. The requirements of this Interpretation were adopted in the Group's 2005 accounts and they did not have a significant impact on the Group's results.

IFRIC 6, Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment (effective from 1 December 2005)
The interpretation provides guidance on the recognition, in the financial statements of producers, of liabilities for waste management under the EU Directive on WE&EE in respect of sales of historical household equipment.

The Group is not involved in the production or sale of household equipment and this Interpretation will have no effect on the financial results or disclosure of the Group.

New and revised International Financial Reporting Standards and Interpretations not yet effective
The following Standards, amendment to Standards and interpretations, effective in future accounting periods have not been early adopted in these financial statements:

- IFRS 7, Financial Instruments: Disclosure (effective from 1 January 2007)
- IFRS 8, Operating segments (effective from 1 January 2009)
- IAS 1, Presentation of Financial Statements (effective from 1 January 2007)
- IFRIC 7, Applying the Restatement Approach under IAS 29, Financial reporting in Hyperinflationary Economies (effective from 1 March 2006)
- IFRIC 8, Scope of IFRS 2, Share-based Payments (effective from 1 May 2006)
- IFRIC 9, Reassessments of embedded derivatives (effective from 1 June 2006)
- IFRIC 10, Interim Financial Reporting and Impairment (effective from 1 November 2006)
- IFRIC 11, Group and treasury share transactions (effective from 1 March 2007)
- IFRIC 12, Service concession arrangements (effective from 1 January 2008)

The directors anticipate that the adoption of these Standards and Interpretations in future periods will have no material impact on the financial results or disclosures of the Group.

c. Significant judgements

In determining and applying accounting policies, judgement is often required where the choice of a specific policy, assumption or accounting estimate to be followed could materially effect the reported results or net position of the Group, should it later be determined that a different choice be more appropriate.

Management considers the following to be areas of significant judgement for the Group:

(i) *Decommissioning and rehabilitation obligations*
Estimating the future costs of environmental and rehabilitation obligations is complex and requires management to make estimates and judgements as most of the obligations will be fulfilled in the future and contracts and laws are often not clear regarding what is required. The resulting provisions are further influenced by changing technologies, political, environmental, safety, business and statutory considerations.

(ii) *Asset lives and residual values*
Property, plant and equipment are depreciated over its useful life taking into account residual values, where appropriate. The actual lives of the assets and residual values are assessed annually and may vary depending on a number of factors. In reassessing asset lives, factors such as technological innovation, product life cycles and maintenance programmes are taken into account. Residual value assessments consider issues such as future market conditions, the remaining life of the asset and projected disposal values.

(iii) *Post-retirement employee benefits*
Post-retirement medical aid liabilities are provided for certain existing employees. Actuarial valuations are based on assumptions which include employee turnover, mortality rates, the discount rate, health care inflation cost and rates of increase in costs.

(iv) *Taxation*
The Group is subject to taxes in more than one jurisdiction. Significant judgement is required in determining the provision for taxes as the tax treatment cannot be finally determined until a formal resolution has been reached with the relevant tax authority.

d. Segment reporting

A reportable segment is a distinguishable business of the Group that provides products or services that are different from those of other segments. Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. The Group is a minerals and metals business. On a primary basis, the Group is organised into three major operating divisions:

- Steel division, comprising mainly the Mapochs Mine and the manufacture of vanadium slag, billets, slabs, plate, coils and structurals;
- Vanadium division, comprising mainly the manufacture of vanadium products; and
- Ferro-alloy division, comprising mainly the manufacture of manganese products, ferrosilicon and other carbonaceous products.

The basis of segment reporting is representative of the internal structure used for management reporting.

e. Basis of consolidation

Highveld Steel and Vanadium Corporation Limited ("the Corporation") is a public limited company incorporated in the Republic of South Africa. The consolidated financial statements incorporate the financial statements of the Corporation and entities controlled by the Corporation. Control is achieved where the Corporation has power to govern the financial and operating policies of an investee entity so as to obtain benefits from its activities.

Subsidiaries and joint ventures are consolidated on the following basis:

(i) *Investment in subsidiaries*

Subsidiaries are those entities in which the Group has more than half of the voting rights and/or power to exercise control. The Group financial statements incorporate the assets, liabilities, results and cash flows of the operations of the Corporation and its subsidiaries from the date control commences until the date control ceases.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group.

(ii) *Investment in joint ventures*

A joint venture entity is an entity in which the Group holds a long-term interest in and shares joint control over the strategic, financial and operating decisions with one or more other venturers under a contractual agreement.

Joint ventures are proportionally consolidated, whereby the Group's share of the joint venture's assets, liabilities, results and cash flows are combined with similar items, on a line-by-line basis, in the Group's financial statements.

The results of jointly controlled entities are proportionately consolidated from the date control commences until the date control ceases.

(iii) *Investment in environmental trust fund*

Interest arising from the decommissioning, restoration and environmental rehabilitation funds is incorporated in the assets, liabilities, results and cash flows of the Corporation's operations and its subsidiaries from the date of control over the funds until the date control ceases.

(iv) *Transactions eliminated on consolidation*

Transfers of property, plant and equipment between Group entities subsequent to acquisition are restated to reflect the original Group cost and accumulated depreciation.

Intra-group balances, transactions, and any unrealised gains and losses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

Intra-group balances, transactions, and any unrealised gains and losses arising from intra-group transactions, with jointly controlled entities are eliminated to the extent of the Group's interest in the jointly controlled entities.

f. Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods provided in the normal course of business, net of discounts, sales related taxes, value added tax and sales between Group entities.

Revenue from the sale of goods is recognised when the significant risks and rewards of ownership of the goods are transferred to the buyer, costs can be measured reliably and receipt of the future economic benefits is probable. Significant risks and rewards of ownership have passed when title and insurance risk has passed to the customer and the goods have been delivered to a contractually agreed location.

g. Interest and dividend income

Interest income and preference dividends are recognised on a time proportionate basis, taking into account the principal amount invested and the effective rates over the period to maturity, when it is determined that such income will accrue to the Group.

Dividend income is recognised at the time when the amount of the dividend can be measured reliably and the right to receive payment is established.

h. Inventories

Inventories and work in progress are valued at the lower of cost and net realisable value. Stock write-downs to net realisable value and stock losses are expensed during the period in which the write-down or loss occurs. Cost is determined on the following bases:

(i) Finished goods, work-in-progress (including vanadium slag) and consignment stock are valued at standard cost, which includes an appropriate apportionment of overheads. Standard cost approximates actual cost determined on the first-in, first-out ("FIFO") basis.

(ii) Raw materials are valued at delivered cost determined on the FIFO basis, with appropriate reductions for handling and stockpile losses.

(iii) Consumable stores are valued at delivered cost determined on a moving-average basis, with appropriate reductions for obsolescence and slow-moving items.

(iv) Slag deposits (other than vanadium slag) and dumps are carried at zero value. On sale of these deposits and dumps, the revenue generated is accounted for as trading profit and is included in revenue.

i Property, plant and equipment

Items of property, plant and equipment are stated at cost less accumulated depreciation and impairment losses.

(i) Property, plant and equipment is depreciated on a straight line basis at rates that will reflect the outflow of economic benefits, from the Group, over the estimated life of the specific asset as a result of utilisation within the operation after taking into account the estimated residual value of the asset.

Where an item of plant and equipment is made up of major components with different useful lives, the components are accounted for as separate items of property, plant and equipment.

(ii) The estimated maximum useful lives of property, plant and equipment are as follows:

	Number of years
Improvements to property	20 - 50
Plant	2 - 50
Equipment	2 - 15

Rolls for forming steel are depreciated on the basis of usage.

Land and work under construction are not depreciated. Work under construction is capitalised when the assets are substantially ready for their intended use and depreciated over its useful life.

Mineral rights are valued at historical cost and amortised on the basis of tonnage mined.

The Group regularly reviews all of its depreciation rates and residual values to take account of any changes in circumstances. When setting useful economic lives, the principal factors the Group takes into account are the expected rate of technological developments, expected market requirements for the equipment and the intensity at which the assets are expected to be used.

(iii) Expenditure incurred to replace a component at intervals greater than once a year of an item of property, plant and equipment, including major inspection and overhaul expenditure, is capitalised and depreciated over the period during which enduring benefits will be enjoyed, and the component replaced is derecognised.

Maintenance and repairs relating to past events giving rise to an obligation to incur future expenditure, which neither materially add to the value of assets nor appreciably prolong their useful lives are charged against income. Capitalised expenditure, relating to past events, for renewal or replacement of plant and equipment, is expensed when future economic benefits are no longer enjoyed.

(iv) Gains and losses on disposals are determined by comparing the net disposal proceeds with the carrying amount of the asset and are included in profit before interest and taxation, but adjusted in calculating headline earnings.

(v) Borrowing costs that are directly attributable to qualifying assets are capitalised. Qualifying assets are those that necessarily take a substantial period of time to prepare for their intended use. Capitalisation continues until such time as the assets are substantially ready for their intended use or when they are capable of commercial production.

Borrowing costs are calculated at the Group's average funding cost except to the extent those funds are borrowed specifically for the purpose of obtaining a qualifying asset.

j. Leases

Finance leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the rights to control the asset and risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets acquired in terms of finance leases are capitalised at the lower of fair value and the present value of the minimum lease payments at the inception of the lease and a corresponding liability is raised. Capitalised leased assets are depreciated using the straight-line method over the expected useful lives of the assets. Finance lease obligations net of finance charges, are included in liabilities.

Finance lease payments are allocated between the lease finance cost and the capital repayment using the effective interest rate method. Lease finance costs are charged to operating income.

k. Impairment

The Group assesses all assets during each year to determine whether there is any indication that assets are impaired or if the reversal of a previously recognised impairment is required. If any such indications exist, the recoverable amount of the assets is estimated in order to determine the extent of the impairment or reversal (if any).

The recoverable amount is the higher of fair value less cost to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment is recognised immediately as an expense.

Where an impairment subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment been recognised for the asset in previous periods. A reversal of an impairment is immediately recognised as income unless it related to goodwill where no reversal occurs.

l. Taxation

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly to equity, in which case it is recognised in equity.

(i) *Current tax*

The charge for current tax is based on the results for the year as adjusted for items of permanent difference, non-assessable income or disallowed expenses. It is calculated using tax rates that have been enacted or substantively enacted at the balance sheet date. Over- and under-provisions for the prior year are also adjusted during the current year.

Additional income taxes that arise from the distribution of dividends are recognised at the same time as the dividends are paid.

(ii) *Deferred tax*

Deferred tax is determined using the balance sheet approach in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax base used in the computation of taxable profit. In principle, deferred tax liabilities are recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilised.

The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities using tax rates enacted or substantially enacted at the balance sheet date. The assessment of the recoverability of deferred tax is reviewed annually.

A net deferred tax asset will only be recognised if all the available evidence indicates that it is probable that future taxable profits will be available against which temporary timing differences can be utilised.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same Taxation Authority and the Group intends to settle its current tax assets and liabilities on a net basis.

m. Foreign exchange

(i) *Foreign exchange translation*

The South African Rand is the functional currency of the Group which reflects the economic substance of the underlying events and circumstances. The exchange rate of SA Rand to Euro used in preparing the consolidated financial statements was as follows:

	Weighted average rate	Closing rate
Year ended 31 December 2006	7.84	9.22
Year ended 31 December 2005	7.94	7.48

The weighted average exchange rates have been calculated based on the average of the exchange rates during the relevant year and weighted according to the revenue of the Group's businesses.

(ii) *Transactions and balances*

In preparing the financial statements of the individual entities in the Group, transactions in currencies other than the entity's functional currency are recorded at rates of exchange prevailing on the date of the transactions.

At each balance sheet date, monetary items denominated in foreign currency are retranslated at the rates prevailing on the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currency are retranslated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated. Exchange differences arising on the settlement of monetary items, and on the retranslation of monetary items, are included in profit or loss for the period.

Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in profit and loss for the period except for differences arising on the translation of non-monetary items in respect of which gains and losses are recognised directly in equity for such non-monetary items, any exchange component of that gain or loss is also recognised directly in equity.

(iii) *Overseas subsidiaries*

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Group's foreign operations are expressed in the functional currency of the Group using exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the period where these approximate the rates at date of the transactions. Exchange differences arising, if any, are classified as equity and transferred to the Group's foreign currency translation reserve. Such translation differences are recognised in profit or loss in the period in which the foreign operation is disposed of. Exchange difference arising on the loan to a subsidiary that forms part of the net investment in the subsidiary are recognised in the consolidated financial statements as part of equity and included in the Group's currency translation reserve.

n. Employee benefits

(i) *Pension and post-retirement medical benefits*

The Group operates defined benefit and defined contribution schemes for its employees as well as a post-retirement medical benefit scheme. A closed group of retirees are members of the defined benefit plan.

The obligation to provide contributions to the defined benefit fund is recognised with reference to independent actuarial valuations, using the projected unit credit method. This method determines the present value of the defined benefit obligations. Valuations are performed every three years on a date which coincides with the balance sheet date.

The obligation to provide post-retirement medical aid benefits is recognised with reference to actuarial valuations performed annually.

Actuarial gains or losses in respect of the post-retirement benefits are recognised directly in equity in the period in which the actuarial gains or losses occur.

Past service costs are recognised as an expense on a straight line basis over the average period until the benefits become vested. To the extent that the benefits are already vested, past service costs are immediately recognised.

The net surplus or benefit obligation is the difference between the present value of the projected benefit obligations and the fair value of the pension and post-retirement medical plan assets. Where the fair value of the pension and post-retirement medical plan assets exceeds the present value of the projected benefit obligation, a surplus is recognised only to the extent that it may be distributed to the Corporation.

Contributions made by the Group in respect of defined contribution funds are charged as an expense as they fall due.

(ii) *Medical*

Contributions by the Group in respect of employees are expensed in the period in which the related service is rendered by the employee. Medical aid plans are controlled by non-related administrators.

(iii) *Short- and long-term benefits*

The cost of all short-term employee benefits, such as salaries, bonuses, housing allowances and other contributions are recognised during the period in which the employee renders the related service.

The vesting portion of long-term benefits for leave and retention bonus is recognised and provided for at balance sheet date, based on current salary rates and company contributions.

The Group recognises a liability and an expense for profit-sharing bonus incentives where contractually obliged or where there is a past practice that has created a constructive obligation.

(iv) *Share-based compensation*

Equity-settled share-based payments to employees are measured at fair value of the equity instrument at grant date. Fair value is measured by use of a binomial model. The expected life used in the model has been adjusted, based on management's best estimate, for the effect of non-transferability, exercise restrictions and behavioural considerations. Further details on how the fair value of equity-settled share-based transactions has been determined can be found in note 32.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Corporation's estimate of shares that will eventually vest.

This policy applies to all equity-settled share-based payments that were granted after 7 November 2002 that vested after 1 January 2005. No amount has been recognised in the financial statements in respect of other equity-settled share-based payments.

For cash-settled share-based payments, a liability equal to the portion of services received is recognised at the current fair value determined at each balance sheet date.

(v) *Termination benefits*

Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits when it is demonstrably committed to terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal, or providing termination benefits as a result of an offer made to encourage voluntary redundancy.

o. Intangible assets

(i) *Research and development*

Research costs incurred with the prospect of gaining new scientific or technical knowledge and understanding are recognised as an expense in the period in which they are incurred.

Development costs are generally expensed in the period in which they are incurred. Development costs that relate to an identifiable product or process that is demonstrated to be technically or commercially feasible, which the Group has sufficient resources to bring to market and which is expected to result in future economic benefits, are recognised as assets. Development costs will only be recognised as an asset if the costs can be reliably measured.

Development costs that are included in the cost of development assets include the cost of material, direct labour and an appropriate portion of overheads. Capitalised development expenditure is shown at cost less accumulated depreciation and accumulated impairment losses. Depreciation for development costs is provided for on a straight line basis over the expected economic life of the related development.

If a project is abandoned, during the development stage, the total accumulated expenditure is expensed in the period that it is abandoned.

(ii) *Patents*
Expenditure to register patents and renew patents is written off in the period in which it is incurred.

p. Financial assets and financial liabilities
Financial assets and financial liabilities are recognised on the Group's balance sheet when the Group becomes a party to the contractual provisions of the instrument.

Financial assets are recognised when the Group has rights or other access to economic benefits. Such assets consist of cash, equity instruments, a contractual right to receive cash or another financial asset, or a contractual right to exchange financial instruments with another entity on potentially favourable terms. Financial assets are derecognised when the rights to receive cash flows from the asset have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

Financial liabilities are recognised when there is an obligation to transfer benefits and that obligation is a contractual liability to deliver cash or another financial asset or to exchange financial instruments with another entity on potentially unfavourable terms. Financial liabilities are derecognised when they are extinguished, that is discharged, cancelled or expired.

If a legally enforceable right exists to set off recognised amounts of financial assets and liabilities, which are in determinable monetary amounts and the Group intends to settle on a net basis, the relevant financial assets and liabilities are offset.

Interest costs are charged against income in the year in which they accrue. Premiums or discounts arising from the difference between the net proceeds of financial instruments purchased or issued and the amounts receivable or repayable at maturity are included in the effective interest calculation and taken to net interest payable over the life of the instrument.

Financial assets and liabilities are initially measured at cost. Subsequent to initial recognition these instruments are measured as set out below:

(i) *Trade and other receivables*
Trade and other receivables are stated at gross sales value less discounts, reduced by appropriate allowances for estimated irrecoverable amounts. Foreign debtors are revalued at year-end spot market rates.

(ii) *Investments*
Investments, other than investments in subsidiaries and joint ventures are financial asset investments and are initially recorded at cost (which approximates fair value) plus directly attributable transaction costs. Investments in this category are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date. Available-for-sale investments are measured at each reporting date at fair value and tested for impairment. Unrealised gains or losses are recognised in equity until the security is disposed of or impaired at which time the cumulative gain or loss previously recognised in equity is included in the income statement.

(iii) *Bank borrowings*
Interest-bearing bank loans and overdrafts are recorded at the proceeds received net of direct issue costs. Finance charges are accounted for on an accrual basis and are added to the carrying amount of the instrument to the extent that they are not settled during the period in which they arise.

(iv) *Trade and other payables*
Trade and other payables are stated at gross invoiced value less discounts. Foreign payables are revalued at year-end spot market rates.

(v) *Equity instruments*
Equity instruments issued by the Corporation are recorded at the proceeds received, net of direct issue costs.

(vi) *Cash and cash equivalents*
Cash and cash equivalents comprise cash on hand and demand deposits and other short term highly liquid investments that are readily convertible to a known amount of cash and are subject to an insignificant risk of change in value.

(vii) *Derivative financial instruments*

The Group's activities expose it primarily to the financial risk of changes in foreign exchange rates. The Group uses foreign currency forward contracts to hedge its risks associated with foreign currency fluctuations relating to certain firm commitments and forecasted transactions.

The use of foreign currency forward contracts is governed by the Group's policies approved by the Board of Directors, which provide written principles on the use of forward contracts consistent with the Group's risk management strategy. The Group does not use derivative financial instruments for speculative purposes.

Derivative financial instruments are initially measured at fair value on the contract date, and are re-measured at market-to-market rates at each reporting date. Changes in the fair value of the derivative financial instrument that do not qualify for hedge accounting are recognised immediately in the income statement and are classified within other gains or losses or net finance cost or income depending on the type of risk the derivative relates to.

q. Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of a past event, for which it is probable that an outflow of future economic benefits will occur, and a reliable estimate can be made of the amount of the obligation.

Provisions are measured at the directors' best estimate of the expenditure required to settle the obligation at the balance sheet date and is discounted to present value where the effect is material. Policies relating to specific provisions are detailed below.

(i) *Provisions for repairs and maintenance*

Provisions for repairs and maintenance are recognised for leased assets when the Group has a present legal or constructive obligation as a result of the lease. All other provisions for repairs and maintenance are based on the work which has been completed by service and goods providers at year-end that had not been invoiced by the relevant supplier.

(ii) *Provision for environmental expenditure*

Provision is made for environmental rehabilitation cost where either a legal or constructive obligation is recognised as a result of past events. Measurement of environmental liabilities is based on the current legal requirements and existing technology, taking into account the going concern concept. The carrying amount of liabilities is regularly reviewed and adjusted for appropriate new facts or changes in law or technology.

Cost of ongoing current programmes to prevent and control emissions and to rehabilitate the environment is charged against income as incurred.

(iii) *Provision for onerous contracts*

A provision for onerous contracts is recognised when the expected benefit to be derived by the Group from the contract is lower than the unavoidable cost of meeting the obligation under the contract.

(iv) *Future operating costs or losses*

No provision is made for future operating costs or losses.

r. Dividends

Dividends payable to holders of equity instruments are recognised in the period in which they are authorised and approved by the Board of Directors. These dividends are recorded and disclosed as dividends paid in the statement of changes in equity. Dividends proposed or declared subsequent to the year-end are not recognised at the balance sheet date, but are disclosed in the notes to the financial statements.

s. Discontinued operations

Discontinued operations are material, distinguishable components of an enterprise that have been sold, or are the subject of formal plans for disposal or discontinuance. The profit or loss on the sale of a discontinued operation is determined up to the discontinuance date.

t. Earnings per share

Basic earnings per share represent the profit or loss on ordinary activities after taxation attributable to the equity shareholders of the parent entity, divided by the weighted average number of ordinary shares in issue during the year.

Diluted earnings per share represents the profit or loss on ordinary activities after taxation attributable to the equity shareholders, divided by the weighted average number of ordinary shares in issue during the year, plus the weighted average number of dilutive shares resulting from share options.

	Group 2006 Rm	Group 2005 Rm	Corporation 2006 Rm	Corporation 2005 Rm
2. Revenue				
Sale of goods	6 901	7 155	5 543	5 449
3. Operating profit				
Costs by type	5 471	4 382	4 568	3 534
Raw materials and consumables	2 677	2 297	1 863	1 328
Employment costs	920	816	918	814
Railage and transport	252	172	252	171
Repairs and maintenance	688	666	694	665
Energy costs	597	493	597	493
Depreciation, impairment and change in estimated useful lives of property, plant and equipment (note 10 and note 26.1)	252	232	249	229
Movement in finished goods inventories	85	(294)	(5)	(166)
Operating profit	1 430	2 773	975	1 915
Operating profit is arrived at after taking into account the following items:				
Inventories recognised as an expense during the year	5 343	4 338	4 148	2 922
(Write-back due to better selling prices)/write-down of inventories to net realisable value	(112)	105	(51)	43
Directors' emoluments	12	11	12	11
Consultancy fees	19	11	19	11
Net (profit)/loss on disposal of property, plant and equipment (note 10, 26.1 and 26.6)	(10)	5	(10)	3
Auditors' remuneration:				
Audit fees	3	3	3	2
Other services	2	1	2	*
Research costs	6	1	6	1
Share-based payment costs	8	3	8	3
Net realised gains on foreign currency differences	(2)	(1)	(2)	(1)
**Less than R1 million*				
4. Interest and investment income received				
Interest on cash investments	14	54	5	50
Premium on forward exchange contracts	7	10	7	9
Other investment income	12	6	12	6
Dividends from subsidiary company			800	317
Dividends from Acerinox, S.A.		4		4
Interest and investment income received (note 26.2)	33	74	824	386
5. Interest paid				
Interest paid	103	38	95	41
Less: amounts included in the cost of qualifying assets	14	–	14	–
Interest paid (note 26.3)	89	38	81	41

Borrowing costs included in the cost of qualifying assets during the year arose on the general borrowing pool and are calculated by applying a capitalisation rate of between 3.95% and 9.29% to expenditure on such assets.

6. **Profit on disposals**
Discontinued operation
Ferroveld – 2006

On 31 December 2006 the investment in Ferroveld which was considered non-core and which operated in the ferro-alloy segment was sold. Details of the disposal are outlined below:

	Proceeds Rm
Total proceeds	120
Net asset value disposed of	(29)
Profit on disposal of investment before taxation	91

Investments
Acerinox, S.A. and Columbus Stainless (Proprietary) Limited – 2005

On 7 January 2005 half (3 866 666 shares) of the investment in Acerinox, S.A. was sold. The balance was sold on 13 May 2005 together with the 12% interest in Columbus Stainless (Proprietary) Limited. Details of the disposals are outlined below:

	Shares sold	Selling price per share (€)	Proceeds €m	Proceeds Rm
Acerinox, S.A.:				
Shares sold on 7 January 2005	3 866 666	11.20	43.3	348
Shares sold on 13 May 2005	3 866 666	11.35	43.9	350
Columbus Stainless (Proprietary) Limited	1 770	26 836.16	47.5	378
Total proceeds				1 076
Original cost of investments				(833)
Profit on disposal of investments before taxation				243

Summary of transactions	**Group and Corporation**		
	Profit before taxation Rm	**Taxation Rm**	**Profit after taxation Rm**
2006			
Disposal of investment (note 8.2)	**91**	**(18)**	**73**
2005			
Disposal of investments (note 8.2)	243	(13)	230

	Group		Corporation	
	2006 Rm	2005 Rm	2006 Rm	2005 Rm
7. Taxation				
7.1 Taxation charge				
South African:				
Normal				
Current	212	505	212	505
Prior year overprovision	(5)	(9)	(5)	(9)
Deferred (note 19)				
Current	108	75	108	75
Prior year (overprovision)/underprovision	(7)	1	(7)	1
Change in corporate taxation rate		(3)		(3)
Other				
Secondary tax on companies	93	336	93	336
Non-South African:				
Normal				
Current	27	200		
Prior year overprovision	(24)	(21)		
Other				
Secondary tax on companies	(52)	52		
Taxation charge	352	1 136	401	905
Attributable to:				
Continuing operations	330	1 136	379	905
Discontinued operation	22		22	
	352	1 136	401	905
	%	%	%	%
7.2 Taxation rate reconciliation				
Tax charge for the year expressed as a percentage of profit before taxation:				
Standard rate	29.0	29.0	29.0	29.0
Non-taxable income	(2.3)	(4.4)	(14.3)	(3.8)
Prior year overprovision and secondary tax on companies	2.9	11.7	6.6	13.1
Current year overprovision	–	0.2	–	0.2
Difference in statutory taxation rates	(0.4)	(1.2)	–	–
(Deductible)/non-deductible expenditure	(6.4)	1.3	0.4	–
Profit on disposal of investments		(2.3)		(2.8)
Assessed loss previously not recognised	–	0.9	–	–
Entities exempt from taxation	–	1.6	–	–
Other	1.2	0.4	0.5	0.5
Net charge in the income statement – effective rate	24.0	37.2	22.2	36.2

The Group has tax losses, with no expiry date, of approximately R59 million (2005: R24 million) available to be offset against future taxable income. A deferred tax asset has not been raised as the recoverability thereof is uncertain.

	Group			
	2006		2005	
	Basic	Basic diluted	Basic	Basic diluted
8. Earnings per share				
8.1 Basic earnings per share				
Earnings from continuing operations – Rm	**1 028**	**1 028**	1 916	1 916
Earnings from discontinued operations – Rm	**85**	**85**		
Weighted average number of ordinary shares in issue	**99 146 153**	**99 148 153**	98 961 925	98 968 925
Earnings per share from continuing operations (cents)	**1 035.9**	**1 035.8**	1 936.2	1 916.7
Earnings per share from discontinued operations (cents)	**86.7**	**86.7**		
Total basic earnings per share (cents)	**1 122.6**	**1 122.5**	1 936.2	1 916.7
	Basic	Headline diluted	Basic	Headline diluted
8.2 Headline earnings per share				
Earnings from continuing operations – Rm	**1 029**	**1 029**	1 722	1 722
Earnings from discontinued operations – Rm	**12**	**12**		
Weighted average number of ordinary shares in issue	**99 146 153**	**99 148 153**	98 961 925	98 968 925
Earnings per share from continuing operations (cents)	**1 036.8**	**1 036.8**	1 739.8	1 721.9
Earnings per share from discontinued operations (cents)	**12.2**	**12.2**		
Total headline earnings per share (cents)	**1 049.0**	**1 049.0**	1 739.8	1 721.9

	Group	
	2006 Rm	2005 Rm
The reconciliation of headline earnings is as follows:		
Profit attributable to Highveld shareholders	**1 113**	1 916
Add/(deduct) after tax effect of:		
Profit on disposal of investment in Ferroveld (note 6)	**(73)**	
Impairment losses recognised	**11**	–
Net (profit)/loss on disposal and scrapping of property, plant and equipment (note 10)	**(10)**	36
Profit on disposal of investments in Acerinox, S.A. and Columbus Stainless (Proprietary) Limited (note 6)		(230)
Headline earnings	**1 041**	1 722
Determination of weighted average number of shares for calculating diluted earnings per share		
Issued share capital as at 31 December	**99 146 153**	98 961 925
Potential dilutive effect of exercisable share options	**2 000**	7 000
Weighted average number of ordinary shares in issue used in calculating diluted earnings per share	**99 148 153**	98 968 925

9. Distributions to shareholders

Dividends – paid

	Per Share		Group and Corporation	
	2006 cents	2005 cents	2006 Rm	2005 Rm
Final No. 64 (2005: No. 59)	**400**	320	**397**	316
Interim No. 65 (2004: No. 61)	**250**	1 050	**247**	1 041
Special No. 60 and 62		950		941
Second interim No. 63		430		426
Total dividends paid	**650**	2 750	**644**	2 724

The directors propose that an ordinary dividend of 350 cents per share in respect of 2006 and a special dividend of 100 cents per share be paid to shareholders on or about 12 March 2007.

	Corporation 2006 Rm	Corporation 2005 Rm
11. Interest in subsidiary and joint ventures		
11.1 Interest in subsidiary		
Directors' valuation of unlisted shares	1	1
Unsecured loans to subsidiary	*	*
	1	1
Details of holdings in individual investments are set out on page 80.		
**Less than R1 million*		
11.2 Investment in joint ventures		
The Corporation holds a 50% share (2005: 50%) in South Africa Japan Vanadium (Proprietary) Limited, a company that converts vanadium pentoxide into ferrovanadium. In 2005 and up to 31 December 2006, the Corporation held a 50% interest in Ferroveld, a paste manufacturer.		
Investment at cost less impairment losses recognised*	–	15
Unsecured loan to joint venture less impairment losses recognised*	9	15
	9	30
Loan due by/(due to) joint venture	8	(76)
Details of holdings in individual investments are set out on page 80.		
The following are summarised financial statements for the Corporation's share in the joint venture for the year under review.		
Income statements		
Revenue	344	432
Loss before taxation	(22)	(2)
Balance sheets		
Assets		
Property, plant and equipment	25	45
Current assets	69	204
	94	249
Equity and liabilities		
Investment in unlisted shares (at cost)	15	15
Retained (deficit)/profit	(36)	13
Group's interest	(21)	28
Long-term loans and provisions	15	16
Current liabilities	100	205
	94	249
Cash flow statements		
Cash (outflow)/inflow from operating activities	(49)	44
Cash (outflow) from investing activities	(3)	(3)
Net cash (outflow)/inflow	(52)	41
**Due to the losses incurred by South Africa Japan Vanadium (Proprietary) Limited the investment and a portion of the unsecured loan has been impaired.*		
11.3 Total interest in subsidiary and joint ventures		
Unlisted shares at cost (note 11.1)	1	1
Investment at cost less impairment (note 11.2)	–	15
Unsecured loans to subsidiary and joint ventures (notes 11.1 and 11.2)	9	15
Total interest in subsidiary and joint ventures	10	31

	Group		Corporation	
	2006 Rm	2005 Rm	2006 Rm	2005 Rm
12. Available for sale investments				
– Acerinox, S.A.				
Value of shares received from disposal of Columbus Joint Venture		533		533
Fair value surplus transferred to equity (note 18.2)		166		166
Fair value re-classified to income on disposal (note 18.2)		(166)		(166)
Original cost of investment disposed		(533)		(533)
Remaining Acerinox, S.A. shares available-for-sale		–		–
– Columbus Stainless (Proprietary) Limited				
Value of shares received from disposal of Columbus Joint Venture		300		300
Original cost of investment disposed		(300)		(300)
Remaining Columbus Stainless (Proprietary) Limited shares available-for-sale		–		–
– VRB Power Systems Inc.				
Investment at cost	1	1		
Fair value surplus transferred to equity (note 18.2)	2	3		
Fair value at end of year	3	4		
– Preference shares: Ned Investment Trust				
Reclassified from investment held-to-maturity	–	50	–	50
Investment in preference shares	100	50	100	50
Fair value at end of year	100	100	100	100
Total available-for-sale investments				
VRB Power Systems Inc.	3	4	–	–
Ned Investment Trust	100	100	100	100
	103	104	100	100

Refer to note 6 for further details on the disposal of Acerinox, S.A. and Columbus Stainless (Proprietary) Limited.

The available-for-sale investments are carried at market value. The fair value of the investment in VRB Power Systems Inc. is determined by reference to the Toronto Stock Exchange quoted bid prices on 31 December and converted to Rands at the closing spot Euro/Rand and Canadian Dollar/Euro exchange rates. Available-for-sale investments which are expected to be realised in the next twelve months are classified as current assets.

The investment in preference shares consists of a R100 million investment where preference dividends are calculated at 58% of the prime overdraft rate. Preference dividends accrued to 31 December 2006 amounted to R2.033 million (2005: R1.829 million).

The preference shares do not have a fixed maturity date and have been classified as available-for-sale. The only prevailing condition is that a notice period of 90 days is required before the shares may be sold.

	Group		Corporation	
	2006 Rm	2005 Rm	2006 Rm	2005 Rm
13. Inventories				
Finished goods	489	574	436	431
Work-in-progress	42	160	42	160
Raw materials	157	121	88	92
Consumable stores	121	115	121	115
Inventories	809	970	687	798
Inventories carried at fair value less costs to sell	54	353	–	223
14. Trade and other receivables				
Trade receivables	949	618	812	498
Other receivables	175	31	175	31
Trade and other receivables	1 124	649	987	529

Trade receivables are made up of amounts due for the sale of goods for which the credit period granted ranges between 30 and 60 days.

The Group and Corporation utilise forward contracts to eliminate or reduce the exchange risk exposure to accounts receivable denominated in foreign currencies. The Group is party to a variety of foreign currency forward contracts in the management of its foreign exchange rate exposures. The instruments purchased are primarily amounts denominated in the functional currency of the Group. The fair value of these forward cover contracts has been included under trade and other payables. The directors consider that the carrying amounts of trade and other receivables approximate their fair value.

	Group		Corporation	
	2006 Rm	2005 Rm	2006 Rm	2005 Rm
20. Long-term borrowings				
Secured capitalised finance leases (note 10)	37	115	37	115
Less: amounts payable within twelve months included in short-term loans (note 21)	14	79	14	79
Long-term borrowings (note 16.2)	23	36	23	36

Details of the periods when payments are due under finance leases are as follows:

	Lease payments		Present value of minimum lease payments	
	2006 Rm	2005 Rm	2006 Rm	2005 Rm
Group and Corporation				
Amounts payable under finance leases:				
Within one year	17	87	14	79
In the second to fifth years inclusive	23	37	20	31
Thereafter	4	6	3	5
	44	130	37	115
Less: future finance charges	7	15		
Present value of lease obligation	37	115	37	115
Less: amounts due for settlement within 12 months shown under current liabilities	14	79	14	79
Amount due for settlement after 12 months	23	36	23	36

The terms of the leases are between two and 10 years (2005: three and 11 years) and bear interest at rates ranging from 8.04% to 9.66% (2005: 5.53% to 11.48%) per annum.

All leases are on a fixed repayment basis and no arrangements have been entered into for contingent rental payments.

The obligations under finance leases are secured by the lessor's charge over the leased assets (note 10).

The directors may, in terms of the articles of association, borrow from time to time such sums for the needs of the Group as they may deem fit.

	Group		Corporation	
	2006 Rm	2005 Rm	2006 Rm	2006 Rm
21. Short-term loans				
Call borrowings	928	497	913	497
Short-term portion of secured capitalised finance leases (note 20)	14	79	14	79
Trade finance	–	49	–	49
Interest accrued on secured capitalised finance leases	–	1	–	1
Total short-term loans (note 16.1)	942	626	927	626

Call borrowings which are unsecured bear interest at a floating rate of between 9.10% and 9.50% (2005: between 7.05% and 7.25%). These borrowings will be settled from surplus cash generated.

The terms and conditions of the secured capitalised finance leases are reflected in note 20.

Trade finance arrangements are unsecured and bear no interest.

22. Related party transactions

Related party transactions with fellow subsidiaries and associates of the Group are concluded on an arm's length basis. Details of material related party transactions entered into during the year are summarised below:

	Group			
	Interest received Rm	Sales Rm	Purchases Rm	Net amount (owed by)/ owed to as at 31 Dec 2006 Rm
Anglo American plc (ultimate holding company)				*
Anglo American Corporation of South Africa Limited (holding company)	3			–
Anglo Coal Bank Colliery, a division of Anglo Operations Limited (fellow subsidiary)			53	2
Ferroveld Joint Venture (joint venture)			29	**
Samancor Limited (fellow subsidiary)			57	3
Scaw Metals, a division of Anglo Operations Limited (fellow subsidiary)		35	5	(3)
South African Coal Estates, a division of Anglo Operations Limited (fellow subsidiary)			132	9
South Africa Japan Vanadium (Proprietary) Limited (joint venture)		376		(25)
Vametco Minerals Corporation		221		(19)

* *Nil due to rounding*

** *Interest in Ferroveld disposed at 31 December 2006*

	Group			
	Interest received Rm	Sales Rm	Purchases Rm	Net amount (owed by)/ owed to as at 31 Dec 2005 Rm
Anglo American plc (ultimate holding company)	4			–
Anglo American Corporation of South Africa Limited (holding company)	26			–
Anglo Coal Bank Colliery, a division of Anglo Operations Limited (fellow subsidiary)			41	(13)
Ferroveld Joint Venture (joint venture)			18	(3)
Kumba Resources Limited (fellow subsidiary)			2	(1)
Samancor Limited (fellow subsidiary)			50	(5)
Scaw Metals, a division of Anglo Operations Limited (fellow subsidiary)		56	6	4
South African Coal Estates, a division of Anglo Operations Limited (fellow subsidiary)			135	(24)
South Africa Japan Vanadium (Proprietary) Limited (joint venture)		1 057		69

Net amounts (owed by)/owed to as at 31 December are arrived at through normal trade activities.

Balances (owed by)/owed to bear no interest and are unsecured and the payment terms for purchases are 30 days from date of statement. Payment terms for sales made to Scaw Metals are also 30 days from date of statement, but sales made to South Africa Japan Vanadium (Proprietary) Limited are 15 days from date of statement.

Details of transactions with directors appear in the Directors' Report. Interest in subsidiaries and details of the ultimate holding company are disclosed on page 80.

	Group		Corporation	
	2006 Rm	2005 Rm	2006 Rm	2005 Rm
26. Notes to the cash flow statements				
26.1 Cash generated by operations				
Profit before interest, investment income and taxation	1 521	3 016	1 066	2 158
Adjustment for:				
Depreciation, impairment and change in estimated useful lives of property, plant and equipment (note 3)	252	232	249	229
Net (profit)/loss before tax on disposal and scrapping of property, plant and equipment (note 3)	(10)	5	(10)	3
Increase in long-term environmental rehabilitation provision	69	55	69	55
Transfer to post-retirement medical benefits provision (note 28)	5	3	5	3
Profit on disposal of investments (note 6)		(243)		(243)
Profit on disposal of discontinued operations (note 6)	(91)	–	(91)	–
Increase in equity-settled share-based payment reserve	4	3	4	3
Consolidation of Environmental Trust Fund		(3)		–
Impairment of investment in joint venture			21	–
Currency translation difference	5	(38)	–	–
	1 755	3 030	1 313	2 208
Decrease/(increase) in inventories	156	(433)	106	(307)
Increase in trade and other receivables	(488)	(63)	(471)	(11)
Receivable for disposal of Ferroveld (note 26.7)	120	–	120	–
Receivable for dividend from Ferroveld (note 26.2)	7	–	7	–
(Decrease)/increase in payables and provisions	(6)	138	84	(39)
Annuity purchased for pensioners (note 28)	(6)	(4)	(6)	(4)
	1 538	2 668	1 153	1 847
26.2 Interest and investment income received				
Interest and investment income received (note 4)	33	74	824	386
Non-cash adjustments:				
Ferroveld dividend not yet received (note 26.1)	(7)	–	(7)	–
	26	74	817	386
26.3 Interest paid				
Interest paid (note 5)	(89)	(38)	(81)	(41)
Non-cash adjustments:				
Interest capitalised on qualifying assets (note 26.5)	(14)	–	(14)	–
Interest on taxation from exit taxation on Hochvanadium Holding AG (note 26.4)	14	–	6	–
Interest on short-term environmental rehabilitation provision	4	–	4	–
Interest on post-retirement medical benefits provision (note 28)	7	4	7	4
	(78)	(34)	(78)	(37)
26.4 Taxation paid				
Amounts unpaid at beginning of year	(600)	(197)	(353)	(175)
Income statement charge (excluding deferred taxation)	(251)	(1 063)	(300)	(832)
Interest on taxation from exit taxation on Hochvanadium Holding AG (note 26.3)	(14)	–	(6)	–
Currency translation reserve on taxation	(41)	5	–	–
Amounts unpaid at end of year	269	600	22	353
	(637)	(655)	(637)	(654)

	Group 2006 Rm	Group 2005 Rm	Corporation 2006 Rm	Corporation 2005 Rm
26. Notes to the cash flow statements (continued)				
26.5 Replacement of property, plant and equipment				
Additions (note 10)	**(818)**	(624)	**(818)**	(624)
Non-cash adjustments:				
Interest capitalised on qualifying assets (note 26.3)	**14**	–	**14**	–
Recognition of Afrox finance lease	**2**	–	**2**	–
Recognition of decommissioning cost of Mapochs plant for rehabilitation	**16**	–	**16**	–
	(786)	(624)	**(786)**	(624)
26.6 Proceeds from disposal of property, plant and equipment				
Book value of property, plant and equipment disposed of	**2**	15	**2**	13
Net profit/(loss) before taxation on disposal of property, plant and equipment (note 3)	**10**	(5)	**10**	(3)
	12	10	**12**	10

	Group and Corporation 2006 Rm
26.7 Proceeds on disposal of discontinued operation	
Non-current assets	
Property, plant and equipment	**20**
Current assets	
Inventories	**5**
Trade and other receivables	**13**
Non-current liabilities	
Post-retirement medical benefits provision (note 28)	**(1)**
Current liabilities	
Trade and other payables	**(8)**
Net assets disposed of	**29**
Gain recognised on disposal	**91**
Receivable for disposal of Ferroveld (note 26.1)	**120**

	Group 2006 Rm	Group 2005 Rm	Corporation 2006 Rm	Corporation 2005 Rm
26.8 Reconciliation of movement in net borrowings				
Net cash generated by operating activities	**849**	2 053	**1 255**	1 542
Net cash (used in)/generated by investing activities	**(774)**	412	**(774)**	412
Effects of exchange rate changes on cash held in foreign currencies	**117**	–		
Dividends paid	**(644)**	(2 724)	**(644)**	(2 724)
Proceeds from issues of equity shares	*	15	*	15
Net cash outflow	**(452)**	(244)	**(163)**	(755)
(Net borrowings)/net cash and cash equivalents at beginning of year	**(98)**	146	**(639)**	116
Net borrowings at end of year (note 16.5)	**(550)**	(98)	**(802)**	(639)

** Less than R1 million*

28. Employee benefit obligations

Retirement benefits

The Group provides retirement benefits for its employees. The schemes available are defined benefit funds and defined contribution funds. Members pay a contribution of between 6% and 7.5% (2005: 7.5%) of pensionable salary, with the employer's contribution of between 14% and 14.9% (2005: 14% and 14.9%) of pensionable salary being expensed as incurred.

All retirement and pension funds are governed by the South African Pension Funds Act of 1956.

Defined benefit pension fund

Ten employees (2005: eleven) belong to the Highveld Staff Pension Fund. Under this scheme the employees are entitled to retirement benefits of between 2% and 2.1% of final salary for each year of service on attainment of normal retirement age. The pension fund was last valued during 2003 and the next date of valuation was 1 January 2006. As the surplus apportionment of the fund was in progress at that stage, the fund was granted an extension. The surplus apportionment has now been completed and a valuation will be conducted in the next six months.

Multi-employer defined contribution and benefit funds

2 883 employees (2005: 2 918), excluding joint ventures' complement, are members of various multi-employer defined contribution funds as well as defined benefit funds which are controlled by different administrators. There is no commitment by the Group, formal or otherwise, to meet unfunded benefits for these funds. The Group contributed R15.923 million (2005: R15.084 million) to these funds.

Medical benefits

The provision relates to active members who have the right to post-retirement medical benefits. The benefits differ depending on the employee's employment date and entitlement to these benefits is dependent upon the employee remaining in service until retirement age and is subject to periodic review. New engagements after 31 December 2001 do not enjoy any post-retirement medical aid benefits. However, engagements prior to 31 December 2001 who were not members of a medical aid fund on that date will also qualify for post retirement medical aid when they join a medical aid fund. The Group recognises the estimated aggregate liabilities on an actuarial basis over the working lives of eligible employees. The accumulated post-retirement medical aid obligation and the annual cost of those benefits are determined annually by independent actuaries. When qualifying employees retire annuities are purchased in their names releasing the Group of all future liabilities. Annuities of R6 million were acquired in 2006 (2005: R4 million) for qualifying employees proceeding on retirement.

	Group and Corporation	
	2006 Rm	**2005 Rm**
Present value of unfunded obligations and liability in balance sheet at end of year (note 25)	**104**	89
The amounts recognised in the income statement during the year are as follows:		
Service cost (note 26.1)	**5**	3
Interest cost (note 26.3)	**7**	4
Total included in employment costs	**12**	7
The amount recognised directly in equity:		
Actuarial loss (note 27)	**10**	31
Deferred tax (note 19)	**(3)**	(9)
Net amount recognised in equity	**7**	22
Movements in the liability recognised in the balance sheet are as follows:		
Present value of unfunded obligations and liability in balance sheet at beginning of year	**89**	55
Service cost (note 26.1)	**5**	3
Interest cost (note 26.3)	**7**	4
Actuarial loss (note 27)	**10**	31
Disposal of Ferroveld Joint Venture (note 26.7)	**(1)**	–
Utilised to buy annuities for pensioners (note 26.1)	**(6)**	(4)
Present value of unfunded obligations and liability in balance sheet at end of year	**104**	89
Principal actuarial assumptions at the balance sheet date (expressed as weighted averages):		
Discount rate at 31 December (%)	**8.60**	7.75
Health care cost inflation (%)	**6.50**	5.25

Assumed healthcare cost trend rates have a significant effect on the amounts recognised in profit and loss. A 1% change in the assumed healthcare cost trend rates, without a corresponding change in the discount rate applied would have the following effects:

	1% increase	1% decrease
Effect on the sum of service cost and interest cost	3	(2)
Effect on defined benefit obligation	22	(18)

28. Employee benefit obligations (continued)

The history of experience adjustments is as follows:

	2006 Rm	2005 Rm	2004 Rm
Present value of defined benefit obligation	**104**	89	55
Experience adjustment on plan liabilities	**(2)**	(10)	1

In accordance with the transitional provisions for the amendments to IAS19 *Employee Benefits* in December 2004, the disclosures above are determined prospectively from the 2004 reporting period.

The Group expects to contribute approximately R0.3million to its defined benefit pension plan and R5 million to its post retirement medical plan in 2007.

29. Environmental Trust investments

An environmental trust fund has been established for Mapochs and De Hoop mines. It is registered with the Master of the High Court. The capital contribution for the year to the trust amounted to R Nil (2005: R Nil).

Details of investments are as follows:

	Group		
	Cost Rm	Fair value adjustment Rm	Closing balance at 31 December Rm
2006			
6 300 Old Mutual shares	*	*	*
Endowment policy with Old Mutual **	2	1	3
Total investments	**2**	**1**	**3**
2005			
6 300 Old Mutual shares	*	*	*
Endowment policy with Old Mutual **	2	1	3
Total investments	2	1	3

* *Less than R1 million*

** *Contributions to the endowment policy commenced on 1 March 1996, the maturity date is 1 March 2017 with a guaranteed maturity benefit of R3.158 million*

30. Business segments

The Group is organised nto three operating segments, giving the basis on which primary segment information is reported.

The segments are:

Steel segment produces vanadium slag, billets, slabs, hot-rolled profiles and flat products.

Vanadium segment produces vanadium pentoxide, ferrovanadium and vanadium chemicals.

Ferro-alloys segment produces manganese alloys, ferrosilicon, electrode paste and char.

Transfers between segments are accounted for at prices determined with reference to market prices charged to unaffiliated customers and are eliminated on consolidation. The inter-segmental transactions are not material and are therefore not disclosed separately.

Financial information pertaining to business segments is as follows:

Continuing operations

	Steel		Vanadium*		Ferro-alloy		Group	
	2006 Rm	2005 Rm	**2006 Rm**	2005 Rm	**2006 Rm**	2005 Rm	**2006 Rm**	2005 Rm
Revenue	**3 445**	2 846	**2 468**	3 624	**919**	685	**6 832**	7 155
Operating profit	**630**	552	**838**	2 194	**(54)**	27	**1 414**	2 773
Property, plant and equipment	**1 517**	1 027	**366**	331	**232**	213	**2 115**	1 571
Current assets excluding cash and investments	**1 078**	733	**468**	547	**387**	339	**1 933**	1 619
Capital expenditure including non-cash items (note 10)	**674**	362	**109**	118	**31**	144	**814**	624
Net cash inflow/(outflow)	**296**	(488)	**(596)**	680	**(158)**	(436)	**(458)**	(244)
Non-cashflow items:							**–**	
Depreciation	**147**	142	**53**	54	**37**	36	**237**	232
Impairment loss	**9**	–	**–**	–	**6**	–	**15**	–
Net profit/(loss) on disposal of property, plant and equipment	**10**	(5)	**–**	–	**–**	–	**10**	(5)

** Hochvanadium Holding AG and South Africa Japan Vanadium (Proprietary) Limited are included in the Vanadium segment.*

Trade and other payables cannot be accurately split for segmental purposes

	Steel		Vanadium*		Ferro-alloy		Group	
	2006 Rm	2005 Rm	**2006 Rm**	2005 Rm	**2006 Rm**	2005 Rm	**2006 Rm**	2005 Rm
Discontinued operations								
Revenue					**69**		**69**	
Operating profit					**16**		**16**	
Property, plant and equipment							**–**	
Current assets excluding cash and investments							**–**	
Capital expenditure (note 10)					**4**		**4**	
Net cash (outflow)/inflow					**6**		**6**	

30. Business segments (continued)

Financial information pertaining to geographical segments is as follows:

Continuing operations

	Africa		North America		Europe		Australasia		Group	
	2006 Rm	2005 Rm	**2006 Rm**	2005 Rm	**2006 Rm**	2005 Rm	**2006 Rm**	2005 Rm	**2006 Rm**	2005 Rm
Revenue by location of customer	**3 383**	2 945	**925**	477	**2 054**	2 813	**470**	920	**6 832**	7 155
Revenue by source of assets	**5 459**	5 252			**1 373**	1 903			**6 832**	7 155
Profit before interest and taxation by source of assets	**955**	2 150			**459**	866			**1 414**	3 016
Non-cashflow items:										
Depreciation	**237**	232							**237**	232
Impairment loss	**15**								**15**	
Discontinued operations										
Revenue by location of customer	**48**		**2**		**5**		**14**		**69**	
Revenue by source of assets	**69**								**69**	
Profit before interest and taxation by source of assets	**16**								**16**	

Profit before interest and taxation equals segment revenue less segment expenses. Segment expenses represent direct or reasonably allocable expenses on a segmental basis.

Assets and liabilities include directly and reasonably allocable assets and liabilities. Given the concentration of assets and liabilities in South Africa, it is not meaningful to allocate such elements on a geographical basis.

31. Financial instruments

The Group financial instruments consist of trade and other receivables, investments, bank borrowings, trade and other payables, equity instruments and derivative financial instruments. Derivative instruments are forward exchange contracts used by the Group for hedging purposes. The Group does not speculate in the trading of such instruments.

31.1 Foreign currency risk management

The Group undertakes certain transactions denominated in foreign currencies, hence exposures to exchange rate fluctuations arise. Exchange rate exposures are managed within approved policy parameters utilising forward exchange contracts.

Trade import and export exposures are hedged using forward exchange contracts.

Material forward exchange contracts relating to specific balance sheet items at 31 December are summarised below:

	Foreign amount US$m	Contract value Rm	Fair value net gain Rm
2006			
Exports	**37**	**260**	**4**
Imports	**16**	**113**	**–**
2005			
Exports	22	138	1
Imports	4	25	–

31.2 Interest rate risk management

The Group is exposed to interest rate risk as it borrows funds at floating interest rates. Details of the interest rate profile for borrowings are disclosed in notes 20 and 21.

31.3 Maturity profile of financial instruments

	Group				
	0 - 12 months Rm	1 - 2 years Rm	3 - 5 years Rm	>5 years Rm	Total Rm
2006					
Assets					
Available-for-sale investments	**100**	**3**	**–**	**–**	**103**
Environmental Trust investments	**–**	**–**	**–**	**3**	**3**
Trade and other receivables	**1 113**	**2**	**3**	**6**	**1 124**
Loan to joint venture	**4**	**–**	**–**	**–**	**4**
Cash and cash equivalents	**411**	**–**	**–**	**–**	**411**
Liabilities					
Interest-bearing borrowings	**942**	**15**	**5**	**3**	**965**
Trade and other payables	**729**	**–**	**–**	**–**	**729**
2005					
Assets					
Available-for-sale investments	100	–	4	–	104
Environmental Trust investments	–	–	–	3	3
Trade and other receivables	636	2	4	7	649
Cash and cash equivalents	602	–	–	–	602
Liabilities					
Interest-bearing borrowings	626	28	5	3	662
Loan from joint venture	38	–	–	–	38
Trade and other payables	708	–	–	–	708

31.4 Credit risk management

Credit risk relates to potential exposure on cash and cash equivalents, investments and trade receivables. The Group limits its exposure arising from money market and derivative instruments by only dealing with well-established financial institutions of high credit standing. The Group exposure and the credit ratings of its counterparties are continuously monitored and the aggregate value of transactions is spread amongst approved counterparties. The credit risk on liquid funds is limited because the counterparties are Anglo American plc and banks with high credit ratings assigned by international credit rating agencies.

Trade and other receivables consist of a large number of customers, spread across diverse industries and geographical areas. Ongoing credit evaluation is performed on the financial position of customers and letters of credit or credit guarantee cover is purchased in most cases.

31.5 Liquidity risk management

The Group manages liquidity risk by maintaining adequate banking facilities and reserve borrowing facilities by continuously monitoring forecast and actual cash flows.

31.6 Fair value of financial assets and liabilities

All financial instruments are carried at fair value or amounts that approximate fair value.

The carrying amounts for investments, cash, cash equivalents, as well as the current portion of receivables, payables and interest-bearing borrowings, approximate fair value due to the short-term nature of these instruments.

The fair values have been determined using available market information and appropriate valuation methodologies.

32. Equity compensation benefits

During the year the Corporation had four share-based payment arrangements with employees.

The Employee Share Option Scheme ("ESOS") is an equity-settled scheme. In accordance with the provisions of the scheme, as approved by the shareholders at a previous Annual General Meeting, the Corporation's Remuneration Committee may select any employee to participate in the scheme.

Each employee's share option converts into one ordinary share of the Corporation on being exercised. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to expiry date. Options are issued at a strike price as detailed below.

The fair values of the options granted under the ESOS were calculated using a binomial model. The assumptions used in these calculations are set out below:

2006

Date of grant	24 June 2004
Number of instruments	75 000
Share price at date of grant (R)	18.00*
Vesting conditions (number of years continuous employment)	3
Expected volatility (%)	35.16
Dividend yield (%)	8.00
Risk-free interest rate (%)	9.46
Employee attrition (% pa)	–
Fair value per option awarded (R)	4.76

**Subsequent to the date of grant the price has been reduced by 950 cents as a result of the sale of certain assets refunded to shareholders as special dividends*

No valuation in respect of the ESOS was performed during 2005.

The Long Term Incentive Plan Scheme ("LTIPS"), the Share Appreciation Right Scheme ("SARS") and the Deferred Bonus Plan ("DBP") are cash-settled share-based payment schemes. In accordance with the provisions of these plans, as approved by the shareholders at a previous Annual General Meeting, the Corporation's Remuneration Committee may select any employee who is not within 12 months of retirement date to participate in the scheme.

The number of options granted to eligible employees is at the discretion of the Corporation's Remuneration Committee, but the market value of grants to an employee may not exceed two times the base pay of the employee during a financial year.

The fair values of the liabilities arising from these schemes were calculated using a binomial model. The assumptions used in these calculations are set out below:

2006

Arrangement	LTIPS	SARS	DBP	LTIPS	SARS	DBP
Date of grant	01/02/06	01/02/06	01/02/06	01/02/06*	01/02/06*	01/02/06*
Number of instruments	44 905	383 496	11 783	72 597	156 814	17 965
Share price at date of grant (R)	96.26	96.26	96.26	56.53	56.53	56.53
Vesting conditions (number of years continuous employment)	3	3	3	3	3	3
Expected volatility (%)	38.87	38.87	38.87	38.84	38.84	38.84
Dividend yield (%)	7.70	7.82	7.70	8.83	8.31	8.83
Risk free interest rate (%)	8.24	7.57	8.24	8.16	7.55	8.16
Employee attrition (% pa)	2	2	2	2	2	2
Fair value per option awarded (R)	20.35	4.54	59.89	35.12	8.15	61.89

** These instruments were approved during 2005 but not awarded as a result of restrictions imposed during a closed period. These instruments were included in the valuation for the first time during 2006 following a written undertaking by the Corporation to grant these awards once trading restrictions have been lifted or in the event of a change in control be settled in cash.*

32. Equity compensation benefits (continued)

2005

Arrangement	SARS	LTIP
Date of grant	26/10/05	26/10/05
Number of instruments	436 598	10 775
Share price at date of grant (R)	56.53	56.53
Vesting conditions (number of years continuous employment)	3	3
Expected volatility (%)	31.62	31.62
Dividend yield (%)	8.11	9.24
Risk free interest rate (%)	7.65	7.71
Employee attrition (% pa)	2	2
Fair value per option awarded (R)	0.49	36.33

The expected volatility is based on historic volatility of the Corporation's share price over the last three years.

32.1 Share Option Scheme

A reconciliation of the option movements of the Share Option Scheme is as follows:

	Weighted average grant price R	Balance of options number
Number of shares available for utilisation at 1 January 2005		4 927 630
Add: Increase in share allocation due to an increase in issued shares		29 525
Number of shares available for utilisation at 31 December 2005 (note 17.2)		4 957 155
Add: Increase in share allocation due to an increase in issued shares		250
Number of shares available for utilisation at 31 December 2006 (note 17.2)		4 957 405
Movement in options granted is as follows:		
Number of outstanding options at 1 January 2005	24.18	672 500
Number of options exercised during the year	25.11	(590 500)
Number of outstanding options at 31 December 2005	17.38	82 000
Number of options exercised during the year	12.50	(5 000)
Number of outstanding options at 31 December 2006	17.81	77 000

	Option price R	Number of options granted	Number of options vested	Number of options not vested
Terms of the options at year-end are as follows:				
2006	**10.50**	**2 000**	**2 000**	**–**
	18.00	**75 000**	**–**	**75 000**
		77 000	**2 000**	**75 000**
2005	10.50	2 000	2 000	–
	12.50	5 000	5 000	–
	18.00	75 000	–	75 000
		82 000	7 000	75 000

32. Equity compensation benefits (continued)

32.2 Long Term Incentive Plan Scheme

The vesting of awards is conditional upon the Group's achievement of performance levels established by the Remuneration Committee over a period of three years from the grant date. The performance levels for the scheme are measured in terms of total shareholders return ("TSR"), compared to a peer group of the Group, and return on capital employed ("ROCE"). Of the LTIPS award, 50% is subject to the TSR condition and 50% to the ROCE condition.

A reconciliation of the option movements of the LTIPS are as follows:

	Weighted average grant price R	Balance of options number
Movement in options granted or approved is as follows:		
Number of outstanding options at 1 January 2005		–
Number of options granted or approved during the year	56.53	10 775
Number of outstanding options at 31 December 2005	56.53	10 775
Number of options forfeited during the year	73.61	(4 362)
Number of options granted or approved during the year	71.71	117 502
Number of outstanding options at 31 December 2006	**70.33**	**123 915**

32.3 Share Appreciation Right Scheme

The vesting of awards is conditional upon the Group's achievement of performance levels established by the Remuneration Committee over a period of three years from the grant date. The performance levels for the scheme are measured in terms of the Group's headline earnings per share.

A reconciliation of the option movements of the SARS are as follows:

	Weighted average grant price R	Balance of options number
Movement in options granted or approved is as follows:		
Number of outstanding options at 1 January 2005		–
Number of options granted or approved during the year	56.53	436 598
Number of outstanding options at 31 December 2005	56.53	436 598
Number of options forfeited during the year	75.20	(66 415)
Number of options granted or approved during the year	84.73	540 310
Number of outstanding options at 31 December 2006	**71.90**	**910 493**

32.4 Deferred Bonus Plan

In terms of this scheme, a qualifying employee receives a matching award of shares, equal in market value to the pledged shares, on vesting date. Pledged shares represent the number of shares acquired by the employee with a portion of the after tax component of his annual bonus.

A reconciliation of the option movements of the DBP are as follows:

	Weighted average grant price R	Balance of options number
Number of options granted or approved during the year	72.27	29 748
Number of outstanding options at 31 December 2006	72.27	29 748

Interest in subsidiary, joint ventures and investments

for the years ended 31 December 2006 and 2005

Unlisted subsidiary company		Issued share capital	Percentage holding	Cost of investment R	Loans and current accounts R
Hochvanadium Holding AG	**2006**	**10 000**	**100**	**505 825**	**(35 012)**
	2005	10 000	100	505 825	(35 012)

The loan from Hochvanadium Holding AG is unsecured, interest-free and has no fixed repayment terms. Hochvanadium Holding AG is incorporated in Austria.

Joint ventures		Percentage holding	Cost of investment less impairment R	Loans (to)/ from and current accounts R
Ferroveld**	**2006**	**–**	**–**	**–**
	2005	50	25 000	1 438 441
South Africa Japan Vanadium (Proprietary) Limited	**2006**	**50**	**–**	**18 045 408**
	2005	50	15 000 000	(61 403 759)

Ferroveld, a jointly controlled operation, was sold on 31 December 2006, and South Africa Japan Vanadium (Proprietary) Limited, a South African company is a jointly controlled entity. Joint ventures are proportionately consolidated into the Group.

Other investments		Number of shares held	Percentage holding	Cost of investment less amounts written off R
VRB Power Systems Inc. (Canada)*	**2006**	**892 710**	**0.72**	**1 020 314**
	2005	892 710	0.83	1 020 314

* *Investment held by Hochvanadium Holding AG, Austria*

** *Investment disposed of during 2006, refer to note 6 for further details*

Definitions

Definitions of terms used in the annual financial statements:

Corporation	The Corporation includes the Highveld Steelworks, Rand Carbide division, Transalloys division, Vanchem division and Ferroveld Joint Venture (up to 31 December 2006).
Current assets	Current assets include inventories, trade and other receivables and cash and cash equivalents.
Current liabilities	Current liabilities include trade and other payables, short-term provisions, taxation liabilities and short-term loans.
Current ratio	Current assets divided by current liabilities.
Dividend cover (times) – **based on declared ordinary dividends**	Basic earnings per share (cents) divided by declared ordinary dividends attributable to financial year profits (cents).
– **based on paid ordinary dividends**	Basic earnings per share (cents) divided by paid ordinary dividends during current financial year (cents).
Dividend yield percentage	Declared ordinary dividends per share attributable to financial year profits divided by the market share price at year-end expressed as a percentage.
Earnings yield percentage	Group headline earnings per share divided by the market share price at year-end expressed as a percentage.
EBITDA	Profit before interest, taxation and depreciation.
Exports as percentage of revenue	Gross value of exports divided by gross revenue expressed as a percentage.
Gross revenue per man year	Gross revenue (excluding joint ventures) divided by number of employees at year-end (excluding joint ventures).
Group	The Group consists of the Corporation, South Africa Japan Vanadium (Proprietary) Limited, Hochvanadium Holding AG and the Highveld Steel and Vanadium Corporation Limited Environmental Fund.
IFRS	International Financial Reporting Standards issued by the International Accounting Standards Board.
Interest cover	Profit before interest and taxation divided by interest paid.
Investments	Investments include investments in: Acerinox, S.A., Columbus Stainless (Proprietary) Limited, VRB Power Systems Inc. and preference shares held with Ned Investment Trust.
Net cash and cash equivalents/(net borrowings)	Cash and cash equivalents less short-term loans, loans from subsidiaries and joint ventures and long-term borrowings.
Net cash and cash equivalents/(net borrowings) as percentage of shareholders' equity	Net cash and cash equivalents/(net borrowings) divided by shareholders' equity expressed as a percentage.
Net cash inflow/(outflow)	Net cash inflow/(outflow) represents the sum of cash flows from operating and investing activities.
Net worth (cents/share)	Shareholders' equity divided by the ordinary shares in issue.
Non-current liabilities	Non-current liabilities include deferred taxation and long-term liabilities.
Price: Earnings ratio	Market share price at year-end divided by Group headline earnings per share.
Quick ratio	Current assets less inventories, divided by current liabilities.
Return on Capital Employed ("ROCE")	Profit before interest and taxation divided by the sum of shareholders' equity and non-current liabilities expressed as a percentage.
Shareholders' equity	Shareholders' equity includes issued share capital, share premiums, distributable and non-distributable reserves.
Short-term borrowings as percentage of shareholders' equity	Short-term loans divided by shareholders' equity expressed as a percentage.
Total liabilities as percentage of shareholders' equity	Current liabilities and long-term liabilities divided by shareholders' equity expressed as a percentage.

Shareholders' analysis

as at 31 December 2006

Shareholder spread	Number of shareholders Number	%
Shareholder type		
Public:		
Certificated	701	18.50
Electronic	3 081	81.31
Non-public:		
Certificated	1	0.03
Electronic	6	0.16
Total	3 789	100.00

List of major shareholders having a direct or indirect beneficial interest in 5% or more of the Group's issued shares	Shares	%
Anglo South Africa Capital (Proprietary) Limited (Due to its ability to exercise the voting right of Credit Suisse's holding, the ultimate holding company remains Anglo American plc)	28 967 236	29.2
Evraz Group, S.A.	24 687 876	24.9
Credit Suisse International	24 687 876	24.9

Ordinary share performance on the JSE Limited

for the years ended 31 December

	2006	2005	2004	2003	2002
Market price per share (cents)					
– year-end	**7 799**	8 480	4 800	1 530	1 735
– highest	**9 900**	8 799	5 000	1 800	1 950
– lowest	**6 901**	3 810	1 456	1 200	1 550
Number of ordinary shares in issue ('000)	**99 148**	99 143	98 553	97 914	97 736
Number of deals recorded	**22 779**	24 725	4 127	1 259	1 448
Volume of shares traded on the JSE ('000)	**38 935**	51 766	14 316	6 453	13 569
Volume of shares traded as a percentage of total issued shares (%)	**39.27**	52.21	14.53	6.59	13.88
Earnings yield (%)*	**19.57**	20.52	18.35	0.36	14.89
Dividend yield (%)*	**20.37**	22.17	9.17	1.31	7.78
Price: Earnings ratio*	**5.23**	4.87	5.45	27.80	6.72

**Based on year-end price per share, headline earnings per share and dividends per share attributable to financial year profits declared.*

Notice of Annual General Meeting

Notice is hereby given that the forty-sixth Annual General Meeting of members of Highveld Steel and Vanadium Corporation Limited will be held at the Board Room, Administration Building, Highveld Steel and Vanadium Corporation Limited, Old Pretoria Main Road, Emalahleni, on Wednesday, 9 May 2007 at 10:00 to conduct the following business:

1. To receive and consider the annual financial statements for the financial year ended 31 December 2006. The auditors' opinion is available for inspection at the Corporation's registered address.

2. To appoint Deloitte & Touche as auditors of the Corporation to hold office until the conclusion of the next Annual General Meeting.

3. To elect directors in accordance with the provisions of the Corporation's articles of association. Details of the directors standing for re-election are set out on pages 10 and 11 of this annual report.

4. To consider and, if deemed fit, to pass, with or without modification, the following resolution, the reasons for which are stated in the directors' report, as an ordinary resolution: "That the directors be and they are hereby authorised, subject to the provisions of the JSE Limited Listings Requirements:
   To allot and issue, after providing for the requirements of the Share Option Scheme, all or any portion of the remaining unissued ordinary shares of R1 each and the 1 000 000 unissued variable rate redeemable cumulative preference shares of 1 cent each in the capital of the Corporation at such time or times to such person or persons, company or companies, for such consideration and upon such terms and conditions as the directors may from time to time determine."

5. To consider and, if deemed fit, to pass, with or without modification, the following resolution, the reasons for which are stated in the directors' report, as an ordinary resolution:
   "That the maximum amount to which the directors are empowered to increase the fees payable in terms of article 73 of the articles of association of the Corporation, be increased in the case of each director from R100 000 to R200 000 per annum and in the case of the Chairman the additional sum be increased from R50 000 to R100 000 per annum, or such sums as may be determined in the general meeting."

6. To consider and if deemed fit, to approve, with or without modification, the increase of directors' fees to R140 000 (2006: R100 000) per annum, the decrease of the additional sum payable to the Chairman to R40 000 (2006: R50 000) per annum and the fees payable to members and chairmen of the sub-committees of the Board as follows:

Committee	Member/Chairman	2006	2007
Audit	Member	R27 000	R60 000
	Chairman	R54 000	R80 000
Remuneration	Member	R27 000	R40 000
	Chairman	R30 000	R60 000
Transformation	Member	R5 000*	R20 000
	Chairman	R30 000	R35 000
Nomination	Member	R5 000*	R20 000
Independent	Member	R8 000*	R30 000

** The 2006 fees were paid per meeting attended.*

A member entitled to attend and vote at the meeting may appoint a proxy or proxies to attend, speak and vote in his/her stead. A proxy need not be a member of the Corporation. A **Form of proxy** must be lodged with the share transfer secretaries of the Corporation not less than 48 (forty-eight) hours before the time set for the meeting. Completion of a form of proxy will not preclude a member from attending the meeting.

A form of proxy is included in this report.

Shareholders who have already dematerialised their shares must use the attached **voting instruction form** for the purpose of advising their Central Securities Depository Participant ("CSDP") or broker of their voting instructions. If, however, such shareholders wish to attend the Annual General Meeting in person, they will need to request their CSDP or broker to provide them with the necessary authority in terms of the custody agreement entered into with the CSDP or broker.

By order of the Board

Highveld Steel and Vanadium Corporation Limited
Ms A Diener
Company Secretary

Emalahleni
6 February 2007

Business address
Old Pretoria Main Road, Emalahleni, Mpumalanga

Registered office
Portion 29 of the farm Schoongezicht No. 308 JS, Emalahleni, Mpumalanga

Postal address
P O Box 111, Witbank 1035

Share transfer secretaries
Computershare Investor Services 2004 (Proprietary) Limited, 70 Marshall Street, Johannesburg 2001

Shareholders' diary

Financial year-end	31 December 2006
Financial statements – publication dates:	
- Annual profit announcement and distributions to shareholders	6 February 2007
- Annual financial statements	March 2007
Annual General Meeting	9 May 2007
Interim report	August 2007

Distribution to shareholders

		Financial year 2006
Final	Approved	6 February 2007
	Payable	12 March 2007

		Financial year 2007
Interim	To be approved	August 2007
	Payable	October 2007

Form of proxy

HIGHVELD
STEEL AND VANADIUM CORPORATION LIMITED

Registration number 1960/001900/06
(Incorporated in the Republic of South Africa)
Share code: HVL
ISIN: ZAE 000003422
("the Corporation")

I/We ______________________________ (Name in block letters)

of ______________________________ (Address in block letters)

being (a) member/(s) of Highveld Steel and Vanadium Corporation Limited,

do hereby appoint ______________________________

of ______________________________

or failing him/her ______________________________

of ______________________________

or, failing him/her, the chairman of the meeting as my/our proxy to attend, speak and vote on my/our behalf at the Annual General Meeting of members to be held on Wednesday, 9 May 2007 at 10:00 and at any adjournment thereof, and to vote or abstain from voting as follows on the resolutions to be proposed at such meeting.

Please indicate how you wish your proxy to vote by placing a cross in the box which applies:

	For	Against	Abstain
1. Adoption of annual financial statements			
2. Appointment of auditors			
3. Election of directors			
JW Campbell			
CJ Colebank			
AV Frolov			
BJT Shongwe			
A Sorokin			
4. Placing of unissued shares under the control of the directors			
5. Increase of maxima of directors' and chairman's fees in terms of article 73 of the articles of association			
6. Increase/decrease/amendment of directors' and chairman's fees and fees payable to members and chairmen of sub-committees of the Board			

Date: ______________ Signature: ______________

Please read the notes and instructions overleaf.

Notes to the form of proxy

1. A member entitled to attend and vote at the Annual General Meeting is entitled to appoint a proxy or proxies to attend, speak and vote in his/her stead. A proxy need not be a member of the Corporation.

2. Every person present and entitled to vote at the Annual General Meeting as a member or as a proxy or as a representative of a body corporate shall on a show of hands have one vote only, irrespective of the number of shares such person holds or represents, but in the event of a poll, every ordinary share shall have one vote.

3. Please indicate with an "X" in the appropriate spaces overleaf how you wish your votes to be cast. If you return this form duly signed without any specific directions, the proxy will vote or abstain at his/her discretion.

Instructions on signing and lodging the form of proxy

1. A deletion of any printed matter and the completion of any blank spaces need not be signed or initialled. Any alteration or correction must be initialled by the signatory/ies.

2. The chairman of the meeting shall be entitled to decline to accept the authority of a person signing the proxy form

   (a) under a power of attorney; or
   (b) on behalf of a company;

   unless that person's power of attorney or authority is deposited at the offices of the Corporation's share transfer secretaries not less than 48 (forty-eight) hours before the meeting together with the form of proxy.

3. You may insert the name of any person(s) whom you wish to appoint as your proxy in the blank space(s) provided for that purpose.

4. When there are joint holders of shares, any one holder may sign the form of proxy.

5. The completion and lodging of this form of proxy will not preclude the member who grants this proxy from attending the meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof should such member wish to do so.

6. Completed forms of proxy should be returned to the Corporation's share transfer secretaries, Computershare Investor Services 2004 (Proprietary) Limited, 70 Marshall Street, Johannesburg 2001 (PO Box 61051, Marshalltown 2107), South Africa, so as to reach them not later than 48 (forty-eight) hours before the time set for the holding of the meeting.

Voting instruction form

HIGHVELD
STEEL AND VANADIUM CORPORATION LIMITED

Registration number 1960/001900/06
(Incorporated in the Republic of South Africa)
Share code: HVL
ISIN: ZAE 000003422
("Highveld")

Only for use by shareholders who have dematerialised their Highveld shares

For use in respect of the Annual General Meeting to be held at 10:00 on Wednesday, 9 May 2007, in the Board Room, Administration Building, Highveld Steel and Vanadium Corporation Limited, Old Pretoria Main Road, Emalahleni.

Shareholders who have already dematerialised their shares may use this form to advise their CSDP or broker of their voting instructions on the proposed resolution in the spaces provided below. However, should such shareholders wish to attend the Annual General Meeting in person, they will need to request their CSDP or broker to provide them with the necessary authority in terms of the custody agreement entered into with the CSDP or broker.

I/We ____

being (a) shareholder/(s) of the Corporation who has/have dematerialised my/our shares in Highveld do hereby indicate in the spaces provided below to my/our CSDP/broker my/our voting instructions on the resolutions to be proposed at the Annual General Meeting of Highveld to be held at 10:00 on Wednesday, 9 May 2007.

Voting instruction	For	Against	Abstain
Ordinary resolution No. 1			
Ordinary resolution No. 2			
Ordinary resolution No. 3			
JW Campbell			
CJ Colebank			
AV Frolov			
BJT Shongwe			
A Sorokin			
Ordinary resolution No. 4			
Ordinary resolution No. 5			
Ordinary resolution No. 6			

1. Please indicate in the appropriate spaces above the number of votes to be cast. Each share carries the right to one vote.
2. All the votes need not be exercised nor need all votes be cast in the same way, but the total of the votes cast and in respect of which abstention is directed may not exceed the total of the votes exercisable.
3. Any alteration or correction made to this voting instruction form must be initialled by the signatory.
4. When there are joint holders of shares, any one holder may sign the voting instruction form.
5. Completed voting instruction forms should be forwarded to the CSDP or broker through which the Highveld shares have been dematerialised to reach their offices by not later than 10:00 on 7 May 2007.

Signed at ____________________ on ____________________ 2007

Signature: ____

This voting instruction form is not for use by registered shareholders

BASTION GRAPHICS









www.highveldsteel.co.za

Business address
Old Pretoria Main Road,
Emalahleni, Mpumalanga

Registered office
Portion 29 of the farm
Schoongezicht no. 308 JS,
Emalahleni, Mpumalanga

Postal address
P O Box 111,
Witbank 1035

Share transfer secretaries
Computershare Investor Services
2004 (Proprietary) Limited,
70 Marshall Street,
Johannesburg 2001

Sustainability Report 2006

HIGHVELD
STEEL AND VANADIUM CORPORATION LIMITED



Increasing stakeholder value on a sustainable basis...

HIGHVELD
STEEL AND VANADIUM CORPORATION LIMITED

Living our values:

Looking after equipment and being proud in our workplace

Respecting our clients and their needs

Working together as a focused and dedicated team

Having the courage to shape our future

Registration No. 1960/001900/06
Incorporated in the Republic of South Africa
Certified in accordance with the requirements of DIN EN ISO 9001:2000 and DIN EN ISO 14001:2004 management systems



Passionate about sustainability...

Committed to transparency in Reporting

Report scope [2.11, 2.13, 2.21]

The Highveld Steel and Vanadium Corporation Limited ("Highveld" or "the Corporation") Sustainability Report has been prepared using the guidelines for sustainability reporting developed by the Global Reporting Initiative ("GRI"), version 2002. The recently released GRI G3 guidelines, which include the Global Compact's requirements for communication on progress, will be addressed in future, including an independent party to substantiate the report.

This report covers the sustainability activities of Highveld, for the period 1 January 2006 to 31 December 2006.

The Corporation, which has operations in South Africa, comprises: [2.5]

- Mapochs Mine
- Vanchem
- Steelworks
- Transalloys
- Rand Carbide

No significant changes in the size or structure of the Corporation, or decisions regarding change in location occurred in 2006. [2.14, 3.18] The statistics in this report include employees of South Africa Japan Vanadium (Proprietary) Limited, a joint venture of the Corporation, as well as temporary employees. [2.13] Highveld's 50 per cent interest in Ferroveld was sold at the end of 2006. [2.15]

Additional information [2.22]

The business principles and practices described can be verified by reference to Board minutes and established standards and policies. The report discusses the implementation of these principles and practices including the financial and non-financial measurement indicators used by Highveld to assess its performance. Management has confidence in the accuracy of the present information. The financial information has been verified externally by independent auditors.

Industry supply chains [2.13]

This report does not provide comprehensive information on the entire supply chains of the industries in which the Corporation operates.

Date of previous report [2.12]

The previous report was published for the calendar year ending December 2005.

Comparability [2.16, 2.19]

There have been no significant changes in measurement methods applied to key economic, environmental and social information or re-statements in this report compared with 2005.

GRI index [2.17]

A full GRI index is included on pages 48 – 51.

The colour coding is as follows:

Colour Code	Status
Included in the Sustainability Report	- - - - - > ▬
To be addressed in the future, under the recently released GRI G3 requirements. In G3 these indicators have been deleted or merged with another indicator or a new indicator has been inserted	- - - - - > ▭
Not discussed by Highveld	- - - - - > ▬

Sustainability Report contact person [3.8, 2.10]

The contact person for feedback on this report is Amanda Diener, Company Secretary:
telephone +27 13 690-8631
email sustainability@hiveld.co.za
website www.highveldsteel.co.za

[1.1, 1.2]

Highveld is proud to showcase its endeavours in ensuring sustainability in its business ventures.[2.1] The preparation of this, the second stand-alone Sustainable Development report, has been guided by the very principles that guide the Corporation's approach to business, namely honesty, fairness, accountability, transparency and responsibility.

A sustainable business ensures more than business success – it commits to long-term value creation for all stakeholders.

The first Sustainable Development report – and its twin, the 2005 Annual Report – received the approval of the Johannesburg Securities Exchange. Having met national reporting standards in 2005, Highveld this year set out to meet international standards of sustainability reporting, by complying with the requirements of the Global Reporting Initiative ("GRI").[3.14]

The GRI guidelines are based on the so-called triple bottom-line – economic prosperity, social responsibility and environmental sustainability. Highveld supports this approach, and realises its implications, namely that our success is irrevocably intertwined with that of our stakeholders:[2.9, 3.9]

- **Customers** should know that we strive to operate with long-term commitment and to provide quality products and services, with an increasing value/cost relation.
- For **employees**, we strive to position Highveld as employer of choice; actively promote their safety and health; recognise and reward achievement and performance; provide skills development programmes and access to information to enable people to do a good job, and offer a working environment where the rights of people are respected.
- Our responsibility to **society and the environment** includes being a good and reliable corporate citizen; conducting business with a strictly professional approach, and conducting operations in a manner which preserves the environment for future generations.
- **Shareholders** have the right to a long-term investment return, above the industry average, and a strategic growth plan to increase shareholder value.
- Our commitment to **suppliers and business partners** includes operating within a framework of international best practice, and focusing on increasing the BEE proportion of total spend.

This is the background against which Highveld strives to achieve its strategic objectives of entrenching its position as the leading global vanadium producer and producing steel at a cost that places it in the lower cost quartile of global steel producers. I am convinced that this approach will ensure the sustainability of our operations and wealth creation for all stakeholders.

GG Gomwe
Chairman 6 February 2007

Committed to transparency in reporting

Godfrey Gomwe
Chairman



Focused on creating superior value and benefits, on a sustainable basis across commodity cycles for all stakeholders



Message from the Chief Executive Officer

[11, 12]

The correction in the vanadium price to more realistic levels during 2006, following the sharp spike in 2005, underlined the importance of a long-term sustainable approach to business. This approach is aptly summarised in Highveld's vision, namely to create superior value and benefits, on a sustainable basis, across commodity cycles, for all stakeholders, by developing the Corporation into the world's leading vanadium products producer, co-producing low-cost, niche-market steel products.

This is what Highveld continued doing during 2006, guided by sound corporate governance structures and business ethics. Despite the uncertainties caused by the price fluctuations and the outcome of the decision by Anglo American plc to dispose of its interest in Highveld, the Corporation remained on track in delivering on the triple bottom-line – economic prosperity, social responsibility and environmental sustainability.

During a cyclical downturn, which the vanadium price reduction amounted to, we again realised the importance of unlocking value. In this respect, I wish to congratulate the Research and Development Department ("R&D") for its on-going efforts to expand the Highveld vanadium and related product range. Their efforts will ensure that we are better equipped to face the challenges of the future.

R&D's efforts in expanding and refining the steel products range also paid dividends, especially now that local steel demand is at a record level, with various major projects which are being launched, such as infrastructural preparations for the 2010 Soccer World Cup, Eskom's re-investment programme and numerous projects in the mining and chemical industries.

During the year capital expenditure amounting to R818 million was incurred in support of Highveld's strategic capital expenditure programme focused on technological advancements in production processes.[3.18, 3.19]

These and other endeavours, to achieve success in not only economic, but also in social and environmental outcomes, are best summarised in the Corporation's safety, health, environmental and quality policy,[3.19] which aims to:

- ↗ Actively promote safety and health of employees, suppliers, contractors and service providers, and conserve environmental resources.
- ↗ Consistently and cost-effectively operate to international safety, health, environmental and quality standards.
- ↗ Actively prevent and/or mitigate adverse impacts on the safety and health of employees, suppliers, contractors and service providers, the environment and the quality of products and services.
- ↗ Demonstrate active awareness of the importance of occupational safety and health, environmental conservation and quality standards to all concerned.
- ↗ Interact with interested and affected parties, including customers, suppliers, communities and government, with regard to safety, health, the environment and quality.
- ↗ Provide a framework for setting and reviewing safety, health, environmental and quality objectives and targets.

A disappointment in 2006 was the two incidents resulting in fatalities, both contractor employees. Our efforts in containing injuries have remained a focus. The on-going journey to the HOTTO (Highveld Zero Tolerance, Target Zero) goal for lost-time injuries remained at a world-class 0.22 lost-time injury frequency rate ("LTIFR") (2005: 0.22 LTIFR). Management remains committed to further lowering the LTIFR.

We are proud of our Safety Millionaire-divisions that have each achieved one million hours during the year without a lost time injury ("LTI"):
Flat Products, Structural Mill, Engineering Services, Production Services, Human Resources, Mapochs Mine and Rand Carbide.

A special word of congratulations to the Transalloys division which achieved three million LTI-free hours and the following divisions which achieved two million LTI-free hours: Transalloys, Highveld group (thrice) and Production Services.

Our journey to the achievement of world-leading safety standards as a way of life at Highveld is underpinned by intensive job safety training, a commitment to our Cast Iron Rules, a behaviour-based safety coaching programme and ongoing management walkabouts, which we call Visible Felt Leadership.

All divisions within Highveld have completed Phase 1 of the OHSAS 18001 certification process, with Vanchem also having completed Phase 2 and achieved certification. The remaining divisions continue working towards certification.

The health of Highveld employees remains a key focus area at all operations - both occupational health and employee wellness.

On the occupational health front, considerable effort is channelled into preventing noise-induced hearing loss ("NIHL"), chronic obstructive airways disease ("COAD") and occupational asthma – and we are pleased to report that only one new case of NIHL, no new cases of COAD and four occupational asthma cases have been reported during 2006.



André de Nysschen
Chief Executive Officer

Creating value for all stakeholders through continued improvement in business processes and practices







Message from the Chief Executive Officer (continued)

Highveld shall continue to focus on these threats, to ensure the well-being of employees.

HIV/Aids awareness, counselling and treatment are major focus areas in our employee wellness programme.[3.19] Employees have access to education on all aspects of the disease and its implications, and to voluntary counselling and testing ("VCT"). Ongoing improvements in the way the programme is being rolled out to employees have resulted in 2 879 (73.5 per cent) people making use of VCT, and 17 people being enrolled on the anti-retroviral therapy programme. A further 54 employees are registered on the HIV Wellness programme.

A ground-breaking decision was taken in 2006, namely to extend the programme by offering life partners of employees access to the HIV/Aids programme. In 2006, the spend on the HIV/Aids programme totalled R539 000.

On the environmental and quality fronts, all divisions are ISO 14001 certified to the 2004 standard. All divisions are also ISO 9001 accredited.

Progress on the Corporation's environmental targets has shown mixed results.

We have not achieved the targeted reduction in water consumption of 5 per cent, achieving a negative 1.8 per cent. We expect to achieve the 2007 target of 2.506 m^3/ton.

The energy management programme (to achieve an 11.74 per cent reduction in energy consumption between 2003 and 2012), should benefit from further enhancements to the open-slag bath process at Ironmaking and process optimisation projects at Transalloys and Rand Carbide.[3.19]

The emission control indicator remained positive during 2006. Although the target of 98 per cent average availability of emission abatement equipment was not met, the average availability of 96.89 per cent was above the minimum of 96 per cent agreed with the Department of Environmental Affairs and Tourism ("DEAT").

We have made significant progress on air emission control, with the upgrading of various emission control systems.

Our black economic empowerment ("BEE") strategy focuses on ensuring that BEE and historically disadvantaged South African ("HDSA") suppliers have access to our supply chain. The strategy includes ways in which to support suppliers from the designated groups, where necessary, to become commercially viable, sustainable and competitive.

As a result, the number of registered BEE/HDSA vendors has increased to 156 at the end of 2006, from 146 at the end of 2005. In 2006, 17.24 per cent (2005: 25.04 per cent) of capital goods spend, 14.20 per cent (2005: 13.25 per cent) of consumables purchased and 27.58 per cent (2005: 21.20 per cent) of services purchased was channelled to these vendors.

Expenditure on community-based social investment projects and commitments totalled R2.3 million, being channelled to education, health, security, environmental and recreational projects.

Investment in employee training programmes totalled R41.86 million (2005: R37.97 million), and special attention was given to developing worthy talent, especially people from the designated groups. These efforts will continue as we work towards achieving employment equity targets in the workplace. A shortage of skills at management level continues to hamper our efforts of improving equity in line with our targets.

To ensure a future pool of qualified employees, R3.9 million was allocated to bursaries and sponsorships for 101 students studying metallurgical, mechanical, electrical and chemical engineering at either a university or a university of technology.

Following the announcement in 2005 that Anglo American plc planned to sell its shareholding in Highveld, in line with its revised business strategies and objectives, Evraz Group S.A. ("Evraz") and Credit Suisse Group ("Credit Suisse") have each purchased 24.9 per cent of Highveld, at an average of R62.36 per share. Evraz has the option to buy the Credit Suisse stake, as well as the 29.2 per cent Anglo American still holds. The transaction is subject to regulatory approvals.

During the time between the Anglo American decision and the acceptance of the Evraz and Credit Suisse offer, employees were kept informed of developments through group-wide updates from my desk, as well as the implications the change in shareholding could have on the Corporation.[LA4]

My report summarises Highveld's continued efforts to increase stakeholder value on a sustainable basis. Further details are included in the following pages of the Sustainable Development Report, which I trust you will find informative.

AJ de Nysschen
Chief Executive Officer 6 February 2007







Value-added statement EC1, EC3, EC5, EC6, EC7, EC8

for the years ended 31 December

	2006		2005	
	Rm	Percentage of revenue	Rm	Percentage of revenue
Revenue	6 901	100	7 155	100
Materials and services purchased	4 208	61	3 091	43
Value-added	2 693	39	4 064	57
Interest and investment income received	33	1	74	1
Total wealth created	2 726	40	4 138	58
	Rm	Percentage of total wealth distributed	Rm	Percentage of total wealth distributed
Applied as follows:				
To remunerate employees				
Salaries, wages, benefits, etc.	920	34	816	20
To reward providers of capital	733	27	2 762	67
Distributions to shareholders	644	24	2 724	66
Interest paid	89	3	38	1
To expand/(reduce) the Group	721	26	(576)	(14)
Depreciation	252	9	232	6
Retained profit for the year after distribution to shareholders	469	17	(808)	(20)
To pay government				
Taxation	352	13	1 136	27
Total wealth distributed	2 726	100	4 138	100
Value-added taxes levied on purchases of goods and services	573		544	
Regional Services Council levies	6		11	
Rates and taxes paid to local authorities	*		1	
Normal companies taxation	210		675	
Secondary taxation on companies	93		336	
Payments made or owing to government	882		1 567	
Value-added tax and other duties charged on turnover	576		522	
Employees' tax deducted from remuneration paid	178		167	
Additional amounts collected by the Group on behalf of government	754		689	

No significant financial subsidies in the form of tax credits, incentives or grants are received from government. EC9

** Less than R1 million.*

Key sustainability indicators[2.2, 2.8, EN35]

The following indicators summarise the Corporation's efforts to optimise sustainability in all facets of its business which impact on its stakeholders.

Economic performance	2006 Rm	2005 Rm
Revenue	**6 901**	7 155
Operating profit	**1 521**	3 016
Headline earnings	**1 041**	1 722
Total liabilities/equity (%)	**144.2**	194.2
Capital expenditure	**818**	624
Dividends paid (cents)	**650**	2 750
Exports and foreign currency earned	**3 530**	4 289
Payments to employees	**920**	816
Payments to suppliers	**4 208**	3 091
Payments to government	**352**	1 136
Payments to communities	**2.3**	4.8
Net cash generated before interest and taxation paid	**1 564**	2 742

Production	2006	2005
Vanadium – Oxides (Vanchem) (kg)	**8 702 641**	9 617 694
Vanadium – Ferrovanadium (kg V)*	**7 572 381**	8 564 687
Crude carbon steel production (tons)	**863 142**	874 920
Total rolled steel production (tons)	**767 314**	683 969
Vanadium slag production (tons)	**64 964**	66 750
Manganese alloys production (tons)	**136 573**	126 439
Ferrosilicon production (tons)	**51 057**	42 656

** Includes South Africa Japan Vanadium (Proprietary) Limited, Hochvanadium Holding AG and Vanchem*

Safety		2006	2005
Highveld	Fatalities	**0**	1
	Lost-time injuries	**12**	12
	Lost-time injury frequency rate	**0.23**	0.24
Contractors	Fatalities	**2**	0
	Lost-time injuries	**8**	6
	Lost-time injury frequency rate	**0.21**	0.19
Total	Fatalities	**2**	1
	Lost-time injuries	**20**	18
	Lost-time injury frequency rate	**0.22**	0.22


Economic Environment
Natural Environment
Social Environment

- ↗ Capital expenditure
  Increased by 31%
- ↗ Steel segment profit before interest and taxation
  Increased by 14%
- ↗ Rolled steel production
  Increased by 12%
- ↗ Training spend per employee
  Increased by 10%

Key sustainability indicators (continued)

Health	2006	2005
Noise-induced hearing loss – new cases	1	8
Chronic Obstructive Airways Disease – new cases	0	3
Occupational asthma	4	12
Employees reporting for voluntary HIV/Aids counselling and testing	2 879	2 323
Employees registered on HIV/Aids Wellness Programme	54	46
Employees on HIV/Aids Anti-retroviral Programme	17	13

Black economic empowerment	2006 %	2005 %
Capital goods procured from BEE vendors	**17.24**	25.04
Consumables procured from BEE vendors	**14.20**	13.25
Services procured from BEE vendors	**27.58**	21.20

Environment: On-going projects to preserve and optimise natural resources	2006	2005
ISO 14001 certification	**All divisions**	All divisions
Emission control indicator	**Positive***	Positive
Environmental capital expenditure approved (Rm)	**58**	188
Environmental operating expenditure incurred (Rm)	**49**	55
1% CO_2 reduction target achieved	**No**	Yes
Water consumption per ton of product (m^3/t)	**2.67**	2.55
Energy consumption per ton of product (GJ/t)	**15.31**	15.30

** Overall positive for all months, except August 2006, when kiln No. 3 at Vanchem was off-line*

Human capital	2006	2005
Number of employees at year-end	**3 884**	3 844
Training spend (Rm)	**41.86**	37.97
Training average man-days	**14.22**	15.87
Average training spend per employee (R'000)	**10.8**	8.9
Bursary costs (R'000)	**3 923**	4 087
Gross revenue per man-year (R'000)	**1 708**	1 869

Social responsibility	2006	2005
Projects (Rm)	**2.3**	4.8

Headline earnings (cents/share)


1997 116
1998 225
1999 66
2000 119
2001 26
2002 258
2003 55
2004 881
2005 1 740
2006 1 049

Net worth (cents/share)


1997 1 743
1998 1 878
1999 1 925
2000 1 977
2001 1 457
2002 1 687
2003 1 665
2004 2 371
2005 1 337
2006 1 887

Ordinary dividends attributable to financial year profits (cents/share)


1997 50
1998 90
1999 30
2000 50
2001 15
2002 135
2003 20
2004 440
2005 1 880
2006 600

Gross revenue per man-year (R'000)


1997 390
1998 521
1999 498
2000 636
2001 668
2002 947
2003 920
2004 1 270
2005 1 869
2006 1 708

Operational structure [2.3, 2.4]


Highveld Steel and Vanadium Corporation Limited
Operations
Vanadium
Vanchem
Ore
Mapochs
Mine
Steel
Steelworks
Alloys
Transalloys
Alloys
Rand
Carbide
Subsidiary and Joint Venture
Equity
50%
100%
Vanadium
South Africa
Japan
Vanadium
(Pty) Ltd ("SAJV")
Vanadium
Hochvanadium
Holding AG
("Hochvanadium")
Austria

Highveld is an integrated mining, vanadium, iron, steel and ferro-alloy producer. The Mapochs Mine operation provides ore to Vanchem and the Steelworks. Vanadium products are produced at its Vanchem plant, iron and steel at its Steelworks and ferro-alloys at its Transalloys and Rand Carbide operations.

Highveld's 50 per cent equity interest in SAJV with international partners facilitates the production of ferrovanadium for supply into Japan. Hochvanadium supports the distribution of Highveld's vanadium products in Europe.

In marketing its products, Highveld supports a free-market approach, and no appeals or objections to anti-trust and monopolistic practices were lodged during the course of 2006. [SO6] The Corporation also does not support a specific political party, neither in policy nor in kind. [SO3, SO5]

Shareholder information [2.6]

Highveld shares have a primary listing on the JSE Limited. The Corporation's share code is HVL ISIN ZAE000003422.

At 31 December 2006, beneficial owners of in excess of 5 per cent in the Corporation's issued share capital were Anglo South Africa Capital (Proprietary) Limited (29.2 per cent), Evraz Group S.A. (24.9 per cent) and Credit Suisse Group (24.9 per cent).

Type of shareholder	No. of shareholders	%
Public	3 782	99.8
Non public	7	0.2

Industry and business associations [3.15]

Highveld belongs to a number of associations, the main ones being Industrial Environmental Forum of SA, Institute of Directors of South Africa, SEIFSA Ferroalloy Producers Association, SEIFSA Iron and Steel Producers, SEIFSA Technological Fund, Association of Steel Tube and Pipe Merchants, SA Institute of Steel Construction, SA Iron and Steel Industries, International Iron and Steel Industries, SA Institute of Welding and Hot Dip Galvanisers Association of SA.

Product recycling [EN15]

Except for steel, Highveld's products are not reclaimable at the end of their life cycles. Steel product that is reclaimed where its area of application has reached the end of its useful life is managed by steel merchants that procure and market scrap steel.



Products and markets [2.2, 2.3]



Mapochs Mine
Roossenekal
Titaniferous Magnetite Ore
Fines Ore
Vanchem
Emalahleni
Ferrovanadium, Vanadium Pentoxide and Chemicals
Lumpy Ore
Portion of Vanadium Slag
Ironmaking
Emalahleni
Liquid Iron
Rand Carbide
Emalahleni
Ferrosilicon, Calcined Anthracite and Char
Portion of Ferrosilicon
Steel Plant
Emalahleni
Billets, Blooms, Slabs and Vanadium Slag
Transalloys
Emalahleni
Refined Ferromanganese and Silicomanganese
Portion of Ferromanganese and Silicomanganese
Cast Steel
Vanadium Slag
Mills
Emalahleni
Structural Sections, Coil and Plate
Rolled Steel
Markets and customers
Markets and customers
Markets and customers
Markets and customers

Products and industry usage [2.2, 2.7, 2.8]
Highveld operations produce vanadium, steel and ferro-alloys, which, in their produced form, do not have a significantly detrimental impact on the environment. [EN14]
During the production processes, there were no significant spills of chemicals, oils or fuels in 2006. [EN13]

Vanadium
Vanadium is converted into a variety of products, namely:

Vanadium pentoxide ("V_2O_5") is the 98 per cent pure intermediate stage and is commonly traded and used to produce ferrovanadium, alloys and chemicals.

Ferrovanadium ("FeV") and ferrovanadium nitride ("FeVN") from hivox ("V_2O_3") are used to add vanadium as an alloying element to steel, conferring both strength and toughness.
Vanadium chemicals are used as pigments, dyes and catalysts in the petrochemical and sulphuric acid industries.
Vanadium bearing slag results from the co-production of iron from the magnetite iron ore integrated Steelworks operation. In addition to some consumption at its Vanchem operation, vanadium bearing slag is sold to independent converters.

Steel
Steel is converted into a variety of hot rolled steel products and continuously cast steel products, namely:

Being the leaders in our markets



Plate used in the construction industry for the fabrication of girders, support structures and bridges; and the fabrication industry for the manufacture of liquid storage facilities, including tanks, pressure vessels and boilers.

Coil used in the construction industry for cladding of buildings and bridges; the fabrication industry for lip-channels, c-channels and angles; the engineering industry and shipbuilding industry.

Structural sections used in the construction industry for support and structural steel frameworks; and the transport industry for light gauge rail tracks, rail cars and truck and trailer manufacture.

Billets and slabs used in the steelmaking industry for re-rolling into wire rods, fencing and reinforcing bar.

Ferro-alloys
Silicomanganese ("SiMn") is used in the production of steel, providing for differing grades and qualities, including strength and flexibility.

Medium carbon ferromanganese ("MCFeMn") is used in the production of steel, providing for differing grades and qualities, including strength and flexibility.

Ferrosilicon ("FeSi") is a combination of iron and silicon and is used in the production of steel. The inclusion of FeSi creates an exothermic reaction, which increases efficiencies and helps to obtain optimum temperatures in the smelting process, whilst also adding strength and flexibility to steel.

Char (devolatilised coal) is produced from high-grade five-seam coal (reactive metallurgical coal), with the carbon content being increased from 58 per cent to 80 per cent to ensure a high quality carbonaceous product for the production of FeSi.

Product labelling PR2, PR7
At the Stee works, product labelling adheres to the international requirements of traceability. The systems provide a summary of product information, from manufacture to delivery.

At the Structural Mill, all products are barcode-labelled, to ensure both traceability and the correctness of despatch information. The labelling system has been adapted to customer and shipping agent requirements.

At the Plate Mill, products are uniquely labelled, by a numbering system, which is captured in hard stamped, painted or bar-coded format. The numbering applies to all products, but the rest of the information and the format in which it is applied, is according to customer requirements.

At Vanchem, drums of vanadium are labelled with stickers, containing product information and shipment details to ensure traceability.

There have been no instances of non-compliance concerning labelling and product information.

Customer focus PR8
Highveld recognises that meeting the requirements of its customers is a core element of its business strategy.

To ensure that our products are developed and delivered to customers' requirements, and that service delivery achieves Highveld's targets of customer satisfaction, customers are consulted on an ongoing basis and objectively surveyed at least once a year.

Surveys are conducted formally, through written questionnaires, as well as through individual interviews in person or per telephone, or through focus groups invited to Highveld's operations or Johannesburg office. All results are tabulated, analysed and acted on internally.

Apart from being used to ensure adherence to customer requirements and quality standards of service levels and products, the results obtained from the surveys are also used to initiate focused communications with customers, through personal meetings and briefing sessions, or through Highveld's newsletter, which is distributed every second month.

Advertising PR9, PR10
Highveld markets its products into niche or market segments, and its marketing efforts are complemented by steel product advertisements. All advertisements adhere to the code of the Direct Marketing Association of South Africa. No advertising or marketing guidelines have been breached.

Customer privacy PR11
Customers ensure an organisation's livelihood. Complementary to Highveld's approach of gearing products to our customers' requirements, we continue to foster and grow customer relationships. Customer privacy is an integral element of customer relationship management. No customer information is divulged to a third party, and customers can access their details and product order status through a secure site, controlled by a login name and password. No complaints regarding breaches to customer privacy have been received.

Markets [2.2, 2.7, 2.8, EC2]

Key market contacts

Highveld Steel and Vanadium
Corporation Limited

Marketing offices

Vanchem
General Manager:
Alex Oehmen
PO Box 111
Witbank 1035
+27 13 690-8002
alexo@hiveld.co.za

Steel

General marketing and sales
Manager:
John Ellwood
PO Box 994
Bedfordview 2008
+27 11 454-1583
johne@hiveld.co.za

Transalloys

General Manager:
Simon van Niekerk
PO Box 856
Witbank 1035
+27 13 690-8118
simonv@hiveld.co.za

Rand Carbide

General Manager:
André Nel
PO Box 214
Witbank 1035
+27 13 690-8245
andren@hiveld.co.za


Canada
USA

Major export markets of all products *(Analysis based on port of discharge)*	% of export revenue
Austria	40
USA	20
Netherlands	14
Australia and Asia	13
United Kingdom	4
Brazil	4
Canada	2
Other	3

Sales volume of major products	Unit	2006	2005
Vanadium pentoxide (Vanchem)	kg V_2O_5	**3 484 318**	4 406 811
Domestic – SAJV	%	**80.5**	94.2
Export	%	**19.5**	5.8
Ferrovanadium and ferrovanadium nitride (Vanchem)	kg V	**1 648 522**	1 749 762
Domestic	%	**1.6**	2.0
Export	%	**98.4**	98.0
Ferrovanadium (Hochvanadium)	kg V	**4 731 981**	4 599 586
Ferrovanadium (SAJV)	kg V	**961 074**	763 109
Vanadium chemicals (Vanchem)	kg V_2O_5	**1 341 743**	1 116 929
Domestic	%	**8.0**	3.6
Export	%	**92.0**	96.4
Vanadium slag	t V_2O_5	**15 094**	13 803
Domestic	%	**33.4**	30.3
Export	%	**66.6**	69.7
Total steel	tons	**802 648**	735 307
Domestic	%	**80.1**	70.0
Export	%	**19.9**	30.0


UK
Netherlands
Austria
Turkey
Israel
Qatar
Egypt
UAE
Saudi Arabia
India
China
South Korea
Japan
Taiwan
Nigeria
Singapore
Kenya
Democratic Republic of the Congo
Tanzania
Zambia
Zimbabwe
Mauritius
Australia
South Africa

Weighted average selling prices achieved for major products	Unit	2006	2005
Vanadium pentoxide (Vanchem)	$/kg V_2O_5	18	35
Ferrovanadium	$/kg V	39	64
Vanadium chemicals	$/kg V_2O_5	20	29
Total steel	$/ton	605	566
Average R/$ exchange rate		6.69	6.31

2006 Regional exports


3%
13%
22%
58%

13% Australasia
22% North America
58% Europe
4% South America
3% Other

Directorate 3.2. LA11



Godfrey Gregory Gomwe
(51) - *Chairman** (Zimbabwean)*



André Johannes de Nysschen
(57) - *Chief Executive Officer****



David Duncan Barber
(54) **



Ebenhaezer Barnardo
(59) ***



Ian Botha
(35) **



Leslie Boyd
(69) *



Colin Bertram Brayshaw
(71) *



James Wilbert Campbell
(57) **



Christopher John Colebank
(57) **



Alexander Vladimirovich Frolov
(42) ** *(Russian)*



Anthony Harris
(62) **



Luigi Matteucci
(53) ***



Norman Bloe Mbazima
(48) ** *(Zambian)*



Daphne Ramaisela Motsepe
(49) *



Allit Johan Pienaar
(60) ***



Bheki James Themba Shongwe
(51) *



Alexander Sorokin
(41) ** *(Russian)*

**Independent **Non-executive ***Executive*

Operational management 3.6



AJ de Nysschen*
Chief Executive Officer



E Barnardo*
Executive Director and General Manager, Steelworks



AJ Pienaar (Dr)*
Executive Director and General Manager, Vanadium and Ferro-Alloy Operations and Information Technology



L Matteucci*
Executive Director and General Manager, Finance



JS de Klerk
Works Manager, Flat Products



A Diener
Company Secretary



JA Ellwood
General Marketing and Sales Manager



SN Mafoane
Group Human Resources Manager



JMG Menendez
Works Manager, Structural Mill



AJS Nel
General Manager, Rand Carbide



EA Oehmen*
General Manager, Vanadium, SAJV and Vanadium Smelter



JB Price
Works Manager, Mining and Ironmaking



JW Swanepoel
Works Manager, Steel Plant



J Theiss*
Manager, Group SHEQ



SH van Niekerk
General Manager, Transalloys



R Wolar
Manager, Human Capital, Organisational Development and Group Security

* Executive Committee

Board analysis [3.2]

Board of Directors [2.3, 3.1]

Executive Committee
- AJ de Nysschen*
- E Barnardo
- JS de Klerk**
- JA Ellwood**
- SN Mafoane**
- L Matteucci
- JMG Menendez**
- AJS Nel**
- EA Oehmen
- Dr AJ Pienaar
- JB Price**
- JW Swanepoel**
- J Theiss
- SH van Niekerk**
- R Wolar**

**Chairman*
***Co-opted members*

Audit Committee
- CB Brayshaw*
- DD Barber
- I Botha
- JW Campbell

**Chairman*

Nomination Committee
- GG Gomwe*
- CB Brayshaw
- DD Barber
- JW Campbell

**Chairman*

Independent Committee
- L Boyd*
- CB Brayshaw
- DR Motsepe
- BJT Shongwe

**Chairman*

Remuneration Committee
- DD Barber*
- CB Brayshaw
- GG Gomwe
- JW Campbell

**Chairman*

Transformation Committee
- GG Gomwe*
- E Barnardo
- AJ de Nysschen
- DR Motsepe
- BJT Shongwe

**Chairman*

Board Committees
Key indicators

Meetings held	2006	2005
Board	4	5
Executive committee*	12	13
Audit committee	4	3
Nomination committee	1	–
Independent committee	1	3
Remuneration committee	2	5
Transformation committee	3	4
Executive Board members	4	4
Non-executive Board members	9	6
Independent Board members	4	4

** Includes annual SHEQ review meeting*

Corporate governance

Structures [3.1, LA11]

Highveld is incorporated under the provisions of the Companies Act and is listed on the JSE Limited.

The Board of Directors determines and oversees a framework of corporate governance within which the Corporation can create value and benefits, on a sustainable basis and across commodity cycles, for all stakeholders.

This framework is based on objective, locally and internationally acceptable high standards of corporate governance – including the March 2002 King II Report on Corporate Governance for South Africa and the previously published King I Report.

The directors are satisfied that the affairs of the Corporation and the Group are being conducted with integrity and in accordance with generally accepted corporate practice.

Code of ethics [3.7]

The Corporation's code of ethics acknowledges that good corporate governance is based on four key principles - fairness, accountability, transparency and responsibility - and that these principles should be applied consistently in interactions with all stakeholders.

The code outlines ethical behaviour in terms of:

- Outside interests which must be declared to the Corporation, including outside employment, directorships and additional income.
- Relationships with clients, customers and suppliers, which, due to potential conflict of interest, must be conducted according to set standards of commercial practice.
- Proper conduct, which must not discredit the Corporation.
- Confidentiality of information.
- Private work.
- Gifts, hospitality and favours which could be seen to influence judgement.

Contravention of the code of ethics is regarded as a serious matter, but any investigation into an alleged contravention is treated with the utmost confidentiality. [SO2]

A toll-free number (0800 115 354) has been established to allow stakeholders to anonymously report suspected or alleged unethical behaviour.

Board Charter [1.1]

The Board Charter details the Corporation's commitment to sound corporate governance. The Board is guided by the Charter in achieving the Corporation's vision, in accordance with South African and relevant international legislation, the Listings Requirements of the JSE Limited, the Code of Practices and Conduct outlined in the King Reports on Corporate Governance for South Africa and other defined aspects of responsible corporate citizenship.

The Charter, first drafted in 2003, stipulates that the Board is responsible to adopt strategic plans, monitor operational performance, and determine policy and processes to ensure the integrity of the Corporation's risk management structures and internal controls, communications policy and for the selection, orientation and evaluation of directors, whilst at the same time being guided by the Corporation's articles of association.

The directors are also responsible for preparing financial statements that fairly represent the state of affairs of the Corporation and the Group. These statements are prepared in accordance with Generally Accepted Accounting Practice and International Financial Reporting Standards, and are independently reviewed or reported on by external auditors. The Board is also responsible for all matters pertaining to the listing of the Corporation's shares on the JSE.

Matters reserved for decision by the Board include:

- Changing accounting policies and practice.
- Amending the articles of association.
- Exercising borrowing powers and authorising investments, commitments, acquisitions or disposals and capital expenditure in excess of predetermined ratios of shareholders' equity.
- Approving annual budgets.
- Appointing committees of directors, particularly the Executive, Audit, Nomination, Independent, Remuneration and Transformation Committees.
- Overseeing employee incentive schemes and the formulation of recommended employment equity and industrial relations policies.

Several matters of policy are entrusted to the directors. They have to safeguard and oversee:

Business ethics [3.7]

The manner in which the affairs of the Corporation are conducted, is stipulated in the Highveld Code of Business Ethics, which applies equally to all employees. The Code requires employees to maintain the highest ethical standards, acting with integrity and in accordance with generally accepted corporate practice, to ensure that the Corporation conducts business in a manner which is at all times above reproach.

Risk management [3.4, 3.13]

Risk management encompasses all significant business risks to the Group, which could undermine the achievement of business objectives. The Corporation has implemented and adheres to appropriate risk management measures. These measures include clear accountability for risk management, which is a key performance area of line managers throughout the Group.

The Board is ultimately responsible for risk management and monitoring, and the Executive Committee, in particular, is tasked with the responsibility of implementing, enforcing and monitoring risk management measures. The Audit Committee is delegated the responsibility to monitor and report on financial risks.

At management level, employees are supported in effecting their risk responsibilities through sound policies and guidelines on risk and control management. Continual monitoring of risk and control processes, across 17 significant risk areas, provides the basis for reporting, including exception reporting, to management, the Executive Committee and the Board.

.The Board continually reviews the effectiveness of risk management – taking into account material changes and trends in the risk profile – and considers whether the control systems, including reporting, adequately support the achievement of the risk management objectives.

Reliability of financial statements [2.20]

The integrity and reliability of the Corporation's financial statements are assured through systems of internal accounting control, in order to adequately safeguard, verify and maintain accountability of assets.

The Board continually considers the Group's responsiveness to changes within its business environment and material inadequacies in systems of control. The Board is satisfied that this is an ongoing and effective process – for identifying, evaluating and managing the significant risks faced by the Group – which has been operational since 1 January 2000. Furthermore, no major breakdown in controls was experienced during 2006.

Executive Committee [1.1, 3.1]

All powers conferred upon the directors by the articles of association of the Corporation or by the Companies Act are delegated to the Executive Committee, to allow the Corporation's business to be managed effectively. However, powers which are expressly reserved for consideration by the entire Board, as set out in the Board Charter, are not delegated and are the responsibility of the Board.

In particular, the Executive Committee is responsible for:

- Implementing strategies and policies of the Corporation.
- Managing the business and affairs of the Corporation.
- Prioritising and allocating capital, technical and human resources.
- Establishing best management practices and functional standards.
- Appointing members of senior management and monitoring the performance of senior management.
- Maintaining a Corporation-wide system of internal control to manage all Group risks, in support of creating and preserving shareholder wealth and stakeholder welfare.

The Executive Committee is also responsible for public communication on the affairs of the Corporation. Communication is delegated to executive management and people who may be authorised to communicate on certain matters. If, by exception, the Board decides to communicate directly, the Chairman is authorised to do so.

Audit Committee [3.1]

In its corporate governance supervision responsibilities to ensure accurate financial reporting and adequate systems, controls and risk management processes, the Board is assisted by the Audit Committee. The committee evaluates the appropriateness and adequacy of systems of internal financial and operational control and it reviews accounting policies and financial information issued to stakeholders.

The committee also recommends the appointment of external auditors and their remuneration, and it evaluates their findings and the actions taken. The independence of the external auditors is regularly reviewed and all non-audit related services are reported in terms of an agreed policy. The external auditors have unrestricted access to the chairman of the committee.

Evraz Group S.A. director, James Campbell, was appointed to the Audit Committee in 2006.

Committed to ensuring highest ethical standards







Corporate governance (continued)

The activities of the committee, which are regularly reported to the Board, include:

Risk management and internal control [3.4, 3.13]

- To review and monitor the effectiveness and integrity of the Corporation's financial reporting and internal financial controls.
- To review the effectiveness of the process for identifying, assessing and reporting all significant business risks and the management of those risks by the Corporation and make recommendations to the Board as appropriate.
- To review the disclosure statement to shareholders on internal control and to make appropriate recommendations to the Board.

External audit

- To oversee the Corporation's relationship with the external auditors and to make recommendations regarding their appointment, retention or removal, as well as the approval of non-audit services they provide.
- To review, on at least an annual basis, the risks and, where relevant, safeguards to the independence, effectiveness and objectivity of the external auditors.
- To have appropriate plans in place for the audit, at the start of each annual audit cycle.

Internal audit [2.20, 3.6]

- To approve the terms of reference of the internal audit function, which might complement those of the external audit function.
- To consider whether the mandate, organisation, resourcing and standing of the internal audit function are appropriate to enable the committee to meet its objectives.
- To review internal audit's conclusions with regard to risk management and internal control, financial reporting, corporate governance and significant investigations.
- To review the adequacy of corrective action taken in response to significant internal audit findings.

Ethics [3.7]

- To review any statements on ethical standards for the Corporation.
- To review significant instances of behaviour which stand in conflict with the "Good Citizenship – Business Principles" policy the Corporation adheres to.
- To review the Corporation's arrangements and procedures by which staff of the Corporation may, in confidence, raise concerns about possible improprieties in matters of financial reporting or other matters and to ensure the arrangements and procedures allow for the proportionate and independent investigation of such matters.

Nomination Committee [3.1, 3.3]

The Nomination Committee selects, screens and nominates potential directors for appointment to the Board. Board member evaluation was carried out during 2006. The committee also consulted with external advisers on the proper procedures for the appointment of directors during the transitional period within which the Anglo American plc shareholding transaction is being completed. Evraz Group S.A. director, James Campbell, was appointed to the Nomination Committee in 2006.

Independent Committee

The committee of independent directors, appointed to look after the interests of minority shareholders, following the decision by Anglo American plc, in 2005, to dispose of its shareholding in the Corporation, continued its work during 2006 when the Evraz Group S.A. and Credit Suisse Group bids were received and evaluated.

Remuneration Committee [3.1]

The Remuneration Committee ensures that the Corporation's directors and employees are fairly rewarded for their individual contributions to the Corporation's overall performance, and that salary and wage adjustments for the Corporation's staff and scheduled employees are fair. Additional details with respect to this committee are included in the Remuneration report in the annual report. Evraz Group S.A. director, James Campbell, was appointed to the Remuneration Committee in 2006.

Transformation Committee [3.1, HR4]

The Transformation Committee is responsible for the full spectrum of the Corporation's transformation activities and programmes. This includes not only compliance with the Broad-Based Socio-Economic Charter for the Mining Industry and the Broad-Based Black Economic Empowerment Act, but also responsibility for ensuring that the spirit of transformation is conveyed – within the Corporation and outside – in aspects such as its supply chain and community projects.

Highveld regards transformation as an integral part of its business strategy, and a major element through which the business is managed. The committee's focus is on interventions that seek to develop a corporate structure that will increasingly reflect the South African demographics.

The role of the Transformation Committee is to:

- Ensure the transformation of the Corporation in a fundamental and substantive manner.
- Ensure compliance with the requirements of mining and labour legislation and empowerment charters.
- Position Highveld for the long term in South Africa, creating the necessary security and stability of Corporation operations, to ensure a continual increase in stakeholder confidence.







Corporate governance (continued)

- Ensure transformation of the Corporation for the successful conversion of old order mining rights to new order mining rights.
- Provide leadership during the transformation of the Corporation.
- Identify and, if possible, remove any internal and external impediments to effective transformation.

The Transformation Committee must ensure that programmes are developed and implemented to effect transformation in general. These programmes form part of the strategy of the Corporation and include, amongst others:

- Compliance with the Corporation's policies, procedures and practices with regard to discrimination.
- The correct balance between transformation activities, adequate skills provision and maintaining stability within the Corporation.
- Maintenance of scorecards.
- Strategic dialogue with government on issues pertaining to the Mining Charter, such as obtaining credit for beneficiation and for other unqualified items of the scorecards.
- Maintaining relationships and dialogue with government at local, district and provincial level regarding specific issues.
- Regular, consistent, benchmarked and comprehensive reporting on progress on the scorecards.
- Collecting data and reporting on any activities which impact on the Corporation's transformation objectives.

Transformation statements [HR4, LA10]

Transformation within the Corporation is guided by relevant legislation, regulations and governmental policies - including the Mining Charter issued under the Mineral and Petroleum Resources Development Act, because the Corporation operates a mine.

The Corporation will be measured against the relevant scorecard on applying for conversion of mining rights to the Department of Minerals and Energy. The implementation of programmes to achieve the targets set by the charter in respect of the following will be ensured:

- Human resources
- Employment equity
- Migrant labour
- Mine community and rural development
- Housing and living conditions
- Procurement
- Ownership and joint ventures
- Beneficiation, and
- Reporting.

The Corporation will continue active, special initiatives to sponsor disadvantaged groups on bridging programmes at schools, technical colleges, universities of technology and universities to ensure an adequate pool of suitably qualified people for employment in the Corporation.

Employee advancement and promotion are based entirely on the individual's achievement, performance, ability and potential. As such, length of employment is not a primary factor. The Corporation further recognises that a simple policy of equal employment will not adequately address past and present imbalances and, therefore, positive management will be required in areas such as:

- Training and development
- Selection and recruitment
- Promotion
- Corporate social investment, and
- Small business development.

Specifically, the Corporation:

- Will continue to ensure that employees are entitled to equal, basic remuneration and conditions of employment for work of equal value.
- Is committed to creating a workplace environment in which individuals of ability and application can develop rewarding careers at all levels, regardless of background, race or gender.
- Believes that all people are entitled to equal and equitable employment opportunities, and, in order to achieve this, all employment opportunities are open to all suitably qualified applicants, based on their experience, qualifications, ability and potential.
- Will focus social and community investment on educational institutions and on assistance to disadvantaged communities.
- Will monitor the progress on employment equity on a quarterly basis, through its Executive Committee.

In creating a culture in which BEE compliance can be developed, the Corporation uses the transformation scorecard of the Broad-Based Black Economic Empowerment Act. Scorecard elements used include:

- Ownership
- Management control
- Employment equity
- Skills development
- Procurement
- Enterprise development, and
- Social and community investment.

Operating results [2.8]


Customers
Revenue
R6 901 million
Employees
R920 million
Shareholders
R644 million
Highveld
Operating Profit
R1 521 million
Headline Earnings
R1 041 million
Suppliers
R4 208 million
Community
R2 million
Government
R352 million

Economic performance	2006 Rm	2005 Rm
Revenue	**6 901**	7 155
Operating profit	**1 521**	3 016
Headline earnings	**1 041**	1 722
Total liabilities/equity (%)	**144.2**	194.2
Capital expenditure	**818**	624
Dividends paid (cents/share)	**650**	2 750
Exports and foreign currency earned	**3 530**	4 289
Payments to employees	**920**	816
Payments to suppliers	**4 208**	3 091
Payments to government	**352**	1 136
Payments to communities	**2.3**	4.8
Net cash generated before interest and taxation paid	**1 564**	2 742

The market for vanadium products cooled off considerably in 2006, following the overheated conditions in 2005. The performance of the Steelworks was underpinned by exceptionally high domestic demand. The annual report contains a review of world markets and Highveld's segmental performance.

Although the sharp fall in vanadium prices did have an effect on cash flow, the Corporation continued its investments in triple bottom-line projects, these being in the economical, environmental and social spheres.

Investments

Highveld realised a profit after tax of R73 million through the sale of its 50 per cent holding in Ferroveld.

The disposal of investments in other non-core businesses, notably Transalloys and Rand Carbide, is constantly evaluated, but it will only be considered if such a transaction will unlock fair value for shareholders.

Supply chain [3.16]

Black economic empowerment	2006 %	2005 %
Capital goods procured from BEE vendors	**17.24**	25.04
Consumables procured from BEE vendors	**14.20**	13.25
Services procured from BEE vendors	**27.58**	21.20

Highveld's supply chain management strategy remains in place to optimise supply chain savings potential in line with international best practice, and to favour the local community and BEE and HDSA vendors.

Highveld's supply chain management is focused on evaluating suppliers to ensure adherence to environmental and quality standards, so as not to negatively impact on Highveld's products and services.

Supporting economic value and prosperity for all our stakeholders

Economic performance (continued)

In 2004, Highveld established its BEE/HDSA Procurement and Development Policy[3.7], aimed at ensuring that BEE spend totals 20 per cent of the total discretionary spend by the end of 2007. Highveld is confident of achieving this target, with BEE spend constituting 18 per cent of the total discretionary spend in 2006.

The policy aims to ensure that BEE/HDSA suppliers have access to, and are encouraged to access, the Corporation's supply chain. Negotiations led to support of the establishment of a BEE freight carrier, GME Transport, to transport raw materials for Highveld. The Corporation continues to support and assist suppliers to become commercially viable, sustainable and competitive, and to comply with Highveld benchmarks for procurement.


2006 Segmental revenue
13%
36%
51%
Ferro-alloys
Vanadium
Steel


2006 Procurement
18%
82%
BEE spend
Non-BEE spend



Safety, health, environment and quality ("SHEQ")

Responsibility [3.6]

The strategic direction, policy, procedure, practice and legislative compliance associated with key SHEQ aspects is assigned to key managers within the Corporation. The implementation of the Highveld SHEQ policy is the responsibility of line management.

SHEQ [2.20, LA6]

The Corporation's SHEQ management system complies with national and international best practices and standards, to ensure that the Corporation maintains its competitive advantage through enhanced efficiencies, product quality and effectiveness.

Ultimately, the Executive Committee is responsible for the SHEQ function, and the Chief Executive Officer reports to the Board on SHEQ matters. Line management is responsible for implementing SHEQ policies, with SHEQ staff acting in an advisory and monitoring capacity.

Safety measurement [LA5, LA7]

Apart from the tragic loss of two lives, mentioned in the Chief Executive Officer's report, the Group's safety record remained world class.

		Fatalities	LTIs	LTIFR	NLTIs	NLTIFR	First-aid cases
Highveld	**2006**	**0**	**12**	**0.23**	**58**	**1.14**	**150**
	2005	1	12	0.24	72	1.44	165
	2004	1	19	0.37	99	1.95	257
Contractors	**2006** •	**2**	**8**	**0.21**	**49**	**1.30**	**63**
	2005 •	0	6	0.19	53	1.69	85
	2004 •	0	2	0.46	7	1.60	4
Total	**2006**	**2**	**20**	**0.22**	**107**	**1.20**	**213**
	2005	1	18	0.22	125	1.53	250
	2004	1	21	0.38	106	1.93	261

• The sharp increase in injuries is due to the fact that, during 2004, only injuries of labour-hire contractors were recorded. From January 2005, injuries suffered by all contractors were recorded.



2006 Lost-time injury-free achievements	Achieved by	Number of times achieved
Three million hours	Transalloys	1
Two million hours	Group	3
	Production Services	1
	Transalloys	1
One million hours	Group	6
	Flat Products	1
	Structural Mill	1
	Engineering Services	1
	Production Services	1
	Human Resources	1
	Mapochs Mine	1
	Rand Carbide	1

Congratulations to the divisions which achieved a zero lost-time injury frequency rate in 2006: Flat Products, Human Resources, Mapochs Mine, Production Services, Rand Carbide, Structural Mill and Transalloys.

SHEQ policy statement [3.6, 3.7]

The Highveld SHEQ Policy includes customers, suppliers and other stakeholders, reflecting the increased focus of the Corporation on the wellbeing of all stakeholders. The policy, which is reviewed annually during a special Executive Committee meeting dealing only with SHEQ matters, states that:

> Highveld Steel and Vanadium Corporation Limited is known and respected as a world-class steel, vanadium and alloy producer, and strives to continuously improve its systems, processes and products in order to maintain this position.
>
> It is committed to the implementation and maintenance of a safety, health, environmental and quality management system that complies with national and international best practices and standards.
>
> Management, at all levels, throughout the Corporation is responsible and accountable for ensuring implementation and compliance with the aims and principles of this policy.

All Highveld employees are committed to the policy, but the Chief Executive Officer and management are responsible and accountable for ensuring implementation of, and compliance with, the aims and principles of this policy.

Safety, health, environment and quality (continued)

Aims [3.13]

- ↗ To actively promote the safety and health of its employees, suppliers, contractors and service providers and conserve environmental resources.
- ↗ To consistently and cost-effectively operate to international SHEQ standards.
- ↗ To actively prevent and/or mitigate impacts on the safety and health of employees, suppliers, contractors and service providers, the environment and quality of products and services.
- ↗ To demonstrate active awareness of the importance of occupational safety and health, environmental conservation and quality standards to all concerned.
- ↗ To interact with interested and affected parties – including customers, suppliers, communities and government – with regard to SHEQ matters.
- ↗ To provide a framework for setting and reviewing SHEQ objectives and targets.

Management principles

- ↗ Commitment, involvement and accountability.
- ↗ Competence, skills and training.
- ↗ Identification of hazardous activities, risk assessments and measurable controls relating to SHEQ.
- ↗ Corrective and preventative action to ensure optimal control.
- ↗ Performance measurement and evaluation.
- ↗ Stakeholders' engagement.
- ↗ Customer focus.
- ↗ Continual improvement.

The management of the Corporation is committed to the pro-active prevention or minimising and control of all safety, health, environmental and quality risks and the continual improvement of the Corporation's performance in compliance with all applicable laws and regulations, as well as other requirements to which the Corporation subscribes that relate to environmental aspects.

Mapochs Mine

Iron ore is supplied to the Highveld Steelworks and Vanchem divisions by its Mapochs Mine, situated near Roossenekal. In terms of legislative requirements, the mine is proud to submit the following report:

Sustainability [3.14]

The life of the mine, based on the existing mining authorisation, the method of mining (open-cast) and current production levels, is approximately 10 years. The Mineral and Petroleum Resources Development Act, 2002 vests all mineral rights in the State and provides for new mining rights of 30 years. All previous mineral rights of the Corporation fall within this category. Measures have been implemented to ensure the smooth conversion of old order mining rights to new order mining rights within the required five-year period, to reduce the risk of losing the rights to minerals, and to acquire additional mining rights for longer term supply.

Health and safety [LA15]

Mapochs Mine has to comply with the requirements of the Mine Health and Safety Act, 1996. In compliance with this Act the following information is provided:

The 2006 occupational injury statistics are:

↗ Lost-time injuries	0
↗ Lost-time injury frequency rate	0.00
↗ Number of employees at year-end	167

A collective agreement with the representative trade unions at the mine is in force.

An annual medical report has been completed by the occupational medical practitioner, containing, amongst others, the following statistics on occupational medical examinations conducted:

↗ Initial examinations	29
↗ Periodical examinations	154
↗ Exit examinations	22

The examinations included medical and occupational history, large chest X-rays, lung-function testing, audiometric screening, urine testing and physical examinations including height, weight and blood pressure. Contractors are encouraged to utilise the occupational health facilities, and 81 examinations were performed. No Mapochs Mine employee was found to be suffering from any of the occupational diseases reflected in Schedule 3 of the Compensation for Occupational Injuries and Diseases Act, 1993, nor from diseases listed in the Occupational Diseases in Mines and Works Act, 1973. Steps taken to ensure a healthy workforce include worker education, the use of personal protective equipment and the focus of the occupational health programme on the prevention and early treatment of occupational diseases.

Training initiatives included:

- ↗ First-aid training (attended by 33 employees)
- ↗ Safety induction training, including behaviour-based safety training (79 employees and 321 contractors)




HD 325



Safety, health, environment and quality (continued)

SHEQ systems 2.20, 3.14, 3.15, 3.20, EN7

The Executive Committee devotes at least one meeting a year to review the performance, targets, effectiveness and audit results of the SHEQ management systems – because achieving the SHEQ objectives is crucial to the sustainability of the Corporation's business.

Environmentally, operations are measured against ISO 14001, which contains the initial standards for the ISO 14000 environmental management standards of the International Organisation for Standardisation ("ISO"). Implementation of these standards ensures that environmental impacts of the Group's operations are reduced or minimised, and that there is no major impact on the biodiversity in the Corporation's sphere of operations.

As a result of progress made in implementing its Hazard Identification and Risk Assessment ("HIRA") process, Highveld successfully passed the first stage of the OHSAS 18001 occupational health and safety system audit, which replaces the NOSA system. The second phase of the certification is planned for 2007.

Quality management standards are measured against ISO 9001, which forms part of the ISO 9000 family of quality management standards and guidelines for quality in the manufacturing and service industries. The entire Corporation underwent a recertification audit and ISO 9001 certification was retained.

Highveld continues with its programme to integrate these three management systems into one single system, which will reduce time and expense in maintaining systems and lead to improvements in efficiency. All primary procedures were successfully integrated during 2006, and integration will continue during 2007.

Safety

Management Commitment 3.5

The Board's commitment to safety is demonstrated by the fact that the Corporation's incentive bonus scheme is linked to its safety record, in addition to operational performance. A sliding scale determines the bonus within a division, with a fatality carrying the harshest penalty.

The Visible Felt Leadership programme requires management to show its commitment to safety by walkabouts in the workplace, with the specific purpose of promoting safety, identifying safe and unsafe behaviour and discussing safety with employees. The programme started in November 2004, and, during 2006, the entire training programme was completed successfully.

Weekly statistics of management's and supervisors' performance are circulated.

Cast Iron Rules 3.7, 3.14, 3.19, LA15

At the base of the Corporation's safety drive, are its Cast Iron Rules, which aim to eliminate fatalities and serious injuries. The philosophy of these rules is best summarised by Highveld's Zero Tolerance, Target Zero ("HOTTO") approach, which is that unsafe work be stopped. Any employee has the right to stop unsafe work, and should be on the alert for potential safety threats by asking:

- Has anything in the workplace changed?
- Am I trained and authorised to do this work?

The seven Cast Iron Rules address:

- Energy and machinery isolation, with prescriptions for isolating and working on energy systems, including moving machinery.
- Lethal and injurious gases and confined spaces, listing risk assessment and access requirements.
- Molten metal and slag, detailing how melting, tapping, transportation and teeming should be performed.
- Heavy moving equipment, with clear risk assessment prescriptions.
- Working at heights above two metres.
- Lifting and material handling, be it manual or mechanical, by crane, hoist or other lifting device.
- Construction or modification of structures and buildings.

With additional stipulations relevant to the Mapochs Mine operations.

The HOTTO Game, which was introduced during 2005, was discontinued, and a new initiative, focusing on improving near hit reporting, is being tested at Vanchem.

HOTTO-targeted awareness drives continued to give HOTTO the prominence it deserves. These include:

- Membership of the HOTTO Club for people who prevent an injury by wearing personal protective equipment.
- The Millionaires' Club, to which divisions belong if they achieve a million lost-time injury-free hours.
- HOTTO newsflashes and safety days at all divisions.

Safety training 3.19

Training continued during 2006, across all divisions. Training courses are designed for three target audiences (semi-literate, supervisory and management), and include specific topics such as risk assessment, incident investigation and ISO standards.






S WORKED TO DATE.
MAN HOUR TAR
DENT / ACO
EPORTED

The safety course, which tests the understanding and application of the Cast Iron Rules of all employees from the Chief Executive Officer down, remains part of the annual safety induction programme.

The Behaviour Based Safety programme, which trains coaches to identify safe and unsafe behaviour in the workplace and to coach employees to improve their safety behaviour, remains effective.

Safety in the workplace [3.19]

Personal protective equipment ("PPE")

The use of the best possible quality PPE remains at the core of employee safety in the workplace. PPE requirements for each job are continually reviewed, as are the latest PPE trends, technology and products. If evaluated positively, new PPE products are issued to replace those that may no longer be the best.

Safety awareness and competitions

The HOTTO awareness drives are complemented by several initiatives to optimise the level of safety awareness amongst all employees. The Near Hit Competition awards prizes to an employee or team, from each division, for the most commendable incident-prevention steps taken. The monthly winners are the divisional winners. At year-end, a committee selects an overall Corporation winner for the year. During the year, employees submitted 739 reports on near-hits. Congratulations to James Simela from the Steel Plant, who was selected as the 2006 winner for a near-hit report that prevented a potential explosion by identifying and removing a gas cylinder from steel scrap that was destined for melting.

Health

Health	2006	2005
Noise-induced hearing loss – new cases	1	8
Chronic Obstructive Airways Disease – new cases	0	3
Occupational asthma	4	12
Employees reporting for voluntary HIV/Aids counselling and testing	2 879	2 323
Employees registered on HIV/Aids Wellness Programme	54	46
Employees on HIV/Aids Anti-retroviral Programme	17	13

Highveld's pro-active health drive focuses on all facets of employee wellbeing. The drive rests on two pillars: occupational and personal health services. Both occupational and personal health services are rendered through the Corporation's clinics, which have been outsourced to Life Health Care (formerly Afrox Healthcare) since 2000. Life Health Care is the only black economically empowered large hospital group in South Africa.

There is a comprehensively equipped clinic at the Steelworks, with radiology facilities and 12 staff members reporting to a full-time medical practitioner. The other clinics – at Mapochs Mine, Vanchem, Transalloys and Rand Carbide – are each staffed by a sister and four orderlies.

Occupational health [3.19, LA5]

Occupational health is monitored by an independent, specialist company, to ensure that surveillance adheres to all relevant legislation, that the best possible surveillance techniques are used and that statistics are reported objectively. The surveillance reports are used to determine occupational health trends, to address problem areas and to further improve on success areas. Occupational health reporting and notification adheres to relevant legislation.

New incidents of COAD and occupational asthma decreased to zero and four respectively. This follows various improvements to plant and equipment to reduce exposure to dust and fumes.

New NIHL cases reduced to one, from eight in 2005. On-going awareness campaigns were conducted throughout the year, including information sessions on the long-term effects of noise exposure.

Although steps to reduce noise at source are continually evaluated, personal protective equipment remains the most effective way of protecting the eardrum. In high-noise areas, employees are issued with high-quality earplugs.

A medical examination for the certificate of fitness, required by legislation, is based on the findings of the contracted surveillance company. If required, employees are moved to alternative work areas.

The occupational health team is also responsible for managing and reporting injuries on duty, as required by legislation and managing compensation claims in terms of legislation on behalf of employees.

Ensuring employee safety and wellbeing and pro-actively managing the preservation of our environment through the application of international best practices.







Safety, health, environment and quality (continued)


HIGHVELD
LONG SERVICE
SHEQ
FURNACE 6
SPORT

A fire and rescue team with paramedics is available 24 hours a day, for on-site emergencies.

Personal health [3.19, LA8]
Personal health services are structured through an HIV/Aids Wellness Programme and a Personal Wellbeing Programme, both outsourced and managed by Life Health Care.

The HIV/Aids Programme, launched in 2001, is based on the principle that HIV/Aids is a chronic, manageable disease.

During 2006, the centralised VCT approach has been adapted to include testing at all divisions. This was made possible after the appointment of a VCT assistant who visits plants to counsel and test employees. This new approach has resulted in a significant increase in the number of tests performed, and a resultant increase in the number of people on the programme.

The on-going success and expansion of the programme is attributed to its policy of confidentiality, a well-defined, professional approach to pre- and post-test procedures, and the empathy and dedication of the HIV/Aids co-ordinator and VCT assistant.

Before tests are conducted, patients are given pre-test counselling to inform them of the consequences of a positive test result, the possible reaction from members of their family and community, what the progression of the illness implies and the services and medication Highveld offers. Following counselling, a finger-prick or Ora Quick test is performed and the patient has the result before leaving the clinic. The finger-prick test is a blood-based test which is 99 per cent accurate, but, due to constant technological changes, the Ora Quick test offers a less invasive procedure and a higher accuracy rate. If any of these tests are positive, an HIV confirmation test is ordered, the result of which is available within 24 hours.

If someone is HIV positive, the team starts preparing the patient for registration at Aurum Health Research, an Anglo Gold Ashanti company of international repute. Aurum's research projects focus on tuberculosis, HIV/Aids, sexually transmitted infections and occupational lung diseases. The knowledge generated from its research initiatives is of relevance nationally and internationally, using a scientific approach to gather information, create knowledge, provide recommendations, design programmes and deliver services.

Aurum offers two categories of HIV/Aids care - a Wellness Programme and anti-retroviral therapy ("ART"). Patients registered on the Wellness Programme are prepared for the ART Programme once they are assessed and provided that they are willing and medically fit to be treated. The criteria for registration on the ART Programme are based on World Health Organisation guidelines.

Patients on the ART Wellness Programme undergo more frequent medical examinations than those on the HIV/Aids Wellness Programme. Examinations include blood tests, chest X-rays and TB sputum tests. In addition, patients undergo mental healthcare assessments, are counselled on the clinical importance of adhering to their medication regime and are provided with nutritional supplements.

Towards the end of 2006, the programme was extended to include employees' life partners, following requests from employees who are anxious that their loved ones should get the same quality of treatment that they have access to. Unions supported the request, and the programme was extended to include VCT sessions for Highveld-registered life partners.

The extension of the programme to life partners is considered to be a ground-breaking initiative in the country, and is expected to increase the effectiveness of the programme.

Other incentives to fight HIV/Aids and its effects include:
- Quarterly three-day peer education training sessions for employees. Aspects of HIV and Aids, such as the effect of the virus on the body, hygiene, sexually transmitted diseases, condoms, femidoms, dietary recommendations, voluntary testing and counselling and tuberculosis are covered.
- A wellness committee, on which management, employees, peer educators and trade union shop stewards are represented, to review and report on the HIV/Aids Wellness Programme.
- Enlisting the help of an HIV/Aids sufferer - who reverted to leading a normal life when he joined an ART Programme after being bed-ridden for two years - to counsel patients and non-patients.
- Support and financial assistance to the following non-profit organisations, namely Phidisa Community Project, Asiphilenikahle Home Based Care, Hope for the Nation and Training Institute for Primary Health Care serving Emalahleni and the surrounding area.

Between 2001, when Highveld commenced its fight against HIV/Aids, and 2005, 67 per cent of employees were tested on a voluntary basis, of which 3.1 per cent were found to be positive.

In 2006, Highveld in effect started the programme from scratch, aiming to test all employees again. A very high objective of 85 per cent of employees was set. Although this ambitious target was not achieved, 73.5 per cent of employees reported for testing, thereby making their contribution to the fight against HIV/Aids. Management is positive that the 2007 target of 90 per cent will be achieved.

At the end of 2006, 74 employees were identified as being HIV positive, 54 were registered on the HIV/Aids Wellness Programme and 17 on the ART Wellness Programme.

The philosophy behind the Personal Wellbeing Programme is to be pro-active and not to turn a blind eye to possible physical and mental health threats to employees.

The programme includes, through the occupational health infrastructure, the provision of medical services to employees who do not belong to a medical scheme. The employees are given access to healthcare facilities through the primary care facilities, but are referred to doctors or hospital, if required. Care includes treatment of, and medicine for, chronic illnesses.

The programme aims to reach all employees who suffer from chronic diseases, also those on a medical scheme who are treated privately, through Highveld's clinics in order to help them evaluate the effectiveness of treatment and to increase education and awareness of both the condition and the treatment.

A monthly wellness newsletter is produced on-site, complemented by a weekly newsflash. A wellness article is also included in each edition of the Highveld newsletter, Highveld Izindaba.

Every quarter, an externally produced newsletter is circulated to all employees.

The programme has extended its educational drive with the publication of a life-style manual, which explains a wider range of medical conditions, and includes practical health and wellbeing tips from the importance of diet, to the threats posed by standing water.

Highveld subscribes to an Employee Assistance Programme ("EAP"), which focuses on the early identification of emotional problems employees or their dependants may have. Those who are identified may be referred to a psycho-social service provider, to help them achieve a balance between the pressures at home and at work.
To ensure confidentiality and objective third-party assistance to employees, the programme is contracted to The Careways Group, a national organisation with a Johannesburg-based help-line and an office in Emalahleni. Employees are assisted with, amongst others, marital and family conflict, substance abuse (alcohol and/or drugs), mood disorders such as anxiety, depression and stress, child-related problems, financial problems, work-related problems and psychiatric disorders. Employees are guaranteed confidentiality and accessibility.

EAP staff aim to pre-empt personal problems at work or at home, by analysing relevant statistics, such as absenteeism, to obtain early-warning signals of possible problem areas. Steps taken include confidential interviews with people who book off sick for longer than two days. This approach has helped to identify several cases of marital problems and high stress levels, with resultant, appropriate counselling.

This drive has been extremely successful, resulting in people volunteering for more extensive evaluations by appropriate healthcare practitioners.

Other initiatives which are being continued in the interest of staff wellbeing include:
- The Buddy-Buddy system, whereby employees can ask a colleague to be their mentor or confidant during difficult times;
- A daily "healthy choices" menu by catering contractor, Fedics; and
- Subsidisation of local gymnasium membership fees.

Environment EN3, EN5, EN9, EN10, EN35

Environment: On-going projects to preserve and optimise natural resources	**2006**	2005
ISO 14001 certification	**All divisions**	All divisions
Emission control indicator	**Positive***	Positive
Environmental capital expenditure approved (Rm)	**58**	188
Environmental operating expenditure incurred (Rm)	**49**	55
1% CO_2 reduction target achieved	**No**	Yes
Water consumption per ton of product (m^3/t)	**2.67**	2.55
Energy consumption per ton of product (GJ/t)	**15.31**	15.30

** Overall positive for all months, except August 2006, when kiln No. 3 at Vanchem was off-line*

The Corporation launched a five-year plan in 2004, which was implemented in 2005, in order to achieve international best-practice for emission control, waste management and water and energy conservation. The plan includes steps to ensure that the Corporation complies with new air quality legislation which, amongst others, deals with greenhouse gases.

The Corporation follows a policy of transparency, by hosting open days at all divisions, at least once a year. At these functions, stakeholders have the opportunity to raise their concerns, to get feedback on issues raised at previous meetings and to view, first-hand, projects implemented to address their concerns.

On government level, environmental and perceived environmental concerns are regularly discussed with the Department of Water Affairs and Forestry ("DWAF"), the Mpumalanga Department of Agriculture and Land Affairs ("MDALA") and the Department of Environmental Affairs and Tourism ("DEAT"). Where required, steps are taken to address issues.

Highveld continued to be represented on the Anglo American plc Carbon Working Group, to monitor progress of divisions in acquiring/trading of carbon credits on international markets in terms of the clean development mechanism of the Kyoto Protocol, an international and legally binding agreement which became effective in February 2005.

The methodology for the Transalloys manganese alloy smelter upgrade was approved by the Methodology Panel during September 2006. The methodology was to be validated and thereafter submitted for registration in order to obtain the Certified Emission Reductions trading units generated since 2004.

Data were collected for updating the Project Design Document ("PDD") for the Ironmaking open slag bath required to develop its methodology.

Highveld monitors the impact of its activities on the environment against a wide range of national and international measures, and is pleased to report that there were no incidents that caused the Corporation to be fined for transgressing international declarations, conventions or treaties, or national and regional legislation. [EN16]

Environmental systems [2.20, 3.14, 3.19, 3.20]

All Highveld divisions are ISO 14001 certified to the 2004 standard. Significant progress has been made with air emission control, with the upgrading of various emission control equipment.

Atmospheric emissions [EN10]

Highveld did not achieve its one per cent CO_2 emission reduction target in 2006, and just missed its 98 per cent targeted average availability of emission abatement equipment. However, the limit of 96 per cent was comfortably achieved, with an actual average availability of 96.99 per cent.

The Corporation continued to support and be actively involved in the activities of environmental organisations, including the Mpumalanga Air Pollution Control Liaison Committee ("APOLCOM"), the National Association for Clean Air ("NACA") and the South African Iron and Steel Institute ("SAISI"). [3.15]

Studies and investigations to monitor emissions during 2006 included:

- Installing obscuration monitors at the Steelworks in all thirteen kiln clean gas stacks and all BOF clean-gas stacks for real-time emission monitoring.
- Conducting a baseline assessment, including emission inventory and air dispersion modelling, for the implementation of an air-quality plan at the Steelworks.
- Continuing dust fall-out monitoring at Vanchem, the Steelworks, Transalloys and Rand Carbide.

Air emission control projects launched in 2006 are:

- The installation of emission abatement equipment in the Steel Plant to collect secondary emissions by sealing the roof and adding dedicated ducts and manifolds to channel air to a bag filter house.
- Further electrostatic precipitator refurbishments.
- Investigating the effective removal of SO_2 at Vanchem.
- Various projects at Vanchem, including additional ammonia scrubbers at the chemical plant and the barren treatment plant and refurbishment of the kiln No. 1 bag house.
- The commissioning of one cyclone on a stoker at Rand Carbide.
- Extraction canopies were installed on all the Rand Carbide furnaces to collect fumes and dust during tapping.

Many projects are being considered which will improve energy conservation and subsequently reduce CO_2 production. These include the kiln de-linking and energy co-generation for Ironmaking.

Biodiversity and land use [EN26]

The maintenance and restoration of biodiversity around operations are important elements of sustainable development and, as such, was a focal point in the 2006 environmental improvement process.

Our business is driven by our people

The baseline Biodiversity Action Plan for the Steelworks was completed during 2006, and a similar plan is being drafted for Mapochs Mine. Studies to draft plans for Vanchem, Transalloys and Rand Carbide have commenced.

At Mapochs Mine, approximately 30 ha of surface is disturbed per year. In 2002, the Corporation started a rehabilitation programme to rehabilitate 60 ha per year of the rehabilitation backlog. The entire backlog will be rehabilitated within the next 10 years. [EN27]

Water and waste management [3 19]

Water consumption [EN5, EN20]

Although the overall 2006 water savings target was not achieved, the commissioning of the Steel Plant thickener plant and the planned Flat Products water treatment plant in 2007 will support the achievement of the 2007 target. For 2006, Transalloys and Rand Carbide achieved their water saving targets. A water consumption target of 2.506 m^3/ton has been set for 2007. Highveld's water consumption does not negatively impact on the availability of water in the area of its operations.

In order to ensure a supply of water at Rand Carbide, a submission to DWAF for a water reservoir that will hold water for one day in case the town supply fails has been made.

Water discharges [EN12, EN32]

All process water at the Highveld operations is recycled for reuse.

Integrated Water and Waste Management Plans ("IWWMPs")

The IWWMP for the Steelworks was formally approved by DWAF during 2005, and most of the actions planned for 2006 have been completed. Following submission of the draft IWWMP for Vanchem, DWAF requested that the rehabilitation of the impact of the subsidence of a small portion of the disposal site be addressed in the IWWMP. This is in process and an amended IWWMP will be submitted to DWAF in early 2007.

The preliminary documents for the Transalloys IWWMP have been prepared and the final plan will be submitted to DWAF during 2007.

Current continuous improvement initiatives include:

Steelworks: Separation of storm water from process water, including control dams (R40 million), and the rehabilitation of the phenol dam (R5.5 million).

Vanchem: A new storm water dam, trench and pollution control systems (R80 million), refurbishment of the barren treatment plant (R45 million), and a seepage catchment system.

The project to rehabilitate the main disposal site at Rand Carbide is in progress, following investigations which confirmed that a large portion of the material can be recycled.

Energy management [3 19, EN3, EN4, EN17]

The Corporation's 10-year energy management programme, to achieve a reduction of 11.74 per cent in energy consumption, is based on the baseline of the 2003 consumption of 16.043GJ/ton of product.

In 2006, the consumption increased, although savings are expected for 2007 following further improvements to the open-slag bath process at Ironmaking and process optimisation projects at Transalloys and Rand Carbide.

Investigation continues at Ironmaking into the conversion to electric power of heat in the kiln towers.



Social responsibility

Social reponsibility [SO1, EC10, HR14]

Social responsibility	2006	2005
Projects (Rm)	2.3	4.8

Communities [3.7]

Highveld invested R2.3 million (2005: R4.8 million) in communities close to its operations or linked to its educational requirements.

Applications for material or in-kind assistance are assessed according to set criteria, which include mutual respect, active participation, long-term commitment, mutual benefit and sustainability.

The company secretary and the group human resources manager, in association with the Community Liaison Committee and the Donations Committee, are the key co-ordinators of the Highveld social responsibility programme.

Community Liaison Committee [3.10, HR13]

The Community Liaison Committee invites local stakeholders and guest speakers to its meetings held at the Steelworks. Each meeting addresses a specific topic, and is attended by community leaders, such as local government councillors, environmental groups, non-government organisations, community representatives and the South African National Civic Organisation ("SANCO").

The meetings address a wide range of topics, including concerns raised by stakeholders. These include environmental projects, such as emission control and water and waste management, local economic development, BEE procurement, projects pending, projects planned and job opportunities.

Stakeholders are also invited to open days at other divisions, depending on the main meeting topic, to give community representatives the opportunity to witness the Corporation's operations and assess problems and solutions first-hand. If appropriate, these open days form part of the Interested and Affected Party meetings of any Environmental Impact Assessment ("EIA") process.



Stakeholder engagement [2.9, 3.10, 3.11, 3.12]

Stakeholder	Type and use of communication	Frequency
Community	Information sharing at meetings to address concerns.	Two per annum
	Information sharing at open days to address concerns.	One per site per annum
	Security matters addressed through a security brief to assist personnel with advice.	Ongoing
	Information on health is provided in the monthly Wellness Newsletter and the Highveld Izindaba.	Ongoing
Staff	Corporation and operational information is communicated monthly via the CEO Chat.	One per month
	Health information is provided through newsletters to create awareness.	Ongoing
	HIV/Aids education is provided by peer educators situated in every division and department, at induction training and through annual re-induction training.	Ongoing
Unions	Employee and operational issues are addressed at meetings for consideration and implementation.	Ongoing

School education

The education of learners in the Corporation's areas of operation is one of the three cornerstones of its social responsibility programme. In 2006, the following schools were assisted:

Pre-primary schools

- A computer was donated to the Ithuseng Pre-School.

Primary schools

- Support to the Professional Maths Centre was approved for a three-year project totalling R200 000 a year, to conduct mainly teacher training sessions at primary schools, in order to help improve maths skills at primary school level.
- Ablution facilities at Clewer Primary School, near Transalloys, were built and handed over, to help the school cope with its expansion to accommodate an additional 400 learners.







Social responsibility (continued)

- The class room at Jeremiah Mdaka Primary School in the Vosman settlement, to house a computer centre, was handed over in 2006 (the hardware had been donated by the Tshwane University of Technology).
- Roossenekal Primary School, close to Mapochs Mine, was helped with a borehole and a new roof as part of its building upgrade.
- Four computers were donated to the Nelson Ngubeni Primary School in Emalahleni.
- A fence was erected at a rural farm school, Mokibe Primary School, in the district of Emalahleni.
- For the fifth consecutive year, the annual Rally to Read book distribution project in Mpumalanga's deep rural areas was supported.

Secondary schools

- Secondary schools in Emalahleni and Roossenekal were awarded R140 000, based on an incentive system which recognises academic achievements based on 95 per cent and more and a 100 per cent grade 12 pass rate, and a 7 per cent or more increase in the grade 12 pass rate.

Tertiary education

Tertiary education support comprised:

- Bursaries, totalling R3.9 million, for deserving students who wish to study metallurgy, mechanical and electrical engineering or chemistry at a university or university of technology.
- The Tshwane University of Technology (Emalahleni campus), received support to the value of R87 000 to expand its electronic library.

The bursary project involves semester review meetings with the students, arranging holiday work for them, providing mentoring and coaching mechanisms and assisting them with problems which might impact negatively on their studies.

A total of 101 students were registered on the university bursary scheme and university of technology sponsorship scheme in 2006, and 80 per cent passed their courses.

Health

The Corporation continued its active and wide-ranging health drive in local communities. The largest single project remains the R2 million commitment towards the building of a primary healthcare clinic in Kwa Guqa Extension 10. The clinic will also be equipped for maternity cases. This project was also assigned R2.5 million from the Anglo American Chairman's Fund, and a contribution from the Mpumalanga Department of Health, which will provide further infrastructure, the staff, equipment and medicine required to run the clinic.

Other sponsorships included:

- Food parcels were distributed to various NGOs, intended for households affected by HIV/Aids, as well as child-headed households.
- Assistance to a Schoongezicht-based HIV/Aids support organisation, which trains home-based care givers and provides home-based care and after-school care for orphans.
- Substantial support to the White Rose Hospice.
- The employees of Highveld as well as the Corporation donated cash to Nkosi's Haven, a Johannesburg-based welfare organisation with which the Corporation has close ties through its Wellness Committee.
- Highveld employees donated cash to Phidisa, a local NGO supporting families affected and infected by HIV/Aids.
- Assistance to SANCA, to fight alcohol and drug abuse in the community through puppet workshops.
- Funding for a Cancer Association project that provides support to cancer victims and undertakes health promotion and education projects.
- Survivor kit donations to houses of safety, for both children and adults.
- A donation to the SA Guide Dogs Association for the Blind.

Security

As part of its commitment to support security in the areas in which its employees reside, Highveld participates in the Business Against Crime ("BAC") partnership initiative between the private sector and government. The company secretary is a director of BAC Mpumalanga.

Highveld donated 14 high mast street lights to the community of Kwa Guqa, situated near the Steelworks.

Highveld partnered with the Vosman Police Station which serves one of the crime hotspots in the province. With the assistance of the Unit Manager: Security and the Internal Auditor, the Corporation complemented SAPS staff training in people, administration and management skills, systems and procedures.

The Corporation also supported the Vosman Sports Against Crime drive for the youth, and again participated in the national SA Police Service Captain Crime Stop campaign, by sponsoring yo-yos bearing the toll-free Child Line number for distribution to Emalahleni and Roossenekal primary schools.

Environment [3.14]

Highveld supports the World Wide Fund for Nature through its corporate membership and by promoting the Fund's objectives and activities in its areas of operation. The Fund focuses on the prevention of the degradation of the natural environment, the conservation of biodiversity and the sustainable use of natural resources. It will focus on projects to involve local communities, especially schools, even more in the initiatives of this international organisation.

The Corporation again sponsored its Reduce, Re-use and Recycle Competition, for primary schools in Emalahleni, Roossenekal and its rural areas. In 2006, the pupils from Roossenekal and rural schools set the example with their enthusiasm for the project.

The project was renamed the Highveld Sinakekela Imvelo Competition (which means "caring for the environment"). The schools were asked to submit names, and the winning school, Johannes Kananda Primary School, received a prize.

The project again involved the provision of bins, gloves and heavy-duty plastic bags for the learners. Further assistance included project briefing workshops and transporting material to collection points.

Apart from collecting cans, plastic, glass and paper, the competition was extended to include a vegetable garden competition, and all participating schools were donated vegetable seeds and gardening tools.

In 2006, the competition was extended to run from March to September, and has now been entrenched as an annual event in the school calendar.

Apart from competing for clean-up prizes, learners used waste material to manufacture useful and artistic products they could sell.

Prizes were awarded for the most material collected, best clean-up, most useful product, best artwork and best vegetable garden.

Jeremiah Mdaka Primary School in Emalahleni excelled in the collection of both glass and cans, by collecting 6 672 kg of glass and cans.

The Corporation also supported a local group, Qaphelani Community Group, that sustains a cleaning campaign in a local township, involving benefiting unemployed members of the community.

The by now well-known Yellow Arum Lily Festival in Roossenekal, with the objective of stimulating entrepreneurship and promoting tourism in Mpumalanga, was again supported.

Recreation

Highveld assisted various community athletes and teams to attend provincial and national events, including an employee who represented South Africa in the 2006 World Archery Championship and became world champion at the event.

Three secondary school teams and a local under-12 soccer team that excelled on national level were also sponsored:

- The Arsenal team, which won the Danone under-12 competition and represented South Africa in France, where they lost on penalties in the semi-final.
- The Empucukweni High School team which won the national Kay Motsepe Schools Soccer Tournament.
- The Mabande High School netball team, which won the national netball championships.
- The Kriel High School under-18 soccer team, which was a runner-up in the national championship.





Human capital [2.8, LA9]

Developing our human resource base to achieve world-class standards

Human capital	2006	2005
Number of employees at year-end	**3 884**	3 844
Training spend (Rm)	**41.86**	37.97
Training average man-days	**14.22**	15.87
Average training spend per employee (R'000)	**10.8**	8.9
Bursary costs (R'000)	**3 923**	4 087
Gross revenue per man year (R'000)	**1 708**	1 869

The Highveld Human Resources ("HR") vision is to position the Corporation as an employer of choice, with people who are competent and in control of their own destiny, and where a high level of performance is the minimum standard. The HR function aims to positively influence organisational performance through operational effectiveness by employing quality people, rewarding them for excellence, nurturing talent and establishing a harmonious and co-operative working climate.

Employee benefits over and above those legally mandated include group life insurance, study and dependants' study aid schemes, performance bonus schemes, long-service awards, suggestion schemes, training programmes and employee and health wellness programmes. [LA12]

Negotiations with employees on remuneration issues are conducted through trade unions, while the Remuneration Committee safeguards the interests of those not represented. Consultations and negotiations regarding major operational changes are conducted through trade unions, employee representatives and individual employees, if individually affected. [LA4]

Trade unions

Some 58 per cent of Highveld employees are represented by NUMSA and 19 per cent by Solidarity. [LA3] During 2006, wage negotiations were concluded without any strike action. However, some NUMSA members participated in a national stay-away called by COSATU on 18 May, in support of job creation.

Analysis of employee profiles and net employment creation [LA1, LA2]

As at 31 December 2006 the workforce totalled 3 884 employees of which 25 employees were part-time. The regional breakdown is as follows:

Workforce breakdown and status			
	Region		
	Emalahleni	Roossenekal	Bedfordview
Workforce breakdown	3 710	167	7
Total employees	3 884		

Employee profile analysis	Top management	Senior management	Professionally qualified and middle management	Junior management, supervisors, foremen, superintendents	Skilled technical and academically qualified worker	Semi-skilled and discretionary decision making	Unskilled and defined decision making
African female	0	0	4	15	49	39	1
African male	0	2	58	273	594	1 470	33
Asian female	0	0	2	3	6	4	0
Asian male	0	0	8	9	3	1	1
Coloured female	0	0	0	2	1	2	0
Coloured male	0	0	1	6	13	10	1
White female	0	1	28	45	49	16	3
White male	4	28	188	244	343	89	7
Disabled female	0	0	0	0	0	0	0
Disabled male	0	0	0	3	0	2	0
Total female	0	1	34	65	105	61	4
Total male	4	30	255	535	953	1572	42




VYSE



Human capital (continued)

Movement of employees Turnover			
	Region		
	Emalahleni	Mapochs	Bedfordview
Resignation	203	13	1
Death	31	1	
Dismissal	45	4	
Retirement	34	1	
Retrenchment	4		
Average percentage turnover of employees	26.42	2.00	0.08

Employment equity LA10, HR4

Highveld's commitment to transformation is entrenched in the mandate given to the Transformation Committee. Unfortunately, as is currently the case with all large organisations, it remains difficult to meet transformation targets in the senior management levels, as the shortage of skills in this section of the economy remains a challenge. Strong competition between organisations to attract senior people adds to the frustration of achieving the desired level of participation from the designated group.

Several measures are in place to address these challenges, in order to bolster promotions from within the Corporation:

- Increased drive to train people at all levels of the organisation and so advance their promotion opportunities.
- A retention policy whereby key staff members are offered retention premiums if they agree to stay with the Corporation for a fixed period of time.
- A revision to the promotion policy, whereby people can be promoted even if there are no immediate vacancies.
- Personal Development Programmes ("PDPs"), including post-graduate programmes, in order to fast-track the development of a designated group of employees.

Employment equity targets

	Target %	HDSA %	Blacks %
Management			
2005	57	45	39
2006	**38**	**32**	**21**
Skilled			
2005	68	62	57
2006	**70**	**64**	**56**
Semi-skilled			
2005	70	94	92
2006	**67**	**94**	**91**
Women			
2005	10	6	3
2006	**13**	**7**	**3**

Skills development 3.19, LA16, LA17

Diversity training

Any employee can apply to Organisational Development to have a personalised PDP drafted, which is based on ability, aptitude and skills tests performed at the Highveld Training Centre. Approximately 111 employees are currently registered on PDPs. Each candidate is assessed at least every 18 months, through a 360-degrees evaluation, which involves input from a supervisor, two colleagues and two subordinates. The PDPs are adjusted, if required, according to strengths and development needs identified during the evaluations.

Talent pools

Employees with a sound performance record, and who have enrolled on the PDP programme, are considered for the Anglo American Talent Pool, in which Highveld still participates, despite the offer Evraz Group S.A. has made for the Anglo American plc shareholding in Highveld. This project fast-tracks high performers throughout the Anglo group.

Consistent good performers, who show potential to assume more senior or more complex tasks, are enrolled in the Highveld Talent Pool programme, where they are given the opportunity to further their studies, and receive assistance with their career development process. Their development is carefully individualised, and is based on equipping them for the next, logical role in their area of work.

Typical PDP fast-tracking elements are tertiary studies, short courses, job rotation and specific career or personal interventions. Bursars are also enrolled on this programme.

At the end of 2006, 111 people were enrolled in the Highveld Talent Pool programme, of which 71 are white male, seven white female, 32 black male and one black female. The Talent Pool forms an integral part of succession planning at Highveld, within a 10-year window.

Trainees December 2006					
	Black		White		Total
	Female	Male	Female	Male	
Engineers in training	1	6	1	7	15
University bursars	8	20	9	17	54
Junior technicians	4	8	0	4	16
University of technology bursars	0	1	0	0	1
University of technology sponsored students	5	19	0	6	30
Apprentices	24	130	1	43	198
Total	**42**	**184**	**11**	**77**	**314**
	13.38%	**58.60%**	**3.50%**	**24.52%**	

Total designated 75.48%
Total female 16.88%
Total blacks 71.97%

Trainees December 2005					
	Black		White		Total
	Female	Male	Female	Male	
Engineers in training	0	8	3	5	16
University bursars	6	31	9	27	73
Junior technicians	5	28	1	9	43
University of technology bursars	1	5	0	1	7
University of technology sponsored students	22	64	2	31	119
Apprentices	24	175	4	70	273
Total	**58**	**311**	**19**	**143**	**531**
	10.92%	**58.57%**	**3.58%**	**26.93%**	

Total designated 73.07%
Total female 14.50%
Total blacks 69.49%

Apprenticeships

Each year, Highveld offers apprenticeships to an additional 160 people from outside the Corporation. Apprenticeship training is conducted at the Highveld Training Centre, where approximately 300 apprentices are enrolled for the various trades, such as millwrights, fitting, boiler-making, electrical, instrumentation, earthmoving and rigging.

To improve employees' skills levels, Highveld encourages employees to undergo a Section 28 Trade Test. This test gives people who have been exposed to a certain skill the opportunity to qualify as artisans or mechanicians in that skill. Company assistance includes entering those employees on the Prior Learning Programme, after which they apply to be assessed by the Department of Labour to write the relevant trade test.

The training is funded partially from discretionary grants claimed by Highveld from the MERSETA training and education authority. In 2006, grants amounted to approximately R6.5 million. This includes mandatory grants, claimed for experiential training for university and university of technology students on-site, and training in areas such as engineering and soft skills, which include information technology and safety, health, environment and quality.

Training is conducted by 14 full-time engineering instructors, in seven workshops. An additional instructor, to train millwright apprentices, was appointed in 2006. Apprentices are trained for six months, after which they are assigned to a division for practical experience.

Mentoring

Apprentices, who undergo practical experience periods in the divisions, are mentored by mechanicians, to improve training outcomes. The mentors, selected from the approximately 700 mechanicians, assist apprentices in their jobs and co-ordinate monthly reports to the Training Centre, including feedback from the divisional managers to whom the apprentices report. This programme also alerts Training Centre staff to possible shortcomings in the training programme.

Multi-skilling

As part of its objectives of improving job satisfaction and productivity, Highveld encourages artisans to apply for training in an additional skill.

Organisational development
Apart from developing PDPs, the organisational development function, in the Training Centre, is also responsible for sourcing future staff from schools, universities and from the universities of technology.

Bursars
Highveld sponsors 54 bursars, who are given the opportunity for on-the-job training during academic holidays. Once they finish their degrees, they are appointed as engineers-in-training and a training programme towa'ds professional registration with the Engineering Council of South Africa is followed. Highveld employed 15 engineers-in-training during 2006. The objective of the training is to develop professional, competent engineering graduates.

The bursary scheme includes a foundation-year sponsorship at a university, notably for promising candidates from previously disadvantaged communities, to ensure that they enter the tertiary institution on a par with other students.

Students who are enrolled at universities of technology are employed at Highveld for their experiential exposure. When they join full-time after completing their three-year studies, they are enrolled on the PDP programme.

Approximately 75.48 per cent of current students are from the previously disadvantaged groups:

Engineers in training:	15
University bursars:	54
Junior technicians:	16
University of technology bursar:	1
University of technology-sponsored students:	30
Apprentices:	198

Some 75.48 per cent of students are from the designated group as defined in the Employment Equity Act, 16.88 per cent are female, 71.97 per cent are black and 13.38 per cent are black females.

Career-ending [LA16]
Apart from these programmes, which ensure that employees improve their employability, Highveld conducts retirement training sessions and provides retirement and retrenchment counselling, if required, to guide employees through the career-ending process.

Housing
During the year, Highveld sold three properties, two to employees. Two houses and one vacant stand were sold. The Corporation promotes home ownership for its employees and all employees receive housing allowances. It is planned to make vacant stands in Roossenekal available for sale to employees commencing in 2007.

Invention and suggestion scheme
The Corporation has an established invention and suggestion scheme that encourages employee involvement in formulating proposals for operational performance improvements. Employees are rewarded for successfully implemented suggestions.

During 2006, payments totalling R87 608 were paid to employees, based on their suggestions or inventions to improve operations.

These payments ranged from R500 to R38 762, for suggestions or projects as diverse as introducing a welding procedure on slag pots, installing a crawl beam on which operators can change blades, developing a spreadsheet to facilitate accuracy and timeousness in pay procedures and installing hand rails.





2007 Targets

Targeting continued improvement in all business areas

Targets	Unit	2007
Economic performance		
Procurement savings	Rm	75
Black economic empowerment		
Capital goods procured from BEE vendors	%	20.7
Consumables procured from BEE vendors	%	17.0
Services procured from BEE vendors	%	33.0
Production		
Crude carbon steel production	'000 ton	974
Total rolled steel production	'000 ton	790
Vanadium slag production	'000 ton	79
Manganese alloys production	'000 ton	154
Ferrosilicon production	'000 ton	56
Vanadium: Oxides	'000 ton	10.5
Vanadium: Ferrovanadium (Vanchem)	'000 ton	2.2
Safety		
Fatalities	No.	0
LTIFR aim to decrease to		0.18
Occupational diseases		0
Health		
% of employees reporting for voluntary HIV/Aids counselling and testing	%	90

Targets	Unit	2007
Environment: On-going projects to preserve and optimise natural resources		
ISO 14001 certification		Maintain in all divisions
OHSAS 18001 certification		All divisions
Emission control indicator		Positive
Environmental capital expenditure	Rm	110
CO_2 reduction target	%	1
Water consumption per ton of product	m^3/t	2.506
Energy consumption per ton of product	GJ/t	15.10
Human capital		
Training spend	Rm	46.1
Training average man-days	days	15
Average training spend per employee	R'000	11.9
Social responsibility		
Total spend	R'000	3 319

Global Reporting Initiative 2002 Content Index

Colour Code	Status
Included in the Sustainability Report	■
Has not been discussed in the document as the indicator has been deleted or merged with another indicator or a new indicator in G3	⊡
Not discussed by Highveld Steel and Vanadium Corporation Limited in this document	■

GRI Index No	Topic	Status	Page No
1	**Vision and strategy**		
1.1	Vision and strategy	■	2, 4, 19, 20
1.2	CEO Statement	■	2, 4
2	**Profile**		
2.1	Name of reporting organisation	■	2
2.2	Major products and services	■	9, 12, 14
2.3	Operational structure	■	11, 12, 18
2.4	Major divisions, operating companies, subsidiaries and joint ventures	■	11
2.5	Countries of operation	■	1
2.6	Nature of ownership/legal form	■	11
2.7	Nature of markets served	■	12, 14
2.8	Scale of reporting organisation	■	9, 12, 14, 25, 42
2.9	List of stakeholders, key attributes and relationship to HSVC	■	2, 38
2.10	Contact person, including e-mail and web address	■	1, 52
2.11	Reporting period	■	1
2.12	Date of previous report	■	1
2.13	Boundaries of report	■	1
2.14	Significant changes in size, structure and ownership	■	1

GRI Index No	Topic	Status	Page No
2.15	Basis for reporting on joint ventures, etc affecting comparability	■	1
2.16	Restatements of information	■	1
2.17	Decisions not to apply GRI principles	■	1
2.18	Criteria/definitions used in accounting for cost/benefits	■	
2.19	Significant changes in measurement methods	■	1
2.20	Policy/internal practices to enhance accuracy, completeness and reliability	■	20, 22, 27, 30, 36
2.21	Independent assurance	■	1
2.22	Additional information	■	1
3	**Governance structure and management systems**		
3.1	Governance structure	■	18, 19, 20, 22
3.2	Board analysis	■	16, 18
3.3	Process for determining the expertise board members need to guide strategic direction	■	22
3.4	Board level processes for overseeing economic/environmental/social risk and opportunities	■	20, 22
3.5	Linkages between executive compensation and achievement of non-financial goals	■	30
3.6	Organisational structure/ responsibilities for oversight, implementation and audit of relevant policies	■	17, 18, 22, 27
3.7	Mission/value/codes of conduct/principles and status of implementation	■	19, 22, 26, 27, 30, 38
3.8	Mechanisms for shareholders to provide recommendations to board of management	■	1
3.9	Basis for identification and selection of major stakeholders	■	2

GRI Index No	Topic	Status	Page No
3	**Governance structure and management systems (continued)**		
3.10	Approaches to stakeholder consultation	■	38
3.11	Type of information generated by stakeholder consultations	■	38
3.12	Use of information from stakeholder engagements	■	38
3.13	Approach to precautionary principle	■	20, 22, 28
3.14	Externally developed voluntary charters, principles, initiatives	■	2, 28, 30, 36, 41
3.15	Industry and business associations	■	11, 36
3.16	Supply chain management and product stewardship	■	25
3.17	Managing direct impacts resulting from activities	■	
3.18	Major decisions regarding location and changes in operation	■	1, 4
3.19	Programmes and procedures for improvement programmes/actions	■	4 - 6, 30 – 34, 36, 37, 44
3.20	Status of certification of environmental, labour, social accountability management systems	■	30, 36
EC	**Economic performance indicators**		
EC1	Net sales	■	8
EC2	Geographic breakdown of key markets	■	14
EC3	Cost of goods, materials, services	■	8
EC4	Contracts paid to suppliers in accordance with agreed terms	□	
EC5	Payroll and benefits	■	8
EC6	Distribution to providers of capital	■	8
EC7	Retained earnings: increase/decrease	■	8
EC8	Public sector: Taxes per geographic region	■	8

GRI Index No	Topic	Status	Page No
EC	**Economic performance indicators (continued)**		
EC9	Subsidies received	■	8
EC10	Donations to community/civil society	■	38
EC11	Suppliers	□	
EC12	Non-core infrastructure	■	
EC13	Indirect economic impacts	■	
EN	**Environmental performance indicators**		
EN1	Total materials used, other than fuel and water, by type	■	
EN2	Percentage of materials used that are waste from external sources	■	
EN3	Direct energy use	■	35, 37
EN4	Indirect energy use	■	37
EN5	Total water use	■	35, 37
EN6	Location and size of land owned, leased or managed in biodiversity-rich habitats	■	
EN7	Major impacts on terrestrial, fresh water and marine biodiversity	■	30
EN8	Greenhouse gas emissions	■	
EN9	Ozone-depleting substances	■	35
EN10	NO_x, SO_x and other significant air emissions	■	35, 36
EN11	Waste by type and destination	■	
EN12	Discharges to water	■	37
EN13	Spills of chemicals/oils/fuels	■	12
EN14	Environmental impact of products and services	■	12

Global Reporting Initiative 2002 Content Index

(continued)

GRI Index No	Topic	Status	Page No
EN	**Environmental performance indicators (continued)**		
EN15	Products sold reclaimable/reclaimed after use	■	11
EN16	Non-compliance associated with environmental issues	■	36
EN17	Renewable energy	■	37
EN18	Energy footprint	■	
EN19	Other indirect energy use	■	
EN20	Water sources	■	37
EN21	Ground and surface water withdrawals	□	
EN22	Water recycling and re-use	■	
EN23	Total amount of land owned, leased, or managed for production activities or extractive use	□	
EN24	Amount of impermeable surface as a percentage of land purchased or leased	□	
EN25	Impacts of activities and operations on protected and sensitive areas	□	
EN26	Changes to natural habitats resulting from activities and operations	■	36
EN27	Objectives, programmes, and targets for protecting and/or restoring habitats native ecosystems and species in degraded areas	■	37
EN28	Number of IUCN Red List species with habitats in areas affected by operations	■	
EN29	Business units currently operating or planning operations in or around protected or sensitive areas	□	
EN30	Other relevant indirect greenhouse gas emissions	■	
EN31	All production, transport, import or export of any waste deemed 'hazardous' under the terms of the Basel Convention Annex I, II, III and VIII	■	
EN32	Water sources and related ecosystems/habitats significantly affected by discharges of water and runoff	■	37

GRI Index No	Topic	Status	Page No
EN	**Environmental performance indicators (continued)**		
EN33	Performance of suppliers relative to environmental components of programmes and procedures described in response to Governance Structure and Management Systems	■	
EN34	Significant environmental impacts of transportations used for logistical purposes	■	
EN35	Total environmental expenditure by type	■	35
	Social performance		
LA	**Labour practices and decent work**		
LA1	Geographical breakdown of workforce	■	42
LA2	Employment creation and turnover	■	42
LA3	Trade union representation	■	42
LA4	Consultation process	■	6, 42
LA5	Recording/notification of occupational accidents/diseases	■	27, 32
LA6	Formal joint H&S committees	■	27
LA7	Standard injury, lost day and absent rates and work-related fatalities	■	27
LA8	HIV/Aids	■	34
LA9	Average hours of training per year	■	42
LA10	Description of equal opportunities policies or programmes	■	24, 44
LA11	Composition of senior management and corporate governance bodies (including Board of Directors)	■	16, 19
LA12	Employee benefits beyond those legally mandated.	■	42
LA13	Provision for formal worker representation in decision making or management, including corporate governance.	□	
LA14	ILO guideline compliance	■	

GRI Index No	Topic	Status	Page No
LA	**Labour practices and decent work** (continued)		
LA15	Health and safety agreements	■	28, 30
LA16	Continued employability and career endings	■	44, 46
LA17	Skills management life-long learning	■	44
HR	**Human rights**		
HR1	Policies, corporate structures and monitoring mechanism and results	□	
HR2	Consideration of human rights (investment/procurement/suppliers/contractors)	■	
HR3	Human rights for supply chain and contractors, monitoring systems/results	■	
HR4	Discrimination prevention	■	22, 24, 44
HR5	Freedom of association	■	
HR6	Child labour	■	
HR7	Forced and compulsory labour	■	
HR8	Employee training on human rights	■	
HR9	Appeals practices	□	
HR10	Non-retaliation policy	□	
HR11	Training for security personnel	■	
HR12	Indigenous peoples	■	
HR13	Community grievance mechanisms	■	38
HR14	Redistribution to local communities	■	38

GRI Index No	Topic	Status	Page No
SO	**Society**		
SO1	Community impact, programmes	■	38
SO2	Bribery and corruption	■	19
SO3	Political and lobbying contributions	■	11
SO4	Awards received relevant to social, ethical and environmental performance	■	
SO5	Political donations	■	11
SO6	Court decisions regarding cases pertaining to anti-trust and monopoly regulations	■	11
SO7	Description of policy, procedures/management systems, and compliance mechanisms for preventing anti-competitive behaviour	□	
PR	**Product responsibility**		
PR1	Customer health and safety	■	
PR2	Product information and labelling	■	13
PR3	Consumer privacy	□	
PR4	Number and types of instances of privacy non-compliance	□	
PR5	Number of consumer health and safety complaints upheld by regulatory or similar officials	□	
PR6	Voluntary code compliance, product labels or awards with respect to social and/or environmental responsibility	□	
PR7	Non-compliance with product information and labelling regulations	■	13
PR8	Customer satisfaction surveys	■	13
PR9	Standards and codes related to advertising	■	13
PR10	Breaches of P10	■	13
PR11	Number of substantiated claims regarding breaches of consumer privacy	■	13

Contact details of key people 2.10

Chief Executive Officer
André de Nysschen
+27 13 690-8721

Executive Director and General Manager: Vanadium and Ferro-alloy Operations, Information Technology
Dr Johan Pienaar
+27 13 690-9221

Executive Director and General Manager: Steelworks
Eben Barnardo
+27 13 690-9384

Executive Director and General Manager: Finance
Luigi Matteucci
+27 13 690-9332

General Manager: Vanchem
Alex Oehmen
+27 13 690-8002

Manager: Group SHEQ
Jürgen Theiss
+27 13 690-9222

General Manager: Transalloys
Simon van Niekerk
+27 13 690-8118

General Manager: Rand Carbide
André Nel
+27 013 690-8245

Group Human Resources Manager
Sam Mafoane
+27 13 690-9529

Group IT Manager
Ben Schapers
+27 13 690-9245

Procurement Manager
Abri Visser
+27 13 690-9289

Mine Manager: Mapochs Mine
Charl Botes
+27 13 273-5002

Company Secretary
Amanda Diener
+27 13 690-8631
email: sustainability@hiveld.co.za

BASTION GRAPHICS









www.highveldsteel.co.za

Business address
Old Pretoria Main Road,
Emalahleni, Mpumalanga

Registered office
Portion 29 of the farm
Schoongezicht no. 308 JS,
Emalahleni, Mpumalanga

Postal address
P O Box 111,
Witbank 1035

Share transfer secretaries
Computershare Investor Services
2004 (Proprietary) Limited,
70 Marshall Street,
Johannesburg 2001

END